OFFERING CIRCULAR
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

14008061

FORM 1-A/A

Amendment No. 4

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Remington Energy Group Corporation

Commission File Number: 0001585786

NEVADA

UNITED STATES:
Remington Energy Group Corporation
C/O: Alternative Securities Markets Group
9107 Wilshire Blvd., Suite 450
Beverly Hills, California 90210
Phone: (213) 407-4386

1311– Crude Petroleum & Natural Gas Extraction	**46-1698762**
(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification Number)

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A

PART 1 - NOTIFICATION UNDER REGULATION A

Item 1. Significant Parties

(a) (b) Directors and Officers.

Name and Address	Position(s) Held
Mr. Wes Johnson	Chief Executive Officer / Chairman of the Board

Remington Energy Group Corporation, 737 James Lane, Suite 7499, Incline Village, Nevada 89450

Mr. Donald White	Advisor / Consultant / Board of Directors

Remington Energy Group Corporation, 737 James Lane, Suite 7499, Incline Village, Nevada 89450

Mr. Brent Johnson	Advisor / Consultant / Board of Directors

Remington Energy Group Corporation, 737 James Lane, Suite 7499, Incline Village, Nevada 89450

(c) General Partners of the Issuer N/A

(d) (e) Recorded and Beneficial owners of 5 percent or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the Remington Energy Group Corporation affiliates who own 5% or more of any class of our preferred or common stock:

Name and Address of Record Owner	Shares of Voting Stock of Record Owned	Percentage of Total Voting of Record Owned
Mr. Wes Johnson	Preferred	0%
(1) (2) (3)	Common	100%

(1) Mr. Wes Johnson is the Chief Executive Officer of Remington Energy Group Corporation
(2) Mr. Wes Johnson is the Chairman of the Board of Directors of Remington Energy Corporation
(3) Mrs. Wes Johnson, 737 James Lane, Suite 7499, Incline Village, Nevada 89450

(f) Promoters of the issuer

Remington Energy Group Corporation
737 James Lane, Suite 7499
Incline Village, Nevada 89450
(775) 671-3065
http://remingtonenergygroup.com/
Email: Wes@RemingtonEnergyGroup.com

(g) Affiliates of the issuer. None

(h) Counsel for Issuer and Underwriters.

Mr. James H. Seymour, Esq.
James H. Seymour Law Firm
PO Box 1757
Crystal Bay, NV 89402-1757
Jseymourlaw@yahoo.com

At this time of this filing there is no underwriter(s) in connection with this offering.

The Alternative Securities Market Group (ASM) maintains an online portal for investors to purchase into our offering, and performs certain services for us in connection with the offering such as but not limited to distributing ongoing reports about our company. ASM is exclusively an ancillary service provider that will be reimbursed for documented expenses. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

Although both Remington Energy Group Corporation and ASM believe ASM's web portal will be sufficient to ensure success of the offering, the Company's relation with ASM is non-exclusive and the Company both has and reserves the right to enlist the aid of FINRA registered broker dealers if it is necessary to ensure success of the Offering. If so an appropriate Amendment shall be filed in a timely fashion.

To facilitate Remington Energy Group Corporation's liquidity at the onset of this Offering, in lieu of cash for its assistance in the obtaining a CIK No. and its assistance in the preparation of the registration statement, ASM has agreed to accept FIVE THOUSAND shares of common Stock in the Company, representing 5% (five percent) of outstanding common stock shares upon completion of this Offering.

ASM will **not** receive any selling commissions; nor will it receive any fixed percentage of the Offering Proceeds as might a FINRA registered broker dealer. ASM will only receive documented expenses. Although ASM's expenses are likely to be somewhat proportional to the amount raised as they will be incurred during the duration of the raise, reimbursement of such documented expenses is **capped at an expense amount not to exceed 5% of the Offering proceeds**. Hence ASM does **not** qualify as an underwriter.

(i) through (m) None

Item 2. Application of Rule 262.

(a) (b) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 and, as a result, no such application for a waiver if disqualification has been applied for, accepted or denied.

Item 3. Affiliate Sales.

None of the proposed offering involves the resale of securities by affiliates of the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. The Company has spent expenditures in excess of revenues the past two years developing its' products and marketing plans.

Item 4. Jurisdictions in which Securities are to be offered.

(a) The Securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

(b) The Securities in this proposed offering shall be offered in the following jurisdictions (but not limited to), subject to qualification in each State, as necessary:

- California
- New York
- Florida
- Illinois
- Texas
- New Jersey
- Pennsylvania
- Nevada
- Arizona

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group Corporation (a California Stock Corporation), an equity partner of the Company, can be viewed at http://www.AlternativeSecuritiesMarket.com.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Remington Energy Group Corporation** and wire or mail funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any State-Specific Investor Suitability Standards.

Item 5. Unregistered Securities Issued or Sold Within One Year.

The Company was originally formed as a Nevada Limited Liability Company in March of 2012 and converted to a Nevada Stock Corporation in August of 2013. Upon its re-foundation as a Stock Corporation, the Company issued 100% of its issued Common Stock (100,000 Common Stock Units) to its Chief Executive Officer, Mr. Wes Johnson.

Name & Address	Amount Owned Prior to Offering	Amount Owned After Offering
Mr. Wes Johnson Chief Executive Officer 737 James Lane, Suite 7499 Incline Village, Nevada 89450	Common Stock: 100,000 Shares (100%) Preferred Stock: No Shares	Common Stock: 95,000 Shares (95%) Preferred Stock: No Shares
Alternative Securities Markets Group Advisor 9107 Wilshire Blvd, Suite 450 Beverly Hills, California 90210	Common Stock: No Shares Preferred Stock: No Shares	Common Stock: 5,000 Shares (5%) Preferred Stock: No Shares

In accordance with the Company agreement with Alternative Securities Markets Group Corporation ("ASM"), the Company shall place into escrow and issue to ASM up to 5,000 shares of Common Stock (the "Escrowed Common Stock") as follows:

- 20% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 20% of this offering.

- Additional 20% (for a total of 40% of the total number of shares escrowed) of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 40% of this offering.
- Additional 20% (for a total of 60% of the total number of shares escrowed) of the Escrowed Common Stock Shares to be released to ASM fully diluted upon the successful capitalization of the Company to 60% of this offering.
- Additional 20% (for a total of 80% of the total number of shares escrowed) of the Escrowed Common Stock Shares to be released to ASM fully diluted upon the successful capitalization of the Company to 80% of this offering.
- Additional 20% (for a total of 100% of the total number of shares escrowed) of the Escrowed Common Stock Shares to be released to ASM fully diluted upon successfully diluted upon the successful capitalization of the Company to 100% of this offering.

The issuance of all the foregoing shares was in reliance of the exception from registration afforded by Section 4(2) of the Securities Act of 1933, as amended.

Item 6. Other Present or Proposed Offerings.

The issuer is also presently offering this same offering to Non-U.S. Citizen Pursuant to Regulation S

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Item 7. Marketing Arrangements.

There are no marketing arrangements with respects to this offering. The Offering is on a "Best Efforts" basis and is being offered directly by the Company through its Officers and Directors. There are no plans to stabilize the market for the securities to be offered. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

Item 8. Relationship with Issuer of Experts Named in Offering Statement. None.

Item 9. Use of a Solicitation of Interest Document.

The Company has not used a publication, whether or not authorized by Rule 254, prior to the filing of this notification

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Remington Energy Group Corporation

Corporate:
Remington Energy Group Corporation
737 James Lane, Suite 7499
Incline Village, Nevada 89450
(775) 671-3065

Offering / Investors:
Remington Energy Group Corporation
C/O: Alternative Securities Markets Group
9107 Wilshire Blvd.
Suite 450
Beverly Hills, California 90210
(213) 407-4386

Best Efforts Offering of 50,000 9% Convertible Preferred Stock Units

Offering Price per 9% Convertible Preferred Stock Unit: $100.00 (USD)

Maximum Offering: 50,000 9% Convertible Preferred Stock Units

DATED: October 7th, 2014

Investing in the Company's 9% Convertible Preferred Stock Units involves risks, and you should not invest unless you can afford to lose your entire investment. See "Risk Factors" beginning on **page 12**.

We are offering a maximum of 50,000 9% Convertible Preferred Stock Units (the "Securities"). **This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.**

All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- YEAR 2: (Shareholder Conversion Option)
    - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 3: (Shareholder Conversion Option)
    - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 4: (Optional Conversion Option)
    - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
  - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

This Offering Circular relates to the offering (the "Offering") of up to 50,000 9% Convertible Stock Units in Remington Energy Group Corporation. The Securities offered through this Offering have no voting rights until the securities are converted to Common Stock Shares of the Company per the terms and conditions detailed in this Offering. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 50,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

Mr. Wes Johnson is the Founder and Chief Executive Officer of Remington Energy Group Corporation and currently owns NINETY-FIVE THOUSAND (95,000) Common Stock Shares of the Company, which is 95% of the Company's total number of the current Common Stock Issued and Outstanding. No Common Stock is being issued in this Offering. Upon completion of this Offering, the Company will have 50,000 Shares of Preferred Stock Issued to Shareholders.

This Offering is being conducted on a "best-efforts" basis, which means the Company's Chief Executive Officer, Mr. Wes Johnson, who will use all commercially reasonable efforts in an attempt to sell all Securities of this Offering. No Manager of the Company will receive any commission or any other remuneration for the sales of securities through this Offering. In offering the Securities, the Company's Management will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Securities will be offered for sale at a fixed price of $100.00 USD per 9% Convertible Preferred Stock Unit. If all Securities are purchased, the gross proceeds to the Company will be $5,000,000.00 USD. Though the Offering is being conducted on a "best-efforts" basis, the Company has set an investment minimum of $1,000,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $1,000,000 will be held in an investment escrow account, and only after $1,000,000 in securities has been sold to investors (Ten Thousand 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. Accordingly, all

Investment Funds after the Investment Minimum has been achieved, will become immediately available to the Company and may be used as they are accepted. Investors will not be entitled to a refund once the Investment Minimum of $1,000,000 is achieved, and all Investors will be subject to the terms, conditions and investment risks associated with this investment.

THERE IS, AT THIS TIME, NO PUBLIC MARKET FOR THE SECURITIES.

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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ITEM 2: DISTRIBUTION SPREAD

	Number of Securities Offered (1)	Offering Price	Selling Commissions (2)	Proceeds to Company
Per Security	------	$100.00	$0.00	$100.00
Total Minimum	001	$100.00	$0.00	$100.00
Total Maximum	50,000	$5,000,000.00	$0.00	$5,000,000

1) We are offering a maximum of 50,000 9% Convertible Preferred Stock Units at the price indicated
(2) ***We do not intend to use a placement agent or broker for this Offering.***

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSURER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICIATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICIATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE AS HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OHER THAN AN INVESTMENT IN SECURITIES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

AN OFFERING STATEMENT PURSUANT TO REGULATION A RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

INFORMATION CONTAINED IN THE PRELIMINARY OFFERING CIRCULAR IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME AN OFFERING CIRCULAR WHICH IS NOT DESIGNATED AS A PRELIMINARY OFFERING CIRCULAR IS DELIVERED AND THE OFFERING STATEMENT FILED WITH THE COMMISSION BECOMES QUALIFED. THIS PRELIMINARY OFFERING CIRCULAR SHALL NOT CONSTITUTE AND OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE LAWS OF ANY SUCH STATE.

THE OFFERING PRICE OF THE SECURITIES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

NASAA UNIFORM LEGEND:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR ALL RESIDENTS OF ALL STATES:

THE UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

Investing in the Company's Securities is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in this Securities Offering.

General Oil & Natural Gas Industry Risks

Oil & Natural Gas investments are subject to varying degrees of risk. The yields available from equity investments in Oil & Natural Gas companies depends on the amount of income earned and capital appreciation generated by the companies as well as the expenses incurred in connection therewith. If any of the Company's assets does not generate income sufficient to meet operating expenses, the Company's Common Stock value could adversely be affected. Income from, and the value of, the Company's Assets may be adversely affected by the general economic climate, Oil & Natural Gas market conditions such as oversupply of related products or a reduction in demand for Oil & Natural Gas products in the areas in which the Company's assets are located, competition from other Oil & Natural Gas suppliers, and the Company's ability to provide adequate Oil & Natural Gas products. Revenues from the Company's assets are also affected by such factors such as the costs of production and local Oil & Natural Gas market conditions.

Because Oil & Natural Gas investments are relatively illiquid, the Company's ability to vary its asset portfolio promptly in response to economic or other conditions is limited. The relative illiquidity of its holdings could impede the Company's ability to respond to adverse changes in the performance of its assets. No assurance can be given that the fair market value of the assets acquired by the Company will not decrease in the future. Investors have no right to withdrawal their equity commitment or require the Company to repurchase their respective Common Stock interests and the transferability of the Common Stock Units is limited. Accordingly, investors should be prepared to hold their investment interest until the Company is dissolved and its assets are liquidated.

Development Stage Business

Remington Energy Group Corporation commenced operations in March of 2012 as a Nevada Limited Liability Corporation and converted to a Nevada Stock Corporation in August of 2013. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that Remington Energy Group Corporation will operate profitably.

Inadequacy of Funds

Gross offering proceeds of a maximum of $5,000,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business.

Competition

Competition exists for Oil & Natural Gas products in most markets, including all sectors in which the Company intends to operate. The Company may be competing for assets with entities that have substantial greater economic and personnel resources than the Company or better relationships with suppliers and other Oil & Natural Gas industry related professionals. These entities may also generally be able to accept more risk than the Company can manage. Competition from other Companies in the Oil & Natural Gas industry may reduce the number of suitable prospective exploration opportunities.

The Development of Oil & Gas Properties Involves Substantial Risks that may result in a Total Loss of Investment

The business of exploring for, developing and operating Natural Gas and Oil properties involves a high degree of business and financial risks, and thus a significant risk of investment loss that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The cost of drilling, completing and operating wells is often uncertain. Factors which can delay or prevent drilling or production, or otherwise impact expected results, include:

- high costs, shortages or delivery delays of drilling rigs, equipment, labor or other services;
- unexpected operational events and drilling conditions;
- reductions in natural gas prices;
- limitations in the market for natural gas;
- adverse weather conditions;
- facility or equipment malfunctions;
- equipment failures or accidents;
- title problems;
- pipe or cement failures;
- casing collapses;
- compliance with environmental and other governmental requirements;
- environmental hazards, such as gas leaks, oil spills, pipeline ruptures and discharges of toxic gases;
- lost or damaged oilfield drilling and service tools;
- unusual or unexpected geological formations;
- loss of drilling fluid circulation;
- pressure or irregularities in formations;
- fires;
- natural disasters;
- blowouts, surface craters and explosions; and
- uncontrollable flows of gas or well fluids.

If any of these factors were to occur, the Company could lose all or a part of its investment in the venture, or, the Company could fail to realize the expected benefits from the field, either of which could materially and adversely affect Company revenue and profitability.

The Company's Operations are subject to the Operational Hazards and Unforseen Interruptions for which the Company may not be adequately insured.

There are a variety of operating risks inherent in Oil & Natural Gas wells, gathering systems, pipelines and other facilities, such as leaks, explosions, mechanical problems and natural disasters included, which could cause substantial financial losses. Any of these or other similar occurrences could result in the disruption of operations, substantial repair costs, personal injury or loss of human life, significant damage to property, environmental pollution, impairment of the Company's operations and substantial revenue losses.

Dependence on Management

In the early stages of development the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon the services of Mr. Wes Johnson, the Company's Founder, Chief Executive Officer & Chairman of the Company's Board of Directors.

Risks of Borrowing

Although the Company does not intend to incur any additional debt from the investment commitments provided in this offering, should the company obtain secure bank debt in the future, possible risks could arise. If the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Minimum Amount of Capital to be Raised

The minimum amount of Securities that need to be sold in this offering for the Company to access the investment funds is $1,000,000. After the Minimum Amount of Capital required to be reached, all Investor funds will be transferred from an Escrow Account established with U.S. Bank, to the Company's operating account at U.S. Bank. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Securities at any time, regardless of the number of Securities that have sold. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Securities is not fully subscribed.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Control by Management

As of October 1st, 2014 the Company's Managers owned approximately 100% of the Company's outstanding Common Stock Units and 0% of the Company's Preferred Stock Units. Upon completion of this Offering, The Company's Management will own approximately 95% of the outstanding Common Stock Units of the Company and 0% of the outstanding Preferred Stock Units of the Company. Investors will not have the ability to control either a vote of the Company's Managers or any appointed officers. See "COMPANY MANAGERS" section.

Return of Profits

The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Operations and Holdings. As a result, the Company does not anticipate paying any cash dividends to its Common Stock Holders for the foreseeable future.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other investment funds, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

The Company's Continuing as a Going Concern Depends Upon Financing

If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Because the Company has generated no revenue, all expenditures during the development stage have been recorded as pre-operating losses. Revenue operations have not commenced because the Company has not raised the necessary capital.

Broker – Dealer Sales of Units

The Company's Preferred Stock Units and Common Stock Units are not included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Preferred Stock or Common Stock Units of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Managing Members deem it necessary. As a result, the Company's Preferred Stock Units and Common Stock Units are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their units in the secondary market.

Secondary Market

Prior to this offering, there has been no public market for the Company's Preferred Stock. The Company's Preferred Stock will not be listed on any regulated securities exchange. There can be no assurance that an active trading market for the Company's

Preferred Stock will develop, or, if developed, that an active trading market will be maintained. If an active market is not developed or sustained, the market price and liquidity of the Company's Preferred Stock may be adversely affected.

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

The Company's Preferred Stock is Equity and is Subordinate to all of our Existing and Future Indebtedness; our ability to Declare Annual Dividends on the Preferred Stock may be Limited

The Company's Preferred Stock Units are equity interest in the Company and do not constitute indebtedness. As such, the Preferred Stock will rank junior to all indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, where principal and interest would be customarily be payable on specified due dates, in the case of preferred stock, like the Preferred Stock being offering through this Offering, (1) dividends are payable only when, as and if authorized and declared by the Company's Board of Directors and (2) as an early stage company, our ability to declare and pay dividends is subject to the Company's ability to earn net income and to meet certain financial regulatory requirements.

Dividends on the Company's Preferred Stock is Cumulative

Dividends on the Company's Preferred Stock is Cumulative. If the Company's Board of Directors does not authorize and declare a dividend for any dividend period, holder of the Company's Preferred Stock will not be entitled to receive a dividend cash payment for such period, and such undeclared dividend will accrue and become payable at a later dividend payment date. The Company's Board of Directors may determine that it would be in the Company's best interest to pay less than the full amount of the stated dividend on our Preferred Stock, at which time the undeclared portion of the dividend will accrue and become payable at a later dividend payment date. Factors that would be considered by the Company's Board of Directors in making this determination are the Company's financial condition and capital needs, the impact of current and pending legislation and regulations, economic conditions, tax considerations, and such other factors as our Board of Directors may deem relevant.

Certain Factors Related to Our Common Stock

Because the Company's Common Stock may be considered a "penny stock," and a shareholder may have difficulty selling shares in the secondary trading market.

The Company's Common Stock Securities may be subject to certain rules and regulations relating to "penny stock" (generally defined as any equity security that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "qualified investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stocks held in the account, and certain other restrictions. For as long as the Company's Common Stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for the Company to raise capital in the future through sales of equity in the public or private markets.

The price of the Company's Common Stock may be volatile, and a shareholder's investment in the Company's Common Stock could suffer a decline in value.

There could be significant volatility in the volume and market price of the Company's Common Stock, and this volatility may continue in the future. The Company's Common Stock may be listed on the OTCQB, OTCQX, OTCBB, The Bermuda BSX Exchange, the London Stock Exchange's AIM Market, the Canadian TSX Venture Exchange or TMX Exchange, the Irish Stock Exchange, the Frankfurt Stock Exchange and / or the Berlin Stock Exchange, where each has a greater chance for market volatility for securities that trade on these markets as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to the Oil & Natural Gas Industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our Common Stock and the relative volatility of such market price.

Compliance with Securities Laws

The Company's Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Nevada Securities Laws, and other applicable state securities laws. If the sale of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Offering Price

The price of the Securities offered has been arbitrarily established by our current Managers, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria.

Lack of Firm Underwriter

The Securities are offered on a "best efforts" basis by the Company Managers, without compensation and on a "best efforts" basis through certain FINRA registered broker-dealers, which enter into Participating Broker-Dealer Agreements with the Company. Accordingly, there is no assurance that the Company, or any FINRA broker-dealer, will sell the maximum Securities offered or any lesser amount.

Projections: Forward Looking Information

Management has prepared projections regarding anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well funded marketing plan, and other factors influencing the business. The projections are based on Management's best estimate of the probable results of operations of the Company and the investments made by management, based on present circumstances, and have not been reviewed by independent accountants and/or auditing counsel. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into a market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of operations, those results cannot be guaranteed.

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ITEM 4. PLAN OF DISTRIBUTION

A maximum of 50,000 9% Convertible Preferred Stock Units are being offered to the public at $100 per 9% Convertible Preferred Stock Unit. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 50,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

A minimum of $1,000,000 must be invested prior to the Company having access to the Investment Proceeds. A maximum of $5,000,000 will be received from the offering. No Securities are being offered by any selling shareholders. The Company will receive all proceeds from the sale of Securities after the minimum of $1,000,000 has be reached. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

The Offering is on a "Best Efforts" basis and is being offered directly by the Company and its Management. There are no plans to stabilize the market for the Securities to be offered. Investors can purchase Securities directly from the Company by completing a Subscription Agreement Online at www.AlternativeSecuritiesMarket.com. Securities can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for Securities.

If an underwriter is selected to assist in this offering, the Company will be required to amend the Form 1-A to include the disclosures required regarding engaging an underwriter to assist in the offering.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group Corporation (California Stock Corporation), an equity partner of the Company, can be viewed at ***http://www.AlternativeSecuritiesMarket.com***.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Securities, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Remington Energy Group Corporation**. And either mail or wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Securities, these materials will not give a complete understanding of this Offering, the Company or the Securities and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Securities.

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ITEM 5. USE OF PROCEEDS TO ISSUER

The Company seeks to raise maximum gross proceeds of $5,000,000 from the sale of Securities in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company.

GG. Sale of Company 9% Convertible Preferred Stock Units

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Proceeds from Sale of Securities	**$5,000,000**	**100%**	**$1,000,000**	**100%**

HH. Offering Expenses

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Offering Expenses (1) (2) (3).	**$250,000**	**5%**	**$50,000**	**5%**

Footnotes:

Includes estimated memorandum preparation, filing, printing, legal, accounting and other fees and expenses related to the Offering.

This Offering is being sold by the Managing Members and Directors of the Company. No compensatory sales fees or related commissions will be paid to such Managing Members.

Units Sold by Approved "Broker Dealers" will receive a commission of 5-10%, and this amount will be added to the "Company's Offering Expense".

USE OF INVESTMENT FUNDS SCHEDULE

The below allocation of Funds Table provides above provides the use of funds based on raisin $1 Million USD. If the total offering is not met, management will distribute the funds on a percentage weighted basis according to the Allocation of Funds Table provided below.

ITEM:	PERCENTAGE:	DOLLARS:
Costs of Offering & Admin Costs	10%	$500,000
Drilling Fees & Permits	13%	$650,000
Drilling Supplies	20%	$1,000,000
Drilling Labor	47%	$2,350,000
Third Party Costs	6%	$300,000
Contingency	4%	$200,000
TOTAL	100%	$5,000,000

ITEM 6. DESCRIPTION OF BUSINESS

A. The Company:

Remington Energy Group Corporation ("Company", "We", "Our" or "Us") is a Nevada Company that was originally formed in March of 2012 as a Limited Liability Corporation and converted to a Nevada Stock Corporation in August of 2013. Remington Energy Group is engaged in the exploration, acquisition and operation of Oil & Natural Gas properties, primarily in the State of Pennsylvania. Because Oil & Natural Gas exploration and development requires significant capital, and because the Company's assets are limited, we participate in the Oil & Gas Industry through the acquisition of leases in and around already producing Oil & Natural Gas producing wells and Oil & Natural Gas Exploration and Development projects with major industry producers.

Remington Energy Group is led by our Management Team which consists of our Founder, Wes Johnson and Brent Johnson who oversee the daily operations and the drilling projects with our Drilling Team. Also involved is Donald White who researches future drilling sites as well as works with our Drilling Team analyzing well logs and site reports.

For our Drilling Team we have selected an extremely experienced well drilling company and well operator in D & S Energy Corp (D & S). They are familiar with the drilling site and have drilled several offsetting wells to our sites with producing and viable oil and galas wells in the past year.

D & S is an independent oil and gas drilling, operating, and producing company with principal operating offices located in Tiona, Pennsylvania. D & S Energy was formed in Jan. 2006 and has been in continuous operation since that time. During that time D & S Energy has drilled and completed approximately 135 oil and gas producing wells in Venango, Jefferson, Forest, Warren, and McKean Counties, Pa. and Allegany Co., NY. D & S continues to operate the majority of these wells at this time. These wells have been done exclusively for the benefit of various drilling investment funds.

Currently D & S turnkey drills approximately 35 wells per year in the oil and gas region of Northwestern Pa. in the counties mentioned. D & S has an extensive lease bank with most properties held by previous production. D & S is continuing to expand its lease base as future viable prospects become available. D & S' focus is strictly on what is known as "developmental" drilling prospects. That refers to D & S' leases which are near or adjoin other properties that have already had previous wells drilled on them and / or are surrounded or off-set by previous production of other operating companies. This assures a better than industry standard success rate of producing oil and gas wells in this region. These wells are classified as "shallow wells" by pertinent government agencies and regulated as such.

D & S as the driller and operator also take on all responsibility for state, local and federal laws and responsibilities in regard to rules and regulations of the Oil and Gas industry including all environmental regulations. D & S also carry's the liability insurance to cover the wells and their drilling operation. All licenses required to drill in the State of Pennsylvania are held and maintained by D & S. D & S is responsible for all mineral rights and royalties to lease owners paid out of their royalties that are received from production of the wells.

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D & S Energy Corp

D & S has an excellent team of experienced engineering, production staff, roustabout crews, and office personnel. A brief resume of the key people employed by D & S as follows:

Gary Neely: Founder, Owner, President and CEO of D & S Energy Corp
Graduate Geologist, 1977
Over 37 years of experience in oil and gas industry, primarily in the Appalachian Basin.
Drilled, produced and worked on approximately 2500 shallow oil and gas wells.
Veteran: USMC 1966-1972

DeborahMorris: Vice President, CFO, Corporate Secretary/Treasurer of D & S Energy since 2009
Former Owner and President of Morris Bros. Lumber Co.
Extensive background in timber, mineral resource management, business management and accounting.

Tim Johnson: Project Supervisor and Production Manager
30 plus years experience in oil and gas industry as engineer, production manager, drilling and well completion engineer.

D & S has an additional staff of 18-25 (some are seasonal) employees who specialize in well tending, roustabout work, electrical and mechanical work necessary to maintain the wells.

In addition, D & S owns and operates its own proprietary well treatment chemicals and equipment used to enhance production of the wells.

B. Plan for Profitability

To date, the company has no revenues due to no wells having been drilled to date. Once the Company has achieved capitalization of a minimum of $1,000,000 through the Offering, the Company will have the capital required to obtain necessary permits and proceed with drilling and initial well operations. The $1,000,000 minimum is enough capital to begin Company operations and drill the first five wells. After the minimum of $1,000,000 has been secured through the Offering, each additional investment of $200,000 will add one more well to the Company's well total. Upon the completion of the entire Offering of $5,000,000, the Company estimates that it will have 25 Wells drilled.

The Company's plan is to use 75% of the net income from well production for reinvestment into the Company for additional wells. The remaining 25% of the net income from well production will go towards operating expenses (estimated to be about 13% of the total net income of all well production) and contingencies and reserves (estimated to be about 12% of the total net income of all well production).

The operating expenses in the first year are estimated at 13% to cover basic costs of business operations, such as (but not limited to): travel, water for drilling and well operations, electrical, bookkeeping, site office and monthly maintenance costs. The existing debt of the Company from its Founder and Chief Executive Officer, Mr. Johnson, will not be paid back from Investor Funds, but by the profits of the operating wells once the wells are producing net income. After year two of operations, the Company feels that with the subsequent increase in producing wells, the Company's expenses should begin to decrease at a rate of 8-9% per annum.

A contingency and reserve account will be funded using approximately 12% of the net income for unforeseen expenses for the Company, as well as for deposits on future well drilling sites of the Company. The Company has options on additional leases through the Driller and Operator, D&S Energy Corporation, to either lease or have assigned to the Company, additional well sites to continue the growth of the Company through the acquisition of additional drill sites and wells.

As the Company begins to receive incomes and reinvests its net profits back onto the Company as described above, the Company believes this "reinvestment methodology" will provide a substantial increase in the value of the Company in the future.

Young WT 5574 Lease, in which the Company has 100 drill sites available, is located in the highly sought-after "Morrison Oil and Gas Field" which currently has more than 300 producing wells surrounding the Company's lease site within a three mile radius, and the Company's lease site is surrounded on three sides by companies such as: Shell, Catalyst Energy, MSL Oil and Gas, Stonehaven Energy, Snyder Bros, and SWEPI Energy. The Company's Driller and Operator, D&S Energy, has many years of drilling experience with over 200 wells drilled in the Morrison Oil and Gas Field. In the last eighteen months, D&S Energy has drilled and put into production over 29 wells on the Young WT 5577 lease, where the Company will be drilling wells. This relationship has allowed the Company to see and monitor current production of the areas producing wells and verify that wells drilled on the Young 5574 lease are producing commercially viable ("the ability of a business, product or service to compete effectively and to make a profit"(*See Footnote: 1 below*)) quantities of oil and natural gas. To the best estimation of the Company, through both onsite review and through industry data references, there are "hundreds" of active producing wells surrounding the WT 5574 Tract where the Company has its leases.

Current production of the wells that are being operated by D&S Energy on the Young WT 5574 Lease are producing between 8-35 bbl (*bbl equal one "barrel", or 42 us gallons, or 35 UK imperial gallons, or approximately 159 liters, or 9,702 cubic meter on average*) per day and between 20-60 mcf (*mcf = Metric Cubic Feet, equals the volume of 1,000 cubic feet of natural gas*) of gas per day. The 29 wells that have been drilled are now producing and an additional 10 wells are currently being drilled throughout the 1,100 plus acre WT 5574 Lease to test the oil producing geological formations and verify the "commercial viability" of the location. These wells drilled, logged and tested prior to being placed into production, and each oil and gas well shows similar geological formation information concerning oil and gas formations. This geological formation information should be similar to the wells the Company will be drilling on its lease.

As part of the Illustrations below, a third party independent log assessment summary and oil and gas reserve analysis from Billman Geologic Consultants Inc. showing the amount of calculated and estimated oil and gas reserves in the first five wells drilled. The Company believes, as Billman Geological Consultants state, that their estimates are very conservative as log analyses included with the report only went down to approximately 1,300 feet, and there are deeper "payzones" (payzone is a term used in the oil and gas industry that refers to the rock in which oil and gas are found in exploitable quantities) that are were not analyzed for the report. The Company has also included below, production reports obtained from the Pennsylvania Department of Environmental Protection (PA DEP) from wells that are on the leases that surround the WT 5574 tract. The Company has also included below, maps showing hundreds of oil and gas wells that are on the neighboring leases mentioned earlier in this section, all within three miles of the WT 5574 lease, and charts showing the number of oil and gas wells permitted and drilled in McKean County, Pennsylvania. These all show that the Company's lease is in an area where there is a very active and oil and gas area. As can be seen on the maps, the well drilling activity in the Morrison Oil Field starts directly to the Northeast of the WT 5574 Tract, and over the years, has spread out from there and is now moving to the Southwest in the direction of the WT 5574 Tract.

Looking at production reports included below, one can see that the reports have only been tracked by the Pennsylvania Department of Environmental Protection since 2007. One would also see that the reporting, even though required by Pennsylvania Law, is sporadic at best, and not enforced in any way. These wells, and the wells the Company will be drilling, are all "Shallow Wells". The Company's mineral rights are from the surface to 3,000 feet below the surface. These "Shallow Wells", the Company believes, will produce 60% to 70% of their overall production in the first 4-6 years. These types of wells are also known as "Stripper Wells", will have their top production the first year and then they will steadily decline approximately 30% to 35% per year until the well gets to a point where it will "level off" to a lower production and can continue to produce for a well life of between 10-15 years as shown in the reports below. In the past, the actual recoverable oil and gas was between 7% to 10%, however with the new drilling and production techniques such as "Fracking" and "Well Additives", among other techniques, oil and gas recovery has gone up to 18% to 23%, which is increasing the profitability of these shallower wells. Look at the production reports below, and extrapolating the current production back to the original production numbers and looking at the Geological Report, it is easily calculated that these wells have substantial reserves and the Company believes it will initially match the production number of 8-35 bbls per day.

With current oil prices on September 22, 2014 of over $90 per bbl, and gas prices on September 22nd, 2014 in the $3 per mcf range (see chart in Exhibits section of this Offering and below), the Company is very confident that this Company will be profitable once investment capital has been raised, the proposed business operations as detailed in this Offering are commenced, and when the wells on the Company's lease have been drilled and placed into production.

3.


WTI Crude Oil
$91.52
2014.09.22 end-of-day
95.0
92.5
90.0
Aug 23
Sep 22
1q 1y 5y

Commodities		
Crude Oil	91.52	-0.97%
Natural Gas	3.85	+0.34%
Gasoline	2.58	-1.03%
Heating Oil	2.69	-1.10%
Gold	1216.80	+0.12%
Silver	17.70	-0.46%
Copper	3.04	-1.66%

2014.09.22 end-of-day

WTI Crude Oil Prices: www.oil-prices.net, September 23, 2014
Commodities: www.oil-prices.net, September 23, 2014

All production information, as well as date of all charts, graphs and Spreadsheets in the Exhibits section of this Offering, were all obtained by the Pennsylvania Department of Environmental Protection at:

http://www.portal.state.pa.us/portal/server.pt/community/dep_home/5968

1 Commercial Viability: as defined by Cambridge Dictionary Online, http://dictionary.cambridge.org/dictionary/business-english/commercial-viability

C. The Operation

At this point we believe most of the heavy lifting has been done in preparation to start drilling on our gas and well sites. We have located and acquired through an assignment 100 oil and gas well drilling sites known as the Young WT 5574 Lease. Located in the Morrison Oil and Gas field, this is a very well known oil producing area with commercially viable wells surrounding our drilling area. Remington Energy Group acquired the assignment for the 100 well sites in October 2013 for $490,000 plus royalties. Remington Energy Group has 3 years to drill 100 wells (see assignment attached), and must complete at least 50 wells during that period to receive a 2 year extension if necessary.

We have verified that all permits are available and can be processed within 60 days. Our contracts have been signed with our Driller and Operator, D & S Energy Corp (D & S). D & S will receive a 30% royalty fee on the oil and gas produced and they take 100% of the responsibility and liability for all of the well sites and the drilling and operations of each well. D & S Energy will be responsible for any underling royalties owed to any and all oil and gas rights owners, out of their 30% royalty payment.

Once we have received funding through our Offering we can than proceed to the actual process of the well development, which is outlined in the following chart:

D. Well Development Process

Step 1 – Mineral Leasing

Companies negotiate a private contract or lease that allows mineral development and compensates the mineral (land) owner. Lease terms vary and they contain pertinent stipulations or measures to protect the various resources.

Step 2 – Permits

The operator must obtain permits authorizing the drilling of any new wells. Surveys, drilling plans and other pertinent information are required for the permit application. The permits may require site specific measures to protect the environment while other permits for water removal or injection may also be required.

Step 3 – Road and Pad Construction

After permits are issued, roads are constructed to access the well sites. Well pads are constructed to safely locate the drilling rig and equipment during the drilling process. Pits may be excavated to contain the drilling fluids.

Step 4 – Drilling and Well Completion

A drilling Rig drills the wells and multiple layers of casing are put into the hole and cemented in place to protect fresh water formations.

Step 5 - Hydraulic Fracturing

A specifically designed fracturing fluid is pumped under high pressure into the shale formation. The fluid consists primarily of water along with a binding agent such as sand and about 2% or less of chemical additives. This process creates fractures in rock deep underground that are "propped" open by the sand, which allows the natural gas to flow into the well.

Step 6 – Production

Once the well is placed on production, parts of the wellpad that are no longer needed for future operations are reclaimed. The gas and oil is brought up, treated to a useable condition and sent to market.

Step 7 – Workovers

Gas and oil production will usually decline over the years. Operators may perform a workover which is an operation to clean, repair and maintain the wells for the purpose of increasing or restoring production. Multiple workovers may be performed over the life of a well.

Step 8 - Plugging and Abandonment/Reclamation

When a well reaches it economic limit, it is plugged and abandoned according to State standards. The disturbed areas, including the wellpads and access roads are reclaimed back to the native vegetation and condition requested by the mineral owner. This process is normally completed in a few weeks, though it can be many years before this is considered.

E. Project Geology Overview

The Young Well Track 5574 Lease, herein referred to as the Young WT 5574 Lease in McKean County, Pennsylvania contains over 1100 acres and consists mostly of rolling hills and moderate sized mountains. Virtually all areas are accessible by modern roads or farm roads. Much of the areas surface is owned by the Federal Government and/or private land owners which allow timbering and oil and gas extractions, with the mineral rights being leased to the Lessee. Infrastructure such as roads, electrical, gas sale lines and drill site availability is already established on or adjacent to the leases. Based upon Pennsylvania State published well reports for this immediate area that several other oil and gas companies are currently drilling and operating on offsetting leases to the Young WT 5574 Lease. These other producers include Shell, Catalyst Energy, SWEPI Energy and Stonehaven Energy. These companies have been working on these off-setting leases and other nearby leases for several years.

The Young WT 5574 Lease holdings can be found on a map at the latitude of approximately 41 deg., 48 min. and a longitude of 78 deg., 52 min. The general area is known as the Kinzua region, named for Kinzua Creek which flows through the area and the Kinzua Dam, which is an impoundment of the Alleghany River, located in the west of the lease. It should be noted that all of the well sites in our lease bank are located within the heart of the Northwest Pennsylvania oil producing region and that all leases have been proven by previous drilling operations on or off-setting our leases. The lease mentioned is surrounded by existing oil and gas fields, most with current production operations. This establishes these areas as developmental drilling properties as opposed to exploratory or wildcatting. These properties have been extensively studied and researched using known drilling reports provided by the State of Pennsylvania Geologic Survey Office and information provided by knowledgeable individuals on this area.

The oil and gas is obtained from the numerous layers of sedimentary sandstone rocks, of Upper Devonian Age, located in the Appalachian Basin. At that time these regions were the eastern shoreline of a shallow sea that extended westward to nearly mid-continent. East of this shoreline were the mountains that we now know as the Alleghany-Appalachian chain. The shoreline became a depositional zone of run-off from these mountains and ebb the flow of the depth changes of the sea though the millenniums. The more shallow water levels contained sand and sediment that through time, heat and pressure became sandstone. The deeper depositions of silt became the shale that is present today. With the changing of the sea levels, sandstone became covered with shale which then again became covered with sandstone. This process occurred numerous times thus creating a layer-cake affect under the earth's surface in these areas. The shale acts as a cap rock or trap which keeps the oil and gas trapped within the pore spaces of the reservoir sandstone layers.

The Stratigraphic Column of oil and gas bearing sandstone formations in the Young WT 5574 Lease include: The Bradford, Clarendon, BallTown, Tiona, Cooper and Klondike. These are just a few of the hydrocarbon bearing formations that have been reported by previous drilling on or around the Young WT 5574 Lease, and that we expect to encounter.

F. Young WT5574 Lease

The Young WT 5574 Lease is situated approximately ten miles southwest of the town of Bradford, PA. Up until the 1930's the Bradford area was the world's largest oil producing region. This extensive production of oil gave birth to companies such as Quaker State Oil, Pennzoil, Kendall Oil, Wolf's Head Oil and American Refining. The major industry in this area centers on oil and gas exploration, refining and transportation of fuels and lubricants. The Young WT 5574 Lease are located within the known parameters of the well-established Morrison Oil and Gas Field. Except for the Kinzua Reservoir located on the western boundary, these leases are surrounded by active oil and gas drilling and production operations.

As was previously mentioned, the structure of this immediate area is comprised of many oil and gas bearing formations. Any wells drilled in the Young WT 5574 Lease can expect to encounter many if not all zones. The group of oil and gas bearing sandstone formations that are of interest are known as the Bradford Group Horizon. These sandstone zones are interspersed with shale formations as previously explained in this report. Depths of drilling will vary with the surface elevation where drilling commences. All zones present should be reached within a total depth of 1700-2500 feet from the surface. The zones in descending order are as follows:

Bradford 1st Sand

Clarendon

BallTown

Tiona

Cooper

Klondike

There is also the possibility of other oil and gas bearing formations being found on this lease.

These would be the following:

Sugar Run

Chipmunk

Bradford 2nd

Bradford 3rd

Lewis Run (4th Sand)

These are the hydrocarbon bearing formations that have been reported by previous drilling operations on or near the Young WT 5574 Lease as well as well logs from our geological reports. They will vary as to depth depending upon the elevation at which they are drilled. Any and all of the aforementioned sandstone formations can be be hydrofractured collectively when the criteria of adequate porosities, quality and quantities of formation are present, and the hydrocarbon content is present. Those determinations will be made by electronically logging each well after it is drilled. The results of each log will be evaluated as to the viability of completion of that particular well

Often times the names of these zones get intermingled from area to area. Only the Lewis Run formation is deeper than the Bradford 3rd formation. The other zones, if present, would be discovered during the drilling and logging phase of the well. It is suggested that some wells, strategically placed, are drilled deep enough to check for the presence of the Lewis Run. All of the formations mentioned are known and established oil and gas producers. All zones present on the lease can and will be completed simultaneously when possible. The electric-nuclear logging of the drilled wells will not only show the formations presence but also porosities, oil and gas saturations and formations depth and structure. All of these items are necessary in successfully hydro fracturing these wells.

Until recent years, many of the wells in this region were only drilled to specific depth and a specified targeted formation. These specific formations were then "shot" with explosives to provide a cavity and allow the oil and gas to flow to the well bore. One such well was drilled in 1957 and was "shot" with nitro in both the 1st and the 3rd Bradford formations. Production records of this well are not known but it does show the presence of the Bradford formation on this lease. Past research on this site has shown another well located in this area was hydro fractured in the Bradford 3rd and produced 10 Bbls of oil per day and 150 MCF of gas per day with a bottom hole pressure of 425 psi. This "test well" has verified that the area we are drilling does have and can produce commercially viable amounts of oil and confirms the geological readings. This also helped us determine that the gas lines in the area where inadequate to remove the natural gas being produced from this region. This problem has been solved recently as Shell has upgraded the lines from 1 ½" to 3". When wells have this much pressure, often the gas "over-runs" the oil in the formation initially but the oil production increases as the gas pressure declines over time.

Preliminary work on this lease has already been accomplished and so far 3 wells have been drilled and logged on this lease. Based upon the logging information, the wells are expected to produce both oil and gas in marketable quantities. The following is a review of the log analysis of the 3 wells; the net feet is the amount of sand in each pay zone, the averages are listed for the porosity level and also the oil and gas saturations located in each pay zone and they are all expressed in a percentage.

Well Log #1

Formation Name	Net Feet	Average Porosity	Average Oil Saturation	Average Gas Saturation
Bradford 1st	8	8.7%	48%	8%
Clarendon	10	8.3%	40%	8.5%
Ball Town	14	8.3%	47%	5%
Cooper	23	8%	49%	4%

Well Log #2

Bradford 1st	23	7.5%	42%	3%
Clarendon	22	10%	34%	22%
Ball Town	11	10%	46%	10%
Cooper	32	8%	47%	3%
5th Formation	22	9%	53%	10%
6th Formation	6	8%	56%	2%

Well Log #3

Bradford 1st	8	8%	38%	11%

Clarendon	12	10%	40%	16%
Ball Town	6	8%	47%	0%
Cooper	25	8%	47%	2.7%
5th Formation	7	7%	47%	1%
6th Formation	4	8%	52%	8%

G. Conclusion

After lengthy review of the information available, including hands on experience, it is my opinion that all of the aforementioned leases held under the Young WT 5574 Lease have an excellent chance to be a viable financial investment enterprise. The wells that I have personally witnessed being drilled and completed on these leases exceed the vast majority of the wells I've been involved with in Northwestern, Pennsylvania.

Not only are the pay zones there but critical infrastructure such as power, roads and sales lines are readily available. These leases are in the near vicinity of brine treatment plants, which cuts down on operation costs, and are also close to 2 major refineries for oil sales. All leases are also close to gas sale lines for delivery of natural gas to market. As the old timers would say, "this area is a gold mine".

I recommend that at least the initial well be drilled deep enough to test for the presence of the Lewis Run formation. If found and shown to be a viable pay zone, future wells on that lease can be drilled and completed to that depth. Future wells should also be drilled to test the Klondike formation if present.

All wells should be electrically logged immediately after drilling with an analysis that shows zone porosity, oil and gas saturations. Any structure showing a dominance of brine should be avoided.

Even though the oil and gas industry is considered a high risk venture, much of the risk has been eliminated by previous drilling, completion and production on or off-setting these leases.

Respectfully submitted,

Chief Staff Geologist
Gary L. Neely

H. Geologist Credentials

Gary Neely is the Chief Geologist. He is a graduate geologist from Slippery Rock University and Gannon College. He has worked in the oil and gas industry since 1977. He worked as a geologist and field supervisor on oil and gas field projects in PA, Ohio, W. Virginia, Kansas, Illinois, NY, Kentucky and Oklahoma. He has been involved with drilling, logging, completion, production, and land management of approximately 2500 wells in the aforementioned states; the majority of which have been in the Appalachian Basin of Western Pa. He was previously the president of Eagles Enterprises Inc.

I. Map #1: Plat Map of Young 5574 Well Track


WARRANT 5574
1130 ACRES

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J. Map #2 : Cutout of NW Pennsylvania Showing McKean County


NW PENNSYLVANIA
ERIE
CRAWFORD
WARREN
McKEAN
FOREST
ELK
VENANGO
MERCER
JEFFERSON
CLARION
LAWRENCE
BUTLER

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K. **Map #2: Map of Pennsylvania Showing McKean County**


PENNSYLVANIA
ERIE
WARREN
McKEAN
POTTER
TIOGA
BRADFORD
SUSQUEHANNA
WAYNE
CRAWFORD
FOREST
VENANGO
ELK
CAMERON
SULLIVAN
WYOMING
LACKAWANNA
PIKE
LYCOMING
MERCER
CLARION
JEFFERSON
CLINTON
LUZERNE
LAWRENCE
COLUMBIA
MONROE
CLEARFIELD
UNION
MONTOUR
BUTLER
ARMSTRONG
CENTRE
CARBON
SNYDER
NORTHUMBERLAND
NORTHAMPTON
BEAVER
INDIANA
MIFFLIN
SCHUYLKILL
LEHIGH
JUNIATA
CAMBRIA
ALLEGHENY
BLAIR
BERKS
PERRY
DAUPHIN
BUCKS
WESTMORELAND
HUNTINGDON
LEBANON
MONTGOMERY
WASHINGTON
CUMBERLAND
LANCASTER
SOMERSET
BEDFORD
CHESTER
FAYETTE
FULTON
PHILADELPHIA
FRANKLIN
YORK
DELAWARE
GREENE
ADAMS

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L. BILLMAN GEOGOGIC REPORT

BILLMAN REPORT

BILLMAN GEOLOGIC CONSULTANTS, INC.

TO: MR. JOSH WHITHAM, CHIEF INVESTMENT OFFICER, D&S ENERGY CORPORATION AND MR. GARY NEELY, CEO & PRESIDENT, D&S ENERGY CORPORATION

FROM: DAN A. BILLMAN, P.G., C.P.G.; PRESIDENT, BILLMAN GEOLOGIC CONSULTANTS, INC.

SUBJECT: SUMMARY OF LOG ANALYSIS FROM WARRANT 5574, MCKEAN COUNTY, PENNSYLVANIA

DATE: 8/29/2013

CC:

Billman Geologic Consultants, Inc. (referred to as "BGC") was requested to complete log analysis of five wells, recently drilled by D&S Energy Corporation (D&S Energy), on Warrant 5574. The wells will are #1, #2, #3, #4 and #10 were chosen at random to provide a summary of the log calculated oil and natural gas resource associated with the wells in the area.

BGC has been requested to review the possible productive sandstones in the wells provided and discuss the possible oil and natural gas reserves associated with wells drilled on the property. Billman Geologic has not conducted a site visit or verified ownership of the Warrant 5574 property as part of this review.

Electric logs for the wells reviewed, were provided by D&S Energy to BGC. Reserves were calculated from the Warren, Bradford 1st, Clarendon, Balltown and Tiona Sandstones. BGC used the readings, from the electric logs, for all possible reservoirs encountered in each well. Both oil in place, recoverable oil, gas in place and recoverable natural gas were calculated for each reservoir encountered, in each well. Assumptions included recovery factors of 10.0% for oil and 85% for natural gas. Drainage areas of five acres were assumed for both products. A summary of those calculations is tabulated below:

Well #	Recoverable Natural Gas	Recoverable Oil
#1	5.4 MMCF	4,648 Bbls
#2	5.7 MMCF	5,306 Bbls
#3	6.4 MMCF	4,393 Bbls
#4	11.6 MMCF	4,200 Bbls
#10	1.5 MMCF	5,134 Bbls
Average:	6.1 MMCF	4,736 Bbls

Included with this document is a table included as Appendix I. As per D&S Energy's request, oil recovery is listed for each well assuming 10%, 12.5% and 15% recovery factors. At this point, BGC is assuming a conservative 10% recovery factor, based on past experience and having no over-riding information to the contrary. Given the initial production success from the wells, a higher recovery factor may be employed at a later date, based on cumulative production histories.

It is assumed that all reservoirs encountered in each well, and had reserves calculated for, were fracture treated and all zones and wells are "allowed" to flow freely, for the life of the well. The recoverable oil and natural gas calculation is a "life of the well" calculation and does not include an assumption of well life or economic limits to production.

Respectfully submitted by:

Dan A. Billman, P.G., C.P.G
President, Billman Geologic Consultants, Inc.

DISCLAIMER

This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to statements relating to geological and seismic data interpretations, prospect reserve estimates and prospect risk. Although BGC believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties, and no assurance can be given that actual results will be consistent with these forward-looking statements. Investment in oil and gas exploration is high risk by its very nature. Important factors that could cause actual results to differ from these forward-looking statements include, but are not limited to: erroneous interpretations of the seismic and geological data; the inability to acquire leases on identified prospects; mechanical problems while drilling and producing wells which prevent completion of a well or result in plugging of a well; dry holes; less reserves than originally estimated due to poor sand development or drainage by offsetting wells; non-commercial wells; and the variations in future gas pricing. BGC cannot and has not beyond normal due diligence care standards, confirmed the accuracy and completeness of all the information we have reviewed in the course of this consulting engagement. Data for this review has been provided by D&S Energy Corp. or is publicly available and BGC, Inc. cannot be held responsible for errors in this provided data. Further, we express no opinion regarding any legal or securities issues. BGC shall assume no liability whatsoever for the use or reliance there upon by D&S Energy Corp. their clients and/or their investors, of information, opinions and interpretations provided by BGC. BGC reserves the right to adjust these findings and interpretations with the discovery of relevent data or future production data.

Appendix I:

Oil Recovery based on recovery factors of 10%, 12.5% and 15%

Well #	10% Recovery	12.5% Recovery	15% Recovery
#1	5,306 Bbls	6,632 Bbls	7,958 Bbls
#2	4,393 Bbls	5,492 Bbls	6,590 Bbls
#3	4,648 Bbls	5,810 Bbls	6,972 Bbls
#4	4,200 Bbls	5,250 Bbls	6,300 Bbls
#10	5,314 Bbls	6,417 Bbls	7,700 Bbls
Average:	4,736 Bbls	5,920 Bbls	7,104 Bbls

D&S Energy WT 5574 #4 log analysis

Reserves Analysis for wells contributing Oil & Natural Gas

Analysis Date: 08/22/13
Analyst: DAB

Well Name & Number: Warrant 5574 #4
Operator: D&S Energy
Logging Company: Penn Gold
Log Date: 07/26/13

Formation	Pay Thickness	Depth	Density	Perm	RT	Neutron	FP	Sgas	Soil	SW	PHIE	Cu ft of Gas in Place (CFG)	Recoverable Gas in Place (CFG)	Barrels of Oil in Place (bbl)	Recoverable Oil (bbl)
Warren	2.0	838	2.47	0.9846	100	7.8%	293	22.6%	54.4%	23.1%	8.7%	228,247	194,010	3,873	580.90
	4.0	840	2.56	0.0526	100	5.0%	294	25.7%	41.1%	33.2%	6.7%	362,755	308,342	4,067	610.03
Bradford 1st	2.0	919	2.44	2.2936	100	6.0%	322	44.4%	34.9%	20.7%	10.6%	549,483	467,061	2,769	415.37
	4.0	932	2.33	29.5178	100	3.0%	326	79.8%	5.1%	15.1%	14.8%	2,757,584	2,343,947	1,124	168.61
	6.0	939	2.33	29.5175	100	2.6%	329	83.2%	1.8%	15.1%	14.8%	3,619,438	3,076,523	485	72.82
	2.0	947	2.46	1.3011	100	6.0%	331	50.2%	27.5%	22.2%	10.1%	597,206	507,625	2,033	305.01
Clarendon	1.0	1113	2.53	0.1208	100	8.0%	390	0.0%	70.1%	29.9%	7.5%	0	0	1,924	288.64
	4.0	1129	2.4	6.3978	100	6.0%	392	51.1%	30.7%	18.2%	12.3%	1,752,189	1,489,360	5,538	830.74
	1.0	1131	2.49	0.5115	100	8.8%	396	5.0%	70.0%	25.0%	8.9%	31,297	26,602	2,304	345.63
	2.0	1146	2.42	3.8941	100	6.0%	401	56.6%	24.0%	19.4%	11.5%	933,109	793,143	2,033	305.01
	3.0	1182	2.42	3.8941	100	6.5%	403	52.3%	28.3%	19.4%	11.6%	1,300,332	1,105,282	3,602	540.29
Balltown	2.0	1240	2.56	0.0336	100	8.0%	437	0.0%	64.8%	35.2%	6.4%	0	0	3,034	455.12
	3.0	1263	2.38	8.1101	100	6.8%	442	56.5%	25.8%	17.7%	12.6%	1,687,510	1,434,383	3,602	540.29
	1.0	1270	2.54	0.0806	100	8.6%	445	0.0%	68.5%	31.5%	7.1%	0	0	1,789	268.28
	2.0	1276	2.43	3.0016	100	8.5%	447	23.8%	56.1%	20.0%	11.2%	423,393	359,884	4,608	691.26
	1.0	1286	2.57	0.0207	100	7.0%	450	0.0%	62.7%	37.3%	6.0%	0	0	1,381	207.20
Tiona	3.0	1327	2.53	0.1208	100	8.0%	464	0.0%	70.1%	29.9%	7.5%	0	0	5,773	865.92

Totals (MCF for gas & bbl for oil): 13,652 11,604 42,001 6,300

Assumptions:
Recoverability Natural Gas: 85.0%
Recoverability Oil: 15.0%
Drainage Area Natural Gas: 5
Drainage Area Oil: 5

Reserves Analysis for wells contributing Oil & Natural Gas

Analysis Date: 08/22/13
Analyst: DAB

Well Name & Number: Warrant 5574 #1
Operator: D&S Energy
Logging Company: Penn Gold
Log Date: 08/05/13

Formation	Pay Thickness	Depth	Density	Perm	RT	Neutron	FP	Sgas	Soil	SW	PHIE	Cu ft of Gas in Place (CFG)	Recoverable Gas in Place (CFG)	Barrels of Oil in Place (bbl)	Recoverable Oil (bbl)
Warren	2.0	781	2.53	0.1208	100	8.0%	273	33.0%	37.0%	29.9%	7.5%	240,612	204,520	2,033	203.34
	2.0	791	2.64	0.0806	100	7.0%	277	1.4%	67.1%	31.5%	7.1%	9,698	8,243	3,505	350.48
Bradford 1st	3.0	868	2.37	12.7727	100	7.0%	300	47.6%	35.6%	16.7%	13.4%	1,023,924	870,335	5,257	525.72
	4.0	870	2.30	8.1101	100	3.0%	305	76.3%	6.0%	17.7%	12.0%	2,093,083	1,779,121	1,124	112.40
	4.0	874	2.40	0.5115	100	5.0%	306	44.1%	30.9%	25.0%	8.9%	860,707	731,601	4,087	408.68
	3.0	878	2.47	0.9646	100	4.0%	307	58.7%	18.2%	23.1%	9.7%	934,311	794,164	1,947	194.66
Clarendon	2.0	1068	2.53	0.1208	100	7.5%	370	0.0%	70.1%	29.9%	7.5%	0	0	3,849	384.85
	2.0	1070	2.52	0.1777	100	8.0%	375	0.0%	71.5%	28.5%	7.8%	0	0	4,120	412.00
	3.0	1083	2.43	3.0016	100	6.0%	379	55.2%	24.8%	20.0%	11.2%	1,249,020	1,061,667	3,060	306.01
Balltown	2.0	1173	2.66	0.0335	100	8.0%	411	0.0%	64.8%	35.2%	6.4%	0	0	3,034	303.41
	2.0	1198	2.61	0.2568	100	8.0%	419	2.5%	70.2%	27.3%	8.2%	30,696	26,092	4,241	424.05
	2.0	1214	2.6	0.3651	100	9.0%	426	0.0%	73.9%	26.1%	8.6%	0	0	4,663	466.30
	2.0	1224	2.46	1.3011	100	10.5%	428	0.0%	77.8%	22.2%	10.1%	0	0	5,749	574.89
	2.0	1228	2.44	2.2936	100	9.5%	429	11.9%	67.3%	20.7%	10.8%	197,217	167,635	5,344	534.41
	2.0	1230	2.66	0.0335	100	10.5%	431	0.0%	64.8%	35.2%	6.4%	0	0	3,034	303.41
Tiona	2.0	1266	2.64	0.0806	100	9.0%	443	0.0%	68.5%	31.5%	7.1%	0	0	3,577	357.71
Totals (MCF for gas & bbl for oil):												6,389	5,431	53,055	5,306

Assumptions:
- Recoverability Natural Gas: 85.0%
- Recoverability Oil: 10.0%
- Drainage Area Natural Gas: 8
- Drainage Area Oil: 8

D&S Energy WT 5574 #2 log analysis

Reserves Analysis for wells contributing Oil & Natural Gas

Analysis Date: 08/22/13
Analyst: DAS

Well Name & Number: Warrant 5574 #2
Operator: D&S Energy
Logging Company: Penn Gold
Log Date: 07/30/13

Formation	Pay Thickness	Depth	Density	Perm	RT	Neutron	FP	Sgas	Soil	SW	PHIE	Cu ft of Gas In Place (CFG)	Recoverable Gas In Place (CFG)	Barrels of Oil in Place (bbl)	Recoverable Oil (bbl)
Warren	3.0	792	2.52	0.1777	100	6.5%	277	29.8%	41.7%	28.5%	7.8%	346,569	294,583	3,602	360.19
	3.0	796	2.49	0.5115	100	3.5%	279	60.9%	14.1%	25.0%	8.9%	811,566	689,831	1,395	139.48
Bradford 1st	2.0	878	2.46	1.7382	100	7.6%	307	28.0%	50.5%	21.5%	10.4%	319,327	271,428	3,873	387.27
	4.0	881	2.43	3.0016	100	3.0%	312	73.1%	6.8%	20.0%	11.2%	1,815,160	1,542,886	1,124	112.40
	2.0	897	2.51	0.2568	100	4.5%	314	45.2%	27.6%	27.3%	8.2%	415,019	352,766	1,686	168.56
Lower Brad 1st	2.0	974	2.5	0.3651	100	7.5%	341	12.5%	61.4%	26.1%	8.6%	130,649	111,052	3,873	387.27
	2.0	986	2.64	0.0606	100	7.6%	345	0.0%	68.5%	31.5%	7.1%	0	0	3,577	357.71
	1.0	991	2.53	0.1208	100	8.8%	347	0.0%	70.1%	29.9%	7.6%	0	0	1,924	192.43
Clarendon	2.0	1068	2.51	0.2568	100	6.0%	373	26.9%	45.9%	27.3%	8.2%	293,541	249,510	2,789	278.91
	1.0	1081	2.64	0.0606	100	8.0%	378	0.0%	68.5%	31.5%	7.1%	0	0	1,789	178.85
	3.0	1099	2.5	0.3651	100	6.0%	385	41.7%	32.2%	26.1%	8.6%	735,753	625,390	3,050	305.01
Balltown	2.0	1198	2.47	0.9846	100	7.0%	419	27.7%	49.2%	23.1%	9.7%	401,099	340,935	3,506	350.48
	3.0	1213	2.42	3.8941	100	5.5%	426	52.3%	28.3%	19.4%	11.5%	1,369,186	1,163,808	3,602	360.19
	2.0	1218	2.63	0.1208	100	7.8%	426	6.3%	63.8%	29.9%	7.6%	70,939	60,298	3,506	350.48
	1.0	1227	2.65	0.0526	100	7.9%	429	0.0%	66.8%	33.2%	6.7%	0	0	1,653	165.28
	1.0	1257	2.65	0.0526	100	8.0%	440	0.0%	66.8%	33.2%	6.7%	0	0	1,653	165.28
	3.0	1269	2.5	0.3651	100	5.5%	444	35.9%	38.1%	26.1%	8.6%	730,717	621,110	3,602	360.19
Tiona	2.0	1280	2.5	0.3651	100	6.0%	448	30.0%	43.9%	26.1%	8.6%	411,449	349,732	2,769	276.91

Totals (MCF for gas & bbl for oil): 6,693 | 5,689 | 43,932 | 4,393

Assumptions:
- Recoverability Natural Gas: 85.0%
- Recoverability Oil: 10.0%
- Drainage Area Natural Gas: 5
- Drainage Area Oil: 5

Page 1 of 1

D&S Energy WT 5574 #3 log analysis

Reserves Analysis for wells contributing Oil & Natural Gas

Analysis Date	08/22/13	Well Name & Number:	Warrant 5574 #3
Analyst:	DAB	Operator:	D&S Energy
		Logging Company:	Penn Gold
		Log Date:	08/05/13

Formation	Pay Thickness	Depth	Density	Perm	RT	Neutron	FP	Sgas	Soil	SW	PHIE	Cu ft of Gas In Place (CFG)	Recoverable Gas In Place (CFG)	Barrels of Oil In Place (bbl)	Recoverable Oil (bbl)
Warren	3.0	622	2.47	0.9646	100	7.5%	268	22.5%	54.4%	23.1%	9.7%	335,834	285,459	5,809	580.90
	3.0	626	2.53	0.1208	100	8.0%	269	33.0%	37.0%	29.9%	7.5%	381,262	324,064	3,050	305.01
Bradford 1st	1.5	902	2.53	0.1208	100	8.0%	318	0.0%	70.1%	29.9%	7.5%	0	0	2,886	288.64
	4.0	916	2.43	3.0016	100	3.5%	321	68.6%	11.3%	20.0%	11.2%	1,761,706	1,488,952	1,860	185.97
	4.0	920	2.45	1.7362	100	4.5%	322	56.8%	21.7%	21.5%	10.4%	1,360,025	1,156,021	3,331	333.11
	1.0	931	2.53	0.1208	100	7.8%	326	6.3%	63.8%	29.9%	7.5%	27,156	23,083	1,752	175.24
	3.0	933	2.45	1.7362	100	5.8%	327	47.2%	31.3%	21.6%	10.4%	859,674	730,723	3,602	360.19
Clarendon	2.0	1097	2.48	0.7069	100	7.8%	384	24.8%	51.2%	24.0%	9.3%	316,736	269,226	3,605	360.48
	3.0	1113	2.5	0.3851	100	7.8%	390	18.4%	56.8%	26.1%	8.6%	328,179	278,952	5,257	525.72
	1.0	1134	2.64	0.0609	100	8.0%	397	0.0%	68.5%	31.5%	7.1%	0	0	1,789	178.85
	3.0	1138	2.38	8.1101	100	4.5%	398	64.4%	17.9%	17.7%	12.8%	1,733,852	1,473,604	2,498	249.84
	1.0	1146	2.52	0.1777	100	7.5%	401	4.3%	67.2%	28.5%	7.8%	24,034	20,429	1,836	183.63
Balltown	2.0	1237	2.52	0.1777	100	7.8%	433	10.7%	60.8%	28.5%	7.8%	129,163	109,789	3,505	350.48
	3.0	1241	2.47	0.9646	100	7.0%	434	27.7%	49.2%	23.1%	9.7%	623,244	529,758	5,257	525.72
	2.0	1247	2.49	0.7069	100	7.0%	436	24.8%	51.2%	24.0%	9.3%	360,046	306,039	3,605	360.46
Tiona	2.0	1289	2.56	0.0335	100	9.0%	451	0.0%	64.8%	35.2%	6.4%	0	0	3,034	303.41
	2.0	1311	2.57	0.0207	100	7.6%	459	0.0%	62.7%	37.3%	6.0%	0	0	2,763	276.26
Totals (MCF for gas & bbl for oil)												7,514	6,387	46,481	4,648

Assumptions		
	Recoverability Natural Gas:	85.0%
	Recoverability Oil:	10.0%
	Drainage Area Natural Gas:	5
	Drainage Area Oil:	5

Page 1 of 1

D&S Energy WT 5574 #4 log analysis

Reserves Analysis for wells contributing Oil & Natural Gas

Analysis Date: 08/22/13
Analyst: DAB

Well Name & Number: Warrant 5574 #4
Operator: D&S Energy
Logging Company: Penn Gold
Log Date: 07/29/13

Formation	Pay Thickness	Depth	Density	Perm	RT	Neutron	FP	Sgas	Soil	SW	PHIE	Cu ft of Gas in Place (CFG)	Recoverable Gas in Place (CFG)	Barrels of Oil in Place (bbl)	Recoverable Oil (bbl)
Warren	2.0	838	2.47	0.9846	100	7.8%	293	22.5%	54.4%	23.1%	9.7%	228,247	194,010	3,873	387.27
	4.0	840	2.56	0.0526	100	6.0%	294	25.7%	41.1%	33.2%	6.7%	362,755	308,342	4,067	406.68
Bradford 1st	2.0	919	2.44	2.2935	100	6.0%	322	44.4%	34.9%	20.7%	10.8%	549,483	467,061	2,769	276.91
	4.0	932	2.33	29.5175	100	3.0%	326	79.8%	5.1%	15.1%	14.8%	2,757,584	2,343,947	1,124	112.40
	5.0	939	2.33	29.5175	100	2.0%	329	83.2%	1.8%	15.1%	14.8%	3,619,438	3,076,523	485	48.54
	2.0	947	2.46	1.3011	100	5.0%	331	50.2%	27.5%	22.2%	10.1%	597,206	507,625	2,033	203.34
Clarendon	1.0	1113	2.53	0.1208	100	8.0%	390	0.0%	70.1%	29.9%	7.5%	0	0	1,924	192.43
	4.0	1120	2.4	6.3978	100	6.0%	392	51.1%	30.7%	18.2%	12.3%	1,752,189	1,489,360	5,538	553.82
	1.0	1131	2.49	0.5115	100	8.8%	396	5.0%	70.0%	25.0%	8.9%	31,297	26,602	2,304	230.42
	2.0	1146	2.42	3.8941	100	6.0%	401	56.6%	24.0%	19.4%	11.5%	933,109	793,143	2,033	203.34
	3.0	1152	2.42	3.8941	100	6.0%	403	52.3%	28.3%	19.4%	11.5%	1,300,332	1,105,282	3,602	360.19
Balltown	2.0	1249	2.56	0.0335	100	8.0%	437	0.0%	64.8%	35.2%	6.4%	0	0	3,034	303.41
	3.0	1263	2.39	8.1101	100	5.5%	442	56.5%	25.8%	17.7%	12.6%	1,687,510	1,434,383	3,602	360.19
	1.0	1270	2.64	0.0608	100	8.5%	445	0.0%	68.5%	31.5%	7.1%	0	0	1,769	176.85
	2.0	1276	2.43	3.0016	100	8.5%	447	23.8%	56.1%	20.0%	11.2%	423,393	359,884	4,608	460.84
	1.0	1286	2.67	0.0207	100	7.8%	460	0.0%	62.7%	37.3%	6.0%	0	0	1,381	138.13
Tiona	3.0	1327	2.53	0.1208	100	8.0%	464	0.0%	70.1%	29.9%	7.5%	0	0	5,773	577.28

Totals (MCF for gas & bbl for oil): 13,652 | 11,604 | 42,001 | 4,200

Assumptions:
Recoverability Natural Gas: 85.0%
Recoverability Oil: 10.0%
Drainage Area Natural Gas: 5
Drainage Area Oil: 5

Page * of 1

D&S Energy WT 5574 #10 log analysis

Reserves Analysis for wells contributing Oil & Natural Gas

Analysis Date	08/22/13	Well Name & Number:	Warrant 5574 #10
Analyst:	DAB	Operator:	D&S Energy
		Logging Company:	Penn Gold
		Log Date:	08/27/13

Formation	Pay Thickness	Depth	Density	Perm	RT	Neutron	FP	Sgas	Soil	SW	PHIE	Cu ft of Gas In Place (CFG)	Recoverable Gas in Place (CFG)	Barrels of Oil in Place (bbl)	Recoverable Oil (bbl)
Warren	3.0	805	2.48	0.7069	100	7.5%	282	19.5%	56.5%	24.0%	9.3%	273,249	232,262	5,809	580.90
	3.0	808	2.49	0.5115	100	7.5%	283	16.1%	58.9%	25.0%	8.9%	218,421	185,658	5,809	580.90
Bradford 1st	2.0	887	2.54	0.0806	100	8.0%	310	0.0%	68.5%	31.5%	7.1%	0	0	3,577	357.71
	3.0	901	2.5	0.3651	100	6.5%	315	24.2%	49.7%	26.1%	8.6%	350,050	297,543	4,706	470.65
	3.0	907	2.5	0.3651	100	8.0%	317	6.7%	67.2%	26.1%	8.6%	97,549	82,917	6,361	636.08
Clarendon	1.0	1087	2.53	0.1208	100	10.0%	380	0.0%	70.1%	29.9%	7.5%	0	0	1,924	192.43
	3.0	1112	2.43	3.0016	100	7.5%	389	32.8%	47.2%	20.0%	11.2%	761,750	647,487	5,809	580.90
	1.0	1119	2.52	0.1777	100	10.5%	392	0.0%	71.5%	28.5%	7.6%	0	0	2,060	206.00
Balltown	1.0	1216	2.52	0.1777	100	9.0%	425	0.0%	71.5%	28.5%	7.6%	0	0	2,060	206.00
	2.0	1237	2.49	0.5115	100	9.0%	433	0.0%	75.0%	25.0%	8.9%	0	0	4,934	493.44
	2.0	1249	2.52	0.1777	100	10.5%	437	0.0%	71.5%	28.5%	7.6%	0	0	4,120	412.00
	1.0	1258	2.5	0.3651	100	10.5%	440	0.0%	73.9%	26.1%	8.6%	0	0	2,331	233.15
	3.0	1266	2.48	0.7069	100	9.0%	443	3.4%	72.6%	24.0%	9.3%	73,975	62,878	7,464	746.43
	2.0	1279	2.49	0.5115	100	8.5%	448	5.0%	70.0%	25.0%	8.9%	70,784	60,166	4,608	460.84
Tiona	1.0	1298	2.57	0.0207	100	10.5%	455	0.0%	62.7%	37.3%	6.0%	0	0	1,381	138.13
Totals (MCF for gas & bbl for oil):												1,354	1,151	51,337	5,134

Assumptions:		
	Recoverability Natural Gas:	85.0%
	Recoverability Oil	10.0%
	Drainage Area Natural Gas:	5
	Drainage Area Oil:	5

D&S Energy WT 5674 #1 log analysis

Reserves Analysis for wells contributing Oil & Natural Gas

Analysis Date: 08/22/13
Analyst: DAB

Well Name & Number: Warrant 5674 #1
Operator: D&S Energy
Logging Company: Penn Gold
Log Date: 08/05/13

Formation	Pay Thickness	Depth	Density	Perm	RT	Neutron	PP	Sgas	Soil	SW	PHIE	Cu ft of Gas In Place (CFG)	Recoverable Gas In Place (CFG)	Barrels of Oil in Place (bbl)	Recoverable Oil (bbl)
Warren	2.0	781	2.53	0.1208	100	6.0%	273	33.0%	37.0%	29.9%	7.5%	240,812	204,520	2,033	254.18
	2.0	781	2.64	0.0806	100	7.0%	277	1.4%	67.1%	31.5%	7.1%	9,698	8,243	3,505	438.10
Bradford 1st	3.0	868	2.37	12.7727	100	7.0%	300	47.6%	35.6%	16.7%	13.4%	1,023,924	870,335	5,257	657.15
	4.0	870	2.39	8.1101	100	3.0%	305	76.3%	6.0%	17.7%	12.6%	2,093,083	1,779,121	1,124	140.51
	4.0	874	2.48	0.5115	100	5.0%	306	44.1%	30.9%	25.0%	8.9%	860,707	731,601	4,067	508.36
	3.0	878	2.47	0.9846	100	4.0%	307	58.7%	18.2%	23.1%	8.7%	934,311	794,164	1,947	243.32
Clarendon	2.0	1069	2.53	0.1208	100	7.0%	370	0.0%	70.1%	29.9%	7.5%	0	0	3,849	481.07
	2.0	1870	2.52	0.1777	100	8.0%	375	0.0%	71.5%	28.5%	7.8%	0	0	4,120	515.00
	3.0	1083	2.43	3.0016	100	5.0%	379	55.2%	24.8%	20.0%	11.2%	1,240,020	1,081,667	3,050	381.27
Balltown	2.0	1173	2.66	0.0335	100	8.5%	411	0.0%	64.8%	35.2%	6.4%	0	0	3,034	379.26
	2.0	1196	2.61	0.2568	100	8.0%	419	2.6%	70.2%	27.3%	8.2%	30,698	26,092	4,241	530.07
	2.0	1214	2.6	0.3651	100	9.0%	425	0.0%	73.9%	26.1%	8.6%	0	0	4,663	582.87
	2.0	1224	2.46	1.3011	100	10.0%	428	0.0%	77.8%	22.2%	10.1%	0	0	5,749	718.61
	2.0	1226	2.44	2.2935	100	9.5%	429	11.9%	67.3%	20.7%	10.8%	197,217	167,635	5,344	668.01
	2.0	1230	2.66	0.0335	100	10.0%	431	0.0%	64.8%	35.2%	6.4%	0	0	3,034	379.26
Tiona	2.0	1266	2.54	0.0806	100	9.0%	443	0.0%	68.5%	31.5%	7.1%	0	0	3,577	447.13

Totals (MCF for gas & bbl for oil). 6,380 5,431 53,055 6,632

Assumptions:
- Recoverability Natural Gas: 85.0%
- Recoverability Oil: 12.5%
- Drainage Area Natural Gas: 5
- Drainage Area Oil: 5

Page 1 of 1

D&S Energy WT 5574 #2 log analysis

Reserves Analysis for wells contributing Oil & Natural Gas

Analysis Date: 08/22/13
Analyst: DAB

Well Name & Number: Warrant 5574 #2
Operator: D&S Energy
Logging Company: Penn Gold
Log Date: 07/30/13

Formation	Pay Thickness	Depth	Density	Perm	RT	Neutron	FP	Sgas	Soil	SW	PHIE	Cu ft of Gas In Place (CFG)	Recoverable Gas In Place (CFG)	Barrels of Oil In Place (bbl)	Recoverable Oil (bbl)
Warren	3.0	792	2.52	0.1777	100	8.5%	277	29.8%	41.7%	28.5%	7.8%	346,589	294,583	3,602	450.24
	3.0	796	2.49	0.5115	100	3.5%	279	60.9%	14.1%	25.0%	8.9%	811,566	689,831	1,395	174.35
Bradford 1st	2.0	876	2.46	1.7362	100	7.5%	307	28.0%	50.5%	21.5%	10.4%	319,327	271,428	3,873	484.08
	4.0	891	2.43	3.0016	100	3.0%	312	73.1%	6.8%	20.0%	11.2%	1,815,160	1,542,886	1,124	140.51
	2.0	897	2.51	0.2568	100	4.5%	314	46.2%	27.6%	27.3%	8.2%	415,019	352,766	1,666	208.20
Lower Brad 1st	2.0	974	2.5	0.3651	100	7.0%	341	12.5%	61.4%	26.1%	8.6%	130,649	111,052	3,873	484.08
	2.0	986	2.54	0.0808	100	7.5%	345	0.0%	68.5%	31.5%	7.1%	0	0	3,577	447.13
	1.0	991	2.53	0.1208	100	8.0%	347	0.0%	70.1%	29.9%	7.5%	0	0	1,924	240.53
Clarendon	2.0	1066	2.51	0.2568	100	6.0%	373	26.9%	45.9%	27.3%	8.2%	293,541	249,510	2,769	346.14
	1.0	1081	2.54	0.0808	100	8.0%	378	0.0%	68.5%	31.5%	7.1%	0	0	1,789	223.57
	3.0	1099	2.5	0.3651	100	6.0%	385	41.7%	32.2%	26.1%	8.6%	735,753	625,390	3,050	381.27
Balltown	2.0	1196	2.47	0.9646	100	7.0%	419	27.7%	49.2%	23.1%	9.7%	401,089	340,935	3,506	438.10
	3.0	1213	2.42	3.8941	100	8.5%	425	52.3%	28.3%	19.4%	11.5%	1,368,186	1,163,008	3,602	450.24
	2.0	1216	2.53	0.1208	100	7.0%	426	6.3%	63.8%	29.9%	7.5%	70,939	60,298	3,506	438.10
	1.0	1227	2.55	0.0526	100	7.5%	429	0.0%	66.8%	33.2%	6.7%	0	0	1,653	206.60
	1.0	1257	2.55	0.0526	100	8.0%	440	0.0%	66.8%	33.2%	6.7%	0	0	1,653	206.60
	3.0	1268	2.5	0.3651	100	8.5%	444	35.9%	38.1%	26.1%	8.6%	730,717	621,110	3,602	450.24
Tiona	2.0	1280	2.5	0.3651	100	6.0%	448	30.0%	43.9%	26.1%	8.6%	411,449	349,732	2,769	346.14

Totals (MCF for gas & bbl for oil): 6,693 5,689 43,932 5,492

Assumptions:
Recoverability Natural Gas: 85.0%
Recoverability Oil: 12.5%
Drainage Area Natural Gas: 5
Drainage Area Oil: 5

Page 1 of 1

D&S Energy WT 5574 #3 log analysis

Reserves Analysis for wells contributing Oil & Natural Gas

Analysis Date:	08/22/13	Well Name & Number:	Warrant 5574 #3
Analyst	DAB	Operator:	D&S Energy
		Logging Company:	Penn Gold
		Log Date:	08/05/13

Formation	Pay Thickness	Depth	Density	Perm	RT	Neutron	FP	Sgas	Soil	SW	PHIE	Cu ft of Gas In Place (CFG)	Recoverable Gas in Place (CFG)	Barrels of Oil in Place (bbl)	Recoverable Oil (bbl)
Warren	3.0	822	2.47	0.9646	100	7.8%	288	22.5%	54.4%	23.1%	9.7%	335,834	285,459	5,809	726.13
	3.0	825	2.63	0.1208	100	6.0%	289	33.0%	37.0%	29.9%	7.5%	381,252	324,064	3,050	381.27
Bradford 1st	1.5	902	2.63	0.1208	100	8.0%	316	0.0%	70.1%	29.9%	7.5%	0	0	2,886	360.80
	4.0	918	2.43	3.0016	100	3.5%	321	68.6%	11.3%	20.0%	11.2%	1,751,706	1,488,952	1,860	232.47
	4.0	920	2.46	1.7362	100	4.5%	322	56.8%	21.7%	21.6%	10.4%	1,360,026	1,156,021	3,331	416.39
	1.0	831	2.63	0.1208	100	7.0%	326	6.3%	63.8%	29.9%	7.5%	27,156	23,083	1,752	219.05
	3.0	833	2.46	1.7362	100	6.6%	327	47.2%	31.3%	21.6%	10.4%	859,674	730,723	3,602	450.24
Clarendon	2.0	1097	2.48	0.7069	100	7.0%	384	24.8%	51.2%	24.0%	9.3%	316,736	269,226	3,505	438.10
	3.0	1113	2.5	0.3651	100	7.0%	390	18.4%	55.6%	26.1%	8.6%	328,178	278,952	5,257	657.15
	1.0	1134	2.64	0.0806	100	8.0%	397	0.0%	68.5%	31.5%	7.1%	0	0	1,789	223.57
	3.0	1138	2.39	8.1101	100	4.5%	398	64.4%	17.9%	17.7%	12.6%	1,733,852	1,473,804	2,498	312.30
	1.0	1145	2.52	0.1777	100	7.6%	401	4.3%	67.2%	28.5%	7.8%	24,034	20,429	1,936	242.04
Balltown	2.0	1237	2.52	0.1777	100	7.0%	433	10.7%	60.8%	28.5%	7.8%	129,163	109,789	3,505	438.10
	3.0	1241	2.47	0.9646	100	7.0%	434	27.7%	49.2%	23.1%	9.7%	623,244	529,758	5,257	657.15
	2.0	1247	2.48	0.7069	100	7.0%	436	24.8%	51.2%	24.0%	9.3%	360,045	306,039	3,505	438.10
Tiona	2.0	1288	2.66	0.0336	100	9.0%	451	0.0%	64.8%	35.2%	6.4%	0	0	3,034	379.28
	2.0	1311	2.67	0.0207	100	7.8%	459	0.0%	62.7%	37.3%	6.0%	0	0	2,763	345.33

Totals (MCF for gas & bbl for oil): 7,514 6,387 46,481 5,810

Assumptions:

Recoverability Natural Gas:	85.0%
Recoverability Oil:	12.5%
Drainage Area Natural Gas:	5
Drainage Area Oil:	5

Page 1 of 1

D&S Energy WT 5574 #4 log analysis

Reserves Analysis for wells contributing Oil & Natural Gas

Analysis Date:	08/22/13	Well Name & Number	Warrant 5574 #4
Analyst:	DAB	Operator:	D&S Energy
		Logging Company	Penn Gold
		Log Date:	07/26/13

Formation	Pay Thickness	Depth	Density	Perm	RT	Neutron	FP	Sgas	Soil	SW	PHIE	Cu ft of Gas In Place (CFG)	Recoverable Gas In Place (CFG)	Barrels of Oil In Place (bbl)	Recoverable Oil (bbl)
Warren	2.0	838	2.47	0.9646	100	7.5%	293	22.6%	54.4%	23.1%	9.7%	228,247	194,010	3,873	484.08
	4.0	840	2.56	0.0526	100	5.8%	294	25.7%	41.1%	33.2%	6.7%	362,755	308,342	4,067	508.36
Bradford 1st	2.0	919	2.44	2.2936	100	6.0%	322	44.4%	34.9%	20.7%	10.8%	549,483	467,061	2,769	346.14
	4.8	932	2.33	29.5175	100	3.0%	326	79.8%	5.1%	15.1%	14.8%	2,757,584	2,343,947	1,124	140.51
	5.0	939	2.33	29.5175	100	2.5%	329	83.2%	1.8%	15.1%	14.8%	3,619,438	3,076,523	485	60.66
	2.0	947	2.46	1.3011	100	6.0%	331	50.2%	27.5%	22.2%	10.1%	597,206	507,625	2,033	254.18
Clarendon	1.0	1113	2.53	0.1208	100	8.0%	390	0.0%	70.1%	29.9%	7.5%	0	0	1,924	240.53
	4.0	1120	2.4	6.3976	100	4.0%	392	51.1%	30.7%	18.2%	12.3%	1,752,189	1,489,360	5,538	692.28
	1.0	1131	2.49	0.5115	100	8.5%	396	5.0%	70.0%	25.0%	8.9%	31,297	26,602	2,304	288.02
	2.0	1146	2.42	3.8941	100	5.0%	401	56.6%	24.0%	19.4%	11.6%	933,109	793,143	2,033	254.18
	3.0	1182	2.42	3.8941	100	5.8%	403	52.3%	28.3%	19.4%	11.6%	1,300,332	1,105,282	3,602	450.24
Balltown	2.0	1249	2.55	0.0336	100	8.0%	437	0.0%	64.8%	35.2%	6.4%	0	0	3,034	379.28
	3.0	1263	2.39	8.1101	100	6.5%	442	56.5%	25.8%	17.7%	12.6%	1,687,510	1,434,383	3,602	450.24
	1.0	1270	2.64	0.0808	100	8.5%	446	0.0%	68.5%	31.5%	7.1%	0	0	1,789	223.57
	2.0	1276	2.43	3.0016	100	8.5%	447	23.8%	56.1%	20.0%	11.2%	423,393	359,884	4,606	576.06
	1.8	1286	2.57	0.0207	100	7.0%	450	0.0%	62.7%	37.3%	6.0%	0	0	1,381	172.66
Tiona	3.0	1327	2.53	0.1208	100	8.0%	464	0.0%	70.1%	29.9%	7.5%	0	0	5,773	721.60

Totals (MCF for gas & bbl for oil) 13,652 11,604 42,001 5,250

Assumptions	Recoverability Natural Gas:	85.0%
	Recoverability Oil:	12.5%
	Drainage Area Natural Gas:	5
	Drainage Area Oil:	5

Page 1 of 1

D&S Energy WT 5574 #10 log analysis

Reserves Analysis for wells contributing Oil & Natural Gas

Analysis Date	08/22/13	Well Name & Number	Warrant 5574 #10
Analyst	DAB	Operator:	D&S Energy
		Logging Company:	Penn Gold
		Log Date:	08/27/13

Formation	Pay Thickness	Depth	Density	Perm	RT	Neutron	FP	Sgas	Soil	SW	PHIE	Cu ft of Gas In Place (CFG)	Recoverable Gas In Place (CFG)	Barrels of Oil In Place (bbl)	Recoverable Oil (bbl)
Warren	3.0	806	2.48	0.7069	100	7.5%	282	19.5%	56.5%	24.0%	9.3%	273,249	232,262	5,809	726.13
	3.0	808	2.49	0.5115	100	7.8%	283	16.1%	58.9%	25.0%	8.9%	218,421	185,658	5,809	726.13
Bradford 1st	2.0	887	2.54	0.0906	100	8.0%	310	0.0%	68.5%	31.5%	7.1%	0	0	3,577	447.13
	3.0	901	2.6	0.3651	100	8.5%	315	24.2%	49.7%	26.1%	8.6%	350,050	297,543	4,705	588.18
	3.0	907	2.6	0.3651	100	8.0%	317	6.7%	67.2%	26.1%	8.6%	97,549	82,917	6,381	796.10
Clarendon	1.0	1087	2.53	0.1208	100	10.0%	380	0.0%	70.1%	29.9%	7.5%	0	0	1,924	240.53
	3.0	1112	2.43	3.0016	100	7.6%	389	32.8%	47.2%	20.0%	11.2%	761,760	647,487	5,809	726.13
	1.0	1119	2.62	0.1777	100	10.5%	392	0.0%	71.5%	28.5%	7.8%	0	0	2,060	257.50
Belltown	1.0	1215	2.62	0.1777	100	9.6%	425	0.0%	71.5%	28.5%	7.8%	0	0	2,060	257.50
	2.0	1237	2.49	0.5115	100	9.6%	433	0.0%	75.0%	25.0%	8.9%	0	0	4,934	616.80
	2.0	1249	2.62	0.1777	100	10.5%	437	0.0%	71.5%	28.5%	7.8%	0	0	4,120	515.00
	1.0	1259	2.6	0.3651	100	10.5%	440	0.0%	73.9%	26.1%	8.6%	0	0	2,331	291.43
	3.0	1266	2.48	0.7069	100	9.0%	443	3.4%	72.6%	24.0%	9.3%	73,975	62,878	7,464	933.04
	2.0	1279	2.49	0.5115	100	8.6%	448	5.0%	70.0%	25.0%	8.9%	70,784	60,166	4,608	576.05
Tiona	1.0	1289	2.67	0.0207	100	10.5%	455	0.0%	62.7%	37.3%	6.0%	0	0	1,381	172.66

Totals (MCF for gas & bbl for oil): 1,354 1,151 51,337 6,417

Assumptions	Recoverability Natural Gas	85.0%
	Recoverability Oil:	12.5%
	Drainage Area Natural Gas	5
	Drainage Area Oil:	5

Page 1 of 1

D&S Energy WT 5574 #1 log analysis

Reserves Analysis for wells contributing Oil & Natural Gas

Analysis Date	08/22/13	Well Name & Number	Warrant 5574 #1
Analyst:	DAB	Operator:	D&S Energy
		Logging Company:	Penn Gold
		Log Date	08/05/13

Formation	Pay Thickness	Depth	Density	Perm	RT	Neutron	FP	Sgas	Soil	SW	PHIE	Cu ft of Gas In Place (CFG)	Recoverable Gas In Place (CFG)	Barrels of Oil in Place (bbl)	Recoverable Oil (bbl)
Warren	2.0	781	2.63	0.1200	100	5.0%	273	33.0%	37.0%	29.9%	7.5%	240,612	204,520	2,033	305.01
	2.0	791	2.64	0.0808	100	7.0%	277	1.4%	67.1%	31.5%	7.1%	9,698	8,243	3,505	525.72
Bradford 1st	3.0	866	2.37	12.7727	100	7.0%	300	47.6%	35.6%	16.7%	13.4%	1,023,924	870,335	5,257	788.59
	4.0	870	2.39	8.1101	100	3.0%	305	76.3%	6.0%	17.7%	12.6%	2,093,083	1,779,121	1,124	168.61
	4.0	874	2.49	0.5115	100	5.0%	306	44.1%	30.9%	26.0%	8.9%	860,707	731,601	4,067	610.03
	3.0	878	2.47	0.9646	100	4.0%	307	58.7%	18.2%	23.1%	9.7%	934,311	794,164	1,947	291.99
Clarendon	2.0	1058	2.63	0.1200	100	7.5%	370	0.0%	70.1%	29.9%	7.5%	0	0	3,849	577.28
	2.0	1070	2.62	0.1777	100	8.0%	375	0.0%	71.5%	28.5%	7.8%	0	0	4,120	618.00
	3.0	1083	2.43	3.0016	100	6.0%	379	55.2%	24.8%	20.0%	11.2%	1,249,020	1,061,667	3,050	457.52
Balltown	2.0	1173	2.66	0.0335	100	8.0%	411	0.0%	64.8%	35.2%	6.4%	0	0	3,034	455.12
	2.0	1196	2.61	0.2668	100	8.0%	419	2.5%	70.2%	27.3%	8.2%	30,696	26,092	4,241	636.09
	2.0	1214	2.6	0.3651	100	9.0%	425	0.0%	73.9%	26.1%	8.6%	0	0	4,663	699.44
	2.0	1224	2.46	1.3011	100	10.5%	428	0.0%	77.8%	22.2%	10.1%	0	0	5,749	862.33
	2.0	1226	2.44	2.2935	100	9.5%	429	11.9%	67.3%	20.7%	10.6%	197,217	167,635	5,344	801.61
	2.0	1230	2.66	0.0335	100	10.5%	431	0.0%	64.8%	36.2%	6.4%	0	0	3,034	455.12
Tiona	2.0	1266	2.64	0.0808	100	9.0%	443	0.0%	68.5%	31.5%	7.1%	0	0	3,577	536.56

Totals (MCF for gas & bbl for oil): 6,389 | 5,431 | 53,055 | 7,958

Assumptions:

- Recoverability Natural Gas: 85.0%
- Recoverability Oil: 15.0%
- Drainage Area Natural Gas: 5
- Drainage Area Oil: 5

Page 1 of 1

D&S Energy WT 5574 #2 log analysis

Reserves Analysis for wells contributing Oil & Natural Gas

Analysis Date: 08/22/13
Analyst: DAB

Well Name & Number: Warrant 5574 #2
Operator: D&S Energy
Logging Company: Penn Gold
Log Date: 07/30/13

Formation	Pay Thickness	Depth	Density	Perm	RT	Neutron	FP	Sgas	Soil	SW	PHIE	Cu ft of Gas In Place (CFG)	Recoverable Gas In Place (CFG)	Barrels of Oil in Place (bbl)	Recoverable Oil (bbl)
Warren	3.0	782	2.52	0.1777	100	6.6%	277	29.6%	41.7%	28.8%	7.8%	346,569	294,583	3,602	540.29
	3.0	796	2.49	0.5115	100	3.8%	279	60.9%	14.1%	25.0%	8.9%	811,565	689,831	1,395	209.22
Bradford 1st	2.0	878	2.46	1.7362	100	7.6%	307	28.0%	50.5%	21.5%	10.4%	319,327	271,428	3,873	580.90
	4.0	891	2.43	3.0016	100	3.0%	312	73.1%	6.8%	20.0%	11.2%	1,815,160	1,542,886	1,124	168.61
	2.0	897	2.51	0.2588	100	4.8%	314	45.2%	27.6%	27.3%	8.2%	415,019	352,766	1,666	249.84
Lower Brad 1st	2.0	974	2.5	0.3661	100	7.8%	341	12.5%	61.4%	26.1%	8.6%	130,649	111,052	3,873	580.90
	2.0	986	2.54	0.0806	100	7.6%	345	0.0%	68.5%	31.6%	7.1%	0	0	3,577	536.56
	1.0	991	2.53	0.1208	100	8.6%	347	0.0%	70.1%	29.9%	7.5%	0	0	1,924	288.64
Clarendon	2.0	1066	2.51	0.2588	100	6.6%	373	26.9%	45.9%	27.3%	8.2%	293,541	249,510	2,769	415.37
	1.0	1081	2.54	0.0806	100	8.6%	378	0.0%	68.5%	31.5%	7.1%	0	0	1,789	268.26
	3.0	1099	2.5	0.3651	100	6.6%	386	41.7%	32.2%	26.1%	8.6%	736,753	626,390	3,050	457.52
Balltown	2.0	1198	2.47	0.9646	100	7.0%	419	27.7%	49.2%	23.1%	9.7%	401,098	340,936	3,505	525.72
	3.0	1213	2.42	3.8941	100	6.6%	425	52.3%	28.3%	19.4%	11.5%	1,389,186	1,183,808	3,602	540.29
	2.0	1216	2.53	0.1208	100	7.8%	426	6.3%	63.8%	29.9%	7.5%	70,939	60,298	3,505	525.72
	1.0	1227	2.55	0.0526	100	7.6%	429	0.0%	66.8%	33.2%	6.7%	0	0	1,653	247.92
	1.0	1257	2.55	0.0526	100	8.6%	440	0.0%	66.8%	33.2%	6.7%	0	0	1,653	247.92
	3.0	1269	2.5	0.3651	100	6.6%	444	35.9%	38.1%	26.1%	8.6%	730,717	621,110	3,602	540.29
Tiona	2.0	1280	2.5	0.3651	100	6.6%	448	30.0%	43.9%	26.1%	8.6%	411,449	349,732	2,769	415.37

Totals (MCF for gas & bbl for oil): 6,693 | 5,689 | 43,932 | 6,590

Assumptions
Recoverability Natural Gas: 85.0%
Recoverability Oil: 15.0%
Drainage Area Natural Gas: 5
Drainage Area Oil: 5

Page 1 of 1

Reserves Analysis for wells contributing Oil & Natural Gas

Analysis Date: 08/22/13
Analyst: DAB

Well Name & Number: Warrant 5674 #3
Operator: D&S Energy
Logging Company: Penn Gold
Log Date: 08/05/13

Formation	Pay Thickness	Depth	Density	Perm	RT	Neutron	FP	Sgas	Soil	SW	PHIE	Cu ft of Gas In Place (CFG)	Recoverable Gas In Place (CFG)	Barrels of Oil In Place (bbl)	Recoverable Oil (bbl)
Warren	3.0	822	2.47	0.9846	100	7.6%	298	22.6%	54.4%	23.1%	9.7%	335,834	285,459	5,809	871.35
	3.0	825	2.63	0.1208	100	8.0%	299	33.0%	37.0%	29.9%	7.5%	381,252	324,064	3,050	457.52
Bradford 1st	1.5	902	2.63	0.1208	100	8.0%	316	0.0%	70.1%	29.9%	7.5%	0	0	2,886	432.96
	4.0	918	2.43	3.0016	100	3.5%	321	68.6%	11.3%	20.0%	11.2%	1,751,708	1,488,952	1,860	278.96
	4.0	929	2.46	1.7362	100	4.5%	322	56.8%	21.7%	21.5%	10.4%	1,360,025	1,156,021	3,331	499.67
	1.0	931	2.63	0.1208	100	7.0%	326	6.3%	63.8%	29.9%	7.5%	27,156	23,083	1,752	262.86
	3.0	933	2.46	1.7362	100	5.6%	327	47.2%	31.3%	21.5%	10.4%	859,674	730,723	3,602	540.29
Clarendon	2.0	1097	2.49	0.7069	100	7.0%	384	24.8%	51.2%	24.0%	9.3%	310,736	269,229	3,505	525.72
	3.0	1113	2.5	0.3651	100	7.0%	390	18.4%	55.6%	26.1%	8.6%	328,178	278,952	5,257	788.59
	1.0	1134	2.64	0.0606	100	8.0%	397	0.0%	68.5%	31.5%	7.1%	0	0	1,788	268.28
	3.0	1138	2.38	8.1101	100	4.5%	398	64.4%	17.9%	17.7%	12.6%	1,733,652	1,473,604	2,498	374.75
	1.0	1145	2.63	0.1777	100	7.5%	401	4.3%	67.2%	28.5%	7.8%	24,034	20,429	1,936	290.45
Balltown	2.0	1237	2.52	0.1777	100	7.0%	433	10.7%	60.8%	28.5%	7.8%	128,163	108,789	3,505	525.72
	3.0	1241	2.47	0.9846	100	7.0%	434	27.7%	49.2%	23.1%	9.7%	623,244	529,758	5,257	788.58
	2.0	1247	2.49	0.7069	100	7.0%	436	24.8%	51.2%	24.0%	9.3%	360,046	306,039	3,505	525.72
Tiona	2.0	1288	2.66	0.0336	100	9.0%	451	0.0%	64.8%	35.2%	6.4%	0	0	3,034	455.12
	2.0	1311	2.67	0.0207	100	7.5%	459	0.0%	62.7%	37.3%	6.0%	0	0	2,763	414.39

Totals (MCF for gas & bbl for oil): 7,514 | 6,387 | 46,481 | 6,972

Assumptions:
- Recoverability Natural Gas: 85.0%
- Recoverability Oil: 15.0%
- Drainage Area Natural Gas: 5
- Drainage Area Oil: 5

Page 1 of 1

D&S Energy WT 5574 #10 log analysis

Reserves Analysis for wells contributing Oil & Natural Gas

Analysis Date:	08/22/13	Well Name & Number:	Warrant 5574 #10
Analyst:	DAB	Operator:	D&S Energy
		Logging Company:	Penn Gold
		Log Date:	08/27/13

Formation	Pay Thickness	Depth	Density	Perm	RT	Neutron	FP	Sgas	Soil	SW	PHIE	Cu ft of Gas In Place (CFG)	Recoverable Gas In Place (CFG)	Barrels of Oil In Place (bbl)	Recoverable Oil (bbl)
Warren	3.0	895	2.48	0.7069	100	7.5%	282	19.5%	56.5%	24.0%	9.3%	273,240	232,262	5,809	871.35
	3.0	898	2.49	0.5115	100	7.9%	283	16.1%	58.9%	25.0%	8.9%	218,421	185,658	5,809	871.35
Bradford 1st	2.0	897	2.54	0.0806	100	5.0%	310	0.0%	68.5%	31.5%	7.1%	0	0	3,577	536.56
	3.0	901	2.5	0.3651	100	6.9%	315	24.2%	49.7%	26.1%	8.6%	350,050	297,543	4,705	705.82
	3.0	907	2.5	0.3651	100	8.0%	317	6.7%	67.2%	26.1%	8.6%	97,549	82,917	6,361	954.12
Clarendon	1.0	1087	2.53	0.1209	100	10.0%	380	0.0%	70.1%	29.9%	7.6%	0	0	1,924	288.64
	3.0	1112	2.43	3.0016	100	7.5%	389	32.8%	47.2%	20.0%	11.2%	761,750	647,487	5,809	871.35
	1.0	1119	2.52	0.1777	100	10.5%	392	0.0%	71.5%	28.5%	7.8%	0	0	2,060	309.00
Balltown	1.0	1216	2.52	0.1777	100	9.0%	425	0.0%	71.5%	28.5%	7.8%	0	0	2,060	309.00
	2.0	1237	2.49	0.5115	100	9.9%	433	0.0%	75.0%	25.0%	8.9%	0	0	4,934	740.17
	2.0	1249	2.52	0.1777	100	10.5%	437	0.0%	71.5%	28.5%	7.8%	0	0	4,120	618.00
	1.0	1259	2.5	0.3651	100	10.5%	440	0.0%	73.9%	26.1%	8.6%	0	0	2,331	349.72
	3.0	1265	2.48	0.7069	100	9.6%	443	3.4%	72.6%	24.0%	9.3%	73,975	62,878	7,464	1,119.65
	2.0	1279	2.49	0.5115	100	8.5%	448	5.0%	70.0%	25.0%	8.9%	70,784	60,166	4,608	691.26
Tiona	1.0	1299	2.67	0.0207	100	10.5%	465	0.0%	62.7%	37.3%	6.0%	0	0	1,381	207.20

Totals (MCF for gas & bbl for oil): 1,354 | 1,151 | 51,337 | 7,700

Assumptions		
	Recoverability Natural Gas:	85.0%
	Recoverability Oil:	15.0%
	Drainage Area Natural Gas:	5
	Drainage Area Oil:	6

Page 1 of 1

M. CHART ONE: WELL PERMITS 2011 to 2014 YEAR TO DATE CHART

CHART 1
WELLS PERMITS MCKEAN COUNTY
2011 -2014 YEAR - TO - DATE

WELLS PERMITS BY YEAR	COMBINED OIL & GAS	GAS	OIL	GRAND TOTAL
2011	20	21	413	454
2012	23	29	304	356
2013	116	49	318	483
2014 YEAR TO DATE	17	17	163	197

Permits Issued from 1/1/2011 to 12/31/2011		2011 Grand Total	Drill & Operate Well Permit	Drill & Operate Well Permit Drill Deeper	Yearly Total
McKean	COMB. OIL&GAS	20	20		20
	GAS	21	20	1	21
	OIL	413	413		413
	Total	454	453	1	454

Permits Issued from 1/1/2012 to 12/31/2012		2012 Grand Total	Drill & Operate Well Permit	Drill & Operate Well Permit Drill Deeper	Yearly Total
McKean	COMB. OIL&GAS	23	23		23
	GAS	29	26	3	29
	OIL	304	304		304
	Total	356	353	3	356

Permits Issued from 1/1/2013 to 12/31/2013		2013 Grand Total	Drill & Operate Well Permit	Drill & Operate Well Permit Drill Deeper	Yearly Total
McKean	COMB. OIL&GAS	116	116		116
	GAS	49	46	3	49
	OIL	318	315	3	318
	UNDETERMINED	1	1		1
	Total	484	478	6	484

Permits Issued from 1/1/2014 to 9/27/2014		2014 Grand Total	Drill & Operate Well Permit	Drill & Operate Well Permit Drill Deeper	Yearly Total
McKean	COMB. OIL&GAS	17	17		17
	GAS	17	13	4	17
	OIL	163	163		163
	Total	197	193	4	197

pennsylvania
DEPARTMENT OF ENVIRONMENTAL PROTECTION

SSRS_OG_168 Ver 1.4
http://www.depreportingservices.state.pa.us/ReportServer/Pages/ReportViewer.aspx?/Oil_Gas/Permits_Issued_Count_by_Well_Type_YTD

N. CHART TWO: WELLS DRILLED 2011 to 2014 YEAR TO DATE CHART

CHART 2
WELLS DRILLED MCKEAN COUNTY
2011 -2014 YEAR - TO - DATE

WELLS DRILLED BY YEAR	CONVENTIONAL	NON CONVENTIONAL	GRAND TOTAL
2011	350	18	368
2012	257	5	262
2013	195	13	208
2014 YEAR TO DATE	171	5	176

DEP OFFICE OF OIL AND GAS MANAGEMENT
WELLS DRILLED BY COUNTY

9/27/2014 10:56:06 AM

1,165 wells drilled between: 1/1/2011 and 12/31/2011

Region - 8230 - EP DOGO NWDO Dstr Off
Well Status - All

COUNTY	CONVENTIONAL	UNCONVENTIONAL	GRAND TOTAL
Butler	14	35	49
Clarion	57	10	67
Crawford	16	0	16
Elk	47	24	71
Erie	18	0	10
Forest	202	0	202
Jefferson	7	15	22
Lawrence	0	2	2
McKean	350	18	368
Mercer	38	0	38
Venango	68	2	70
Warren	249	1	250
GRAND TOTAL	1,058	107	1,165

DEP OFFICE OF OIL AND GAS MANAGEMENT
WELLS DRILLED BY COUNTY

9/27/2014 10:57:07 AM

1,084 wells drilled between: 1/1/2012 and 12/31/2012

Region - 8230 - EP DOGO NWDO Dstr Off
Well Status - All

COUNTY	CONVENTIONAL	UNCONVENTIONAL	GRAND TOTAL
Butler	2	70	72
Clarion	28	4	32
Crawford	13	3	16
Elk	36	1	37
Erie	9	0	9
Forest	96	12	108
Jefferson	2	9	11
Lawrence	0	18	18
McKean	257	5	262
Mercer	11	5	16
Venango	129	3	132
Warren	370	1	371
GRAND TOTAL	953	131	1,084

DEP OFFICE OF OIL AND GAS MANAGEMENT
WELLS DRILLED BY COUNTY

9/27/2014 11:00:10 AM

1,081 wells drilled between: 1/1/2013 and 12/31/2013

Region - 8230 - EP DOGO NWDO Dstr Off
Well Status - All

COUNTY	CONVENTIONAL	UNCONVENTIONAL	GRAND TOTAL
Butler	3	92	95
Clarion	10	1	11
Crawford	13	0	13
Elk	6	9	15
Erie	4	0	4
Forest	168	4	172
Jefferson	3	3	6
Lawrence	0	13	13
McKean	195	13	208
Mercer	0	21	21
Venango	164	1	165
Warren	304	1	305
GRAND TOTAL	923	158	1,081

DEP OFFICE OF OIL AND GAS MANAGEMENT
WELLS DRILLED BY COUNTY

9/27/2014 11:01:04 AM

754 wells drilled between: 1/1/2014 and 9/27/2014

Region - 8230 - EP DOGO NWDO Dstr Off
Well Status - All

COUNTY	CONVENTIONAL	UNCONVENTIONAL	GRAND TOTAL
Butler	5	100	105
Clarion	3	0	3
Crawford	9	0	9
Elk	27	17	44
Forest	84	0	84
Jefferson	0	12	12
Lawrence	0	23	23
McKean	171	5	176
Mercer	0	10	10
Venango	122	0	122
Warren	166	0	166
GRAND TOTAL	587	167	754

pennsylvania
DEPARTMENT OF ENVIRONMENTAL PROTECTION

SSRS_OGRE_177 Ver 1.4
http://www.depreportingservices.state.pa.us/ReportServer/Pages/ReportViewer.aspx?/Oil_Gas/Wells_Drilled_By_County

O. GRAPHS ONE & TWO: SURROUNDING WELLS

GRAPH 1
SURROUNDING WELLS IN
HAMILTON TOWNSHIP OF MCKEAN COUNTY


McKean
WT 5574
REMINGTON DRILLING SITE
ACTIVE WELLS

GRAPH 2
D & S ENERGY/ WT 5574 WELLS IN
HAMILTON TOWNSHIP OF MCKEAN COUNTY


D & S/WT 5574 WELLS

P. GRAPH THREE: SURROUNDING WELLS BY COMPANY

GRAPH 3
SURROUNDING WELLS BY COMPANY IN
HAMILTON TOWNSHIP OF MCKEAN COUNTY



D & S/WT 5574 WELLS
MSL OIL & GAS WELLS
D & S/WT 5574 WELLS
CATALYST WELLS
D & S/WT 5574 WELLS
HOWARD BROS WELLS
D & S/WT 5574 WELLS
DL RESOURCES WELLS
D & S/WT 5574 WELLS
SNYDER BROS WELLS
D & S/WT 5574 WELLS
SENECA WELLS
D & S/WT 5574 WELLS
STONEHAVEN WELLS
D & S/WT 5574 WELLS
SWEPI WELLS

Q. GRAHP FOUR: SURROUNDING WELL PRODUCTION SPREADSHEET

SPREADSHEET 1
SURROUNDING WELL PRODUCTION

PERMIT	PERMIT DATE	OPERATOR	FARM NAME	SPUD DATE	YEAR REPORTED	BBLS OIL	DAYS	BBLS PER DAY	MCF	DAYS	MCF PER DAY
083-46788	11/12/1996	SNYDER BROS	PIERCE 1	7/28/1997	2007	N/A	N/A		8,355	365	22.89
					2009	327	330	0.99	6,096	330	18.47
					2010	362	360	1.01	5,656	360	15.71
					2011	19	324	0.06	337	324	1.04
					2012	11	366	0.03	349	366	0.95
					2013	9	360	0.03	275	258	1.07
083-47099	2/11/1998	SNYDER BROS	MCKEAN M1 (SEI-6)	3/27/1998	2007	N/A	N/A		4,673	365	12.80
					2009	178	331	0.54	4,593	331	13.88
					2010	180	287	0.63	3,691	287	12.86
					2011	15	218	0.07	249	218	1.14
					2012	16	127	0.13	134	127	1.06
					2013	14	175	0.08	239	175	1.37
083-47679	4/6/2000	CATALYST ENERGY	BRENNAN 4	6/23/2000	2007	1,430	260	5.50	16,433	365	45.02
					2009	94	260	0.36	1,247	365	3.42
					2010	107	260	0.41	2,229	365	6.11
					2011	64	217	0.29	1,568	304	5.16
					2012	23	366	0.06	2,192	366	5.99
083-49041	5/16/2003	CATALYST ENERGY	WARRANT 5575 24	2/16/2004	2007	1,592	365	4.36	116,194	365	318.34
					2010	87	365	0.24	1,096	365	3.00
					2011	52	365	0.14	836	365	2.29
					2012	44	365	0.12	711	365	1.95
083-49823	8/26/2004	CATALYST ENERGY	WARRANT 5575 6	12/16/2004	2007	3,925	365	10.75	18,479	365	50.63
					2010	124	365	0.34	1,402	365	3.84
					2011	74	365	0.20	1,229	365	3.37
					2012	31	366	0.08	765	366	2.09
083-50356	4/21/2005	CATALYST ENERGY	WARRANT 5575 25	11/30/2005	2009	930	365	2.55	12,418	365	34.02
					2010	182	365	0.50	2,269	365	6.22
					2011	128	365	0.35	2,002	365	5.48
					2012	51	366	0.14	1,263	366	3.45
083-50757	9/23/2005	STONEHAVEN ENERGY	ANNABELLE 2nd AS A9	3/30/2006	2007	5,917	365	16.21	3,367	365	9.22
083-50864	10/28/2005	CATATLYST ENERGY	WARRANT 5575 8	11/22/2005	2007	2,392	365	6.55	13,623	365	37.32
					2009	928	365	2.54	12,152	365	33.29
					2010	182	365	0.50	2,269	365	6.22
					2011	128	365	0.35	2,002	365	5.48
					2012	51	366	0.14	1,263	366	3.45
083-51314	5/18/2006	CATATLYST ENERGY	WARRANT 5575 31	2/22/2007	2009	1,708	365	4.68	20,531	365	56.25
					2010	112	365	0.31	2,059	365	5.64
					2011	83	365	0.23	1,760	365	4.82
					2012	42	366	0.11	1,047	366	2.86
083-51717	9/28/2006	STONEHAVEN ENERGY	ANNABELLE 3rd A3 1	3/5/2007	2007	1,810	180	10.06	32,920	180	182.89

GRAPH 4
D & S ENERGY/ WT 5574 WELLS
WITH SURROUNDING PRODUCTION


McKean
HAMILTON TWP

- PERMIT # 083-46788 SNYDER BROS (PIERCE 1)
- PERMIT # 083-47099 SNYDER BROS (MCKEAN M1 SEI 6)
- PERMIT # 083-47679 CATALYST ENERGY (BRENNAN 4)
- PERMIT # 083-49041 CATALYST ENERGY (WARRANT 5575 24)
- PERMIT # 083-49823 CATALYST ENERGY (WARRANT 5575 6)
- PERMIT # 083-50356 CATALYST ENERGY (WARRANT 5575 25)
- PERMIT # 083-50757 STONEHAVEN ENERGY (ANNABELLE 2nd AS A9)
- PERMIT # 083-50864 CATALYST ENERGY (WARRANT 5575 8)
- PERMIT # 083-51717 STONEHAVEN ENERGY (ANNABELLE 3rd A3 1)
- PERMIT # 083-51314 CATALYST ENERGY (WARRANT 5575 31)

- D & S ENERGY/WT 5574 WELLS

R. EXIT STRATEGIES

The exit of the Company will come through one of the three following methods:

- Become publicly listed:
  U.S. OTCQB or OTCQX Listing – Summer / Fall 2015
  Bermuda Stock Exchange Mezzanine Market – Spring / Summer 2015
  Frankfurt or Berlin Stock Exchange Open Market – Spring / Summer 2015
- Move to a regulated within 24-36 months of Listing
  U.S. NASDAQ Market – 2016 or 2017
  Bermuda Stock Exchange Regulated Market – 2016 or 2017
  Frankfurt Stock Exchange Regulate Market – 2016 or 2017
- Acquisition by another Company

S. Summary of Terms

The following is a brief summary of certain terms of the offering described in this offering memorandum. It is not intended to be complete and is qualified by the more detailed information contained elsewhere in this memorandum and in the text of the documents referred to herein.

Investment Size

- Target $5,000,000

Company Structure

- Private early stage Oil & Natural Gas Development Company.
- Nevada Stock Corporation (Formed March of 2012).
- ONE HUNDRED MILLION Shares of Common Stock Authorized, ONE Million Shares of Preferred Stock Authorized
- ONE HUNDRED THOUSAND Shares of Common Stock Issued and Outstanding.
- NO CURRENT Shares of Preferred Stock Issued or Outstanding. FIFTY THOUSAND Shares of Preferred Stock will be Issued and Outstanding at the Completion of this Offering.
- Preferred Stock Holders have no voting rights until Shares are Converted to Common Stock.

Minimum Equity Commitment

- One 9% Convertible Preferred Stock Units.

Dividend Policy

- We have never declared or paid cash dividends on our common stock or preferred equity. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

T. The Offering

The Company is offering a maximum of 50,000 9% Convertible Preferred Stock Units at a price of $100.00 per Unit, with all Units having no par value.

U. Risk Factors

See "RISK FACTORS" section of this Registration for certain factors that could adversely affect an investment in the Securities Offered. Those factors include, but are not limited to unanticipated obstacles to execution of the Business Plan, General Economic Factors, the Management's Inability to Foresee Exuberant Market Downturns and other unforeseen events.

V. Use of Proceeds

Proceeds from the sale of Securities will be used to invest in the development of Oil and Natural Gas Leases in the State of Pennsylvania. See "USE OF PROCEEDS" section.

W. Minimum Offering Proceeds – Escrow of Subscription Proceeds

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $1,000,000. The Company has established an Escrow Account with U.S. Bank, where all investment funds will be deposited until the minimum of $1,000,000 in investment capital is achieved. After the Minimum Offering Proceeds have been reached, all proceeds will be released from the investment account and utilized by the Company. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. All proceeds from the sale of Units after the Minimum Offering Proceeds has been achieved will be delivered directly to the Company.

X. Preferred & Common Stock Units

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Preferred Stock Units of the Company's Preferred stock will be held as follows:

- Company Founders & Current Shareholders 0%
- New Shareholders 100%

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Common Stock Units of the Company's Common Stock will be held as follows:

- Company Founders & Current Shareholders 100%
- New Shareholders 0%

Y. Company Dividend Policy

The Company has never declared or paid any cash dividends on its common stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future to Common Stock Holders.

Z. Company Share Purchase Warrants

The Company has no outstanding warrants for the purchase of shares of the Company's Common Stock. Additionally, the Company has no outstanding warrants for the purchase of the Company's Stock.

AA. Company Stock Options

The Company has not issued any stock options to current and/or past employees or consultants.

BB. Company Convertible Securities

The Company, at the completion of this Offering will have 20,000 9% Convertible Preferred Stock Shares Issued.

- ***Terms of Conversion or Repurchase by the Company:***
  - All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:
    - YEAR 2: (Shareholder Conversion Option)
      - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
      - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
    - YEAR 3: (Shareholder Conversion Option)
      - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
      - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
    - YEAR 4: (Optional Conversion Option)
      - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.

- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- <u>YEAR 5</u>: (Optional & Mandatory Conversion Options)
    - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

The Company has not issued any additional Convertible Securities other than those listed and detailed above.

CC. Stock Option Plan

The Board has not adopted a stock option plan. If a plan is adopted in the future, the plan will administered by the Board of Directors or a committee appointed by the board (the "committee"). The committee will have the authority to modify, extend or renew outstanding options and to authorize the grant of new options in substitution therefore, provided that any such action may not, without the written consent of the optionee, impair any rights under any option previously granted.

DD. Reporting

The Company will be required to furnish you with quarterly un-audited financial reports and an annual audited financial report through a public listing at www.AlternativeSecuritiesMarket.com. Further, the Company will also voluntarily send you both quarterly un-audited financial reports and an annual audited financial report via electronic mail. After the Filing of SEC Form 10 or an SEC S-1 Registration Statement with the United States Securities and Exchange Commission ("SEC"), the Company will be required to file reports with the SEC under 15(d) of the Securities Act. The reports will be filed electronically. The reports required are forms 10-K, 10-Q and 8-K. You may read copies of any materials the Company files with the SEC at www.AlternativeSecuritiesMarket.com, or at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Site that will contain copies of the reports that the Company files electronically. The address for the Internet site is www.sec.gov.

EE. Stock Transfer Agent

The Company will serve as its own registrar and transfer agent with respect the Offering.

FF. Subscription Period

The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 50,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). The Company has set an investment minimum of $1,000,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $1,000,000 will be held in an investment escrow account, and only after $1,000,000 in securities has been sold to investors (Ten Thousand 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

REMAINDER OF PAGE LFEFT BLANK INTENTIONALLY

GG. TERMS AND CONDITIONS

The following is a summary of the certain principal terms of Stock Ownership in Remington Energy Group Corporation

The Company	Remington Energy Group Corporation is a Nevada Stock Corporation.
Company Managers	Biographies of all Managers can be found starting on Page 64 of this Offering.
Minimum Capital Commitment	Each investor will be required to make an investment of a minimum of one 9% Convertible Preferred Stock Units.
The Offering	The Company is seeking capital commitments of $5,000,000 from Investors. The securities being offered hereby consists of up to 50,000 9% Convertible Preferred Stock Units of the Company, priced at $100.00 per Unit subject to the Company's discretion to increase the size of the offering. The purchase price for the stock interests is to be paid in cash as called by the Company.

Conversion Option / Mandatory Conversion

All 9% Convertible Preferred Stock Units must be converted to Company Common Stock, either in the second, third, fourth or fifth year under the following terms and conditions at the Shareholder's Option:

- **Year 2: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 3: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 4: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the

Company has no obligation to purchase the Units.

- **Year 5: (Optional & Mandatory Conversion Option)**

  Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

  Mandatory Conversion: On the last business day of the 5th year of the investment, the Shareholder MUST convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing.

Board of Directors All classes of Preferred Stock shall elect TWO of FIVE seats of the Company's Board of Directors.

Voting Rights Preferred Stock has NO VOTING RIGHTS

Investment Period The investment period will begin upon qualification of this Offering by the United States Securities & Exchange Commission.

Term of the Offering The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 50,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). the Company has set an investment minimum of $1,000,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $1,000,000 will be held in an investment escrow account, and only after $1,000,000 in securities has been sold to investors (Ten Thousand 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

Reports to Investors The Company's Accounting Firm will furnish to the investors after the close of each fiscal year an annual report containing audited financial statements of the Company prepared in accordance with "Generally Accepted Accounting Principles" (GAAP) and a statement setting forth any distributions to the investors for the fiscal year. The Company will also furnish un-audited quarterly statements to investors.

Valuations The Company Managers will, at least once per year, perform an internal valuation of the Company's assets, using accepted valuation techniques, to establish the fair market value of each asset as the end of such year. The fair market value of the assets will be deemed to be the ownership interest in each asset valued at the current capitalization rate for each market. In addition, detailed financial modeling will be performed using "current market assumptions" and discounted cash flow analysis.

Indemnification The Company will indemnify, defend and hold the Company Managers, the members of the Board of Directors harmless from and against any losses, damages, costs that relate to the operations of the Company, unless the Company Manager(s) acted in an unethical manner related to directing investments.

Listings and Admissions to Trading Applications are being prepared and will be made to U.S. OTC Market (OTCQB or OTCQB), the Bermuda Stock Exchange's Mezzanine Market and the Berlin Stock Exchange (though the Company may choose to list on the Frankfurt Stock Exchange instead of the Berlin Stock Exchange) for the Securities to be admitted to the Exchange's Official List and for Trading. Submission for listing is expected in 2015.

ITEM 7. DESCRIPTION OF PROPERTY.

The Company does not own any real estate. The Company currently rents office spaces at 737 James Lane, Suite 7499, Incline Village, Nevada 89450. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

(a) *Directors and Executive Officers.*

A. Directors and Executive Officers. The current officer and director will serve for one year or until his respective successor(s) are elected and qualified. As of August 1st, 2014, all Directors of the Company have new ONE year agreements with the Company. All Company Directors have served since the conversion of Remington Energy Group Corporation from Remington Energy Group, LLC.

Name	Position
Mr. Wes Jonson (Age 60)	***Founder / Chief Executive Officer/ Chairman of the Board***

Mr. Wes W. Johnson grew up in a heavy construction family, frequently moving with the family throughout California and Arizona to various road, bridge and dam job sites. It was very important to his father to keep the family together while traveling to the many job sites, thereby instilling in Mr. Johnson a very family orientated lifestyle.

Mr. Johnson attended high school in Arroyo Grande, California and attended college at Cal Poly, San Luis Obispo, California studying animal science and business. After college, Mr. Johnson entered the family construction business and received his California General Building Contractor's License, later adding a General Engineering Contractor's License. Mr. Johnson built numerous projects in San Luis Obispo and Santa Barbara Counties, including single family homes, multi-family housing projects, commercial retail and industrial properties, schools and medical buildings. The next step was investing in real estate development projects in California and numerous other States.

After a move to Austin, Texas, Mr. Johnson became involved in developing and building Single Family Residents and Multi-Family projects as well as land development and multi-family investments. While in Texas, Mr. Johnson was introduced to the Texas Oil Business through a real estate associate and began investing in oil production and re-work projects. As one point, Mr. Johnson was working on an acquisition of several abandoned wells in Oklahoma when oil prices went down to $12-$15 per barrel. The oil holdings were liquidated.

After a few years of passively observing the oil industry, Mr. Johnson began searching for the right opportunity in the Oil Industry. Two years later, after looking in Texas, Oklahoma, Ohio and Kansas, the oil project in Pennsylvania was presented and deemed to be a great opportunity. The project is in a proven oil field with existing production from several major oil companies and a proven drilling and operating company with whom the Company can partner. Mr. Johnson formed Remington Energy Group Corporation and proceeded to acquire the lease to develop 100+ oil wells in the Northwest part of Pennsylvania.

Mr. Johnson lives with his Wife in Incline Village, Nevada on the shore of beautiful Lake Tahoe. He has a daughter and her family in San Diego, California and a Son and his family residing in Portland, Oregon.

Mr. Johnson's Employment History includes being the Owner, Managing Member and President of the companies listed below:

- Pinnacle Financial Services, LLC — Five Years
- Remington Energy Group Corp — One Year

Mr. Johnson is the founder and CEO of Remington Energy Group Corporation as well as being Chairman of the Board. His experience in negotiating real estate transactions has and will be valuable in negotiating the leases and drilling sites. With Mr. Johnson's experience and oil contacts, the company will greatly benefit in locating the best drilling areas and his construction knowledge will be helpful in locating sites that have great access. Familiarity in all aspects of getting a site ready to drill, running utilities to the site, and actual drilling is brought to the company through Mr. Johnson. Actively managing previous companies will ensure expert leadership for the corporation.

Mr. Donald White (Age 63) ***Advisor / Board of Directors***

Mr. White was born in St. Louis, Missouri and was brought to California when his Father moved to the Antelope Valley to work in the aircraft industry. Don grew up in Palmdale, California where he attended grade school and graduated from Palmdale High School. After graduation Don was employed by the State of California "Department of Water Resources" as a Soils Test Engineer. During this time he worked on the Feather River project- the construction of an aqueduct, from Orville California and culminating in Perris, California.

Due to a budget crisis in the state Don left and returned to college to take preparatory courses prior to working for Lockheed Aircraft on the building of the L-1011 Tri-Star Jumbo Jet and the implementing of manufacturer changes on the Rolls Royce jet engines. It was during this time when he felt the call to duty and enlisted in the United States Marine Corps for a 6 year stint. After graduating at the top of his class in advanced avionics in NAS Memphis, Tennessee, Don was stationed in El Toro, California, where he became an electronic technician working on forward looking, side looking and infrared detection systems for the reconnaissance F-4. For the last 3 years of his tour he transitioned into the test equipment and calibration of all electronics pertaining to both fighter and recon aircraft on both fixed wing and helicopters. All throughout this time he learned the focus and discipline expected of a member of the United States Marines.

Upon being honorably discharged from the USMC, Don went to work as VP and working supervisor for a construction company specializing in development of dental offices . After obtaining his own B1 license from the State of California, Don started his own construction company specializing in the development and construction of medical/dental offices, development and construction of single family homes as well as commercial buildings.

After moving to San Diego, California, Don continued in the building of single family homes as independent contractor for a large remodeling and construction company. He then moved to Alta Loma, California where he became a supervisor for a large property management company, responsible for the construction and rehab of commercial, single family and small to very large multi-family units. These responsibilities took him throughout Southern California, Atlanta, GA, San Antonio, TX and other areas in the Southeastern region of the United States.

After the downturn in the economy Don became semi retired and started consulting on a part time basis with real estate development along with his interest in Oil and Gas Investments.

Currently in Montclair, California, Don owns and operates a custom motorcycle shop building and creating custom bikes in his free time. Mr. White's 3 children are spread throughout the states with his oldest son and his family living in Wyoming, his youngest son and family residing in Arizona and his daughter and her family living in Idaho.

Mr. White's has been with "Donald White Consulting" for five years and with "BMW Investment Group, LLC" for the last year, each of which he is the sole owner and manager. In these positions Mr. White has been involved in soil analysis and construction management, advising land developers and contractors on numerous projects around Riverside, San Bernardino and Los Angeles counties, which will be of value in our future growth. With his experience in negotiating contracts, managing multi-million dollar construction projects, he will be a valuable asset in locating additional oil leases, negotiating the leases and managing the construction, drilling and production crews. Mr. White's experience in other oil and gas investments will assist in our planning and development of our drilling and production projects.

Mr. Brent Johnson (Age 31) ***Advisor / Board of Directors***

Mr. Brent Johnson grew up on the Eastern Side of the Sierra Nevada Mountain Range in California where he attended elementary school and participated in numerous mountain activities, primarily skiing. Mr. Johnson later moved to the West Side of Austin, Texas where he attended high school and assisted in the Family Business which was focused on construction and real estate development.

Mr. Johnson attended College at Sonoma State University located in Northern California's Wine Country, where he received his Bachelor's Degree in Business. During this time Mr. Johnson played on the intercollegiate National Title Winning Lacrosse Team. In his senior year, time was spent with finalizing his studies and traveling to Portland, Oregon to manage the family properties.

After college, Mr. Johnson moved to Portland, Oregon to join the Family Business on a full-time basis, where he was responsible for overseeing the management and rehab of numerous multi-family and commercial retail portfolio of properties, valued in excess of $20,000,000

Mr. Johnson currently works (for the last five years) for the loan servicing firm First Commerce, LLC holding a position as a Senior Loan Portfolio Manager and is responsible for analyzing loan portfolios, servicing individual loans and managing the Company's Portfolio. Mr. Johnson resides in Portland, Oregon with his wife and Son.

Brent Johnson has experience in managing properties and construction projects, in analyzing financial statements of loans, negotiating with borrowers, and managing a pool of assets. Being knowledgeable in these many areas will be a great advantage for the company in negotiating leases and drill sites, in overseeing the drilling projects and production, in analyzing the profitability of our production side of the wells. This in turn helps the company's decision process in deciding on expansion in the most efficient manner.

Mr. Steven J. Muehler (Age 38) ***Advisor***

Mr. Steven J. Muehler is the Founder and Chief Executive Officer for Alternative Securities Markets Group Corporation. A true pioneer in the private equity investments industry, Mr. Muehler has led the Alternative Securities Markets Group Corporation in its growth into a leading global Private Market Place for Equity and Debt Investments.

Mr. Muehler has more than fifteen years in Investment Banking and Corporate Finance, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans, private and public securities offerings, and fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Development, Energy, BioFuels, Mining & Mineral Rights, Oil & Natural Gas, Medical Device and Pharmacy and New Technology.

Prior to founding the Alternative Securities Markets Group Corporation in 2014, Mr. Muehler served four years in the United States Marine Corps before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Riverview Community Bank, WCI Communities, Allied Capital Corporation and Blue Coast Securities Corporation. It was with these companies that Mr. Muehler worked extensively with multinational finance and investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

Mr. Muehler lives in Los Angeles, California with his wife and Two Daughters. Mr. Muehler is also the host of the Radio / HD WebTV and Podcast Show "Steve Muehler, On the Corner of Main Street and Wall Street". More information about Mr. Muehler can be found at: http://www.SteveMuehler.comand at www.AlternativeSecuritiesMarket.com.

B. *Significant Employees.* All Members of Remington Energy Group Corporation as listed above, except for Mr. Muehler, are each considered "*Significant Employees*", and are each "Executive Officers" of the Company. The Company would be materially adversely affected if it were to lose the services of any member of Remington Energy Group listed above as each he has provided significant leadership and direction to the Company.

C. *Family Relationships.* Mr. Wes Johnson, Founder, Chief Executive Officer and Chairman of the Company's Board of Directors is the Father of Mr. Brent Johnson, Advisor and Board of Directors Member.

D. *Involvement in Certain Legal Proceedings.* There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past three years.

E. Legal proceedings. There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 9. EXECUTIVE COMPENSATION.

In September of 2014, the Company adopted a compensation program for Company Management. Accordingly, Management of Remington Energy Group Corporation. will be entitled to receive an annual salary of:

Mr. Wes Jonson, Chief Executive Officer / Board Chairman $72,000

Officer Compensation

The Company does not currently pay any cash fees to any Officer of the Company beyond those listed above.

Directors and Advisors Compensation

The Company does not currently pay any cash fees to any Director or Advisor of the Company or any member or employee of the Company beyond those listed above.

Stock Option Grants

The Company does not currently have any outstanding Stock Options or Grants.

Significant Employees

The Company has no significant employees other than the Company Managers named in this prospectus.

ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Preferred Stock and Common Stock owned of record and beneficially by executive officers, directors and persons who hold **5% or more of the outstanding Common Stock of the Company**. Also included are the shares held by all executive officers and directors as a group.

Name & Address	Amount Owned Prior to Offering	Amount Owned After Offering
Mr. Wes Johnson Chief Executive Officer 737 James Lane, Suite 7499 Incline Village, Nevada 89450	Common Stock: 100,000 Shares (100%) Preferred Stock: No Shares	Common Stock: 95,000 Shares (95%) Preferred Stock: No Shares
Alternative Securities Markets Group Advisor / Shareholder 9107 Wilshire Blvd, Suite 450 Beverly Hills, California 90210	Common Stock: No Shares Preferred Stock: No Shares	Common Stock: 5,000 Shares (5%) Preferred Stock: No Shares

** Mr. Steven J. Muehler is the sole shareholder and Chief Executive Officer of Alternative Securities Markets Group Corporation.

(2) Nominal Ownership

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

Related Party Transactions

Our majority stockholder is Mr. Wes Johnson, the Founder, Chief Executive Officer & Chairman of the Company's Board of Directors. Mr. Johnson currently owns the majority of the issued and outstanding controlling Common Stock Units of Remington Energy Group Corporation. Consequently, this sole shareholder controls the operations of the Company and will have the ability to control all matters submitted to Stockholders for approval, including:

- Election of the board of directors;
- Removal of any directors;
- Amendment of the Company's certificate of incorporation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

Mr. Wes Johnson thus has complete control over the Company's management and affairs. Accordingly, this ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for the Common Stock. This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

The Company has received cash advances to pay outstanding payables due, and payments made directly to the Company's Vendors and Service Providers by the Shareholders listed below are considered debts of the Company currently outstanding, and are due and payable to the shareholders detailed below:

• Mr. Weslie W. Johnson	$495,000.00 USD	Shareholder Loan
• Mr. Weslie W. Johnson	$85,000.00 USD	Accrued Salary

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B.

ITEM 12. SECURITIES BEING OFFERED.

9% Convertible Preferred Stock Units

A maximum of FIFTY THOUSAND 9% Convertible Preferred Stock Units are being offered to the public at $100.00 9% Convertible Preferred Stock Unit. A Minimum of $1,000,000 will need to be received from this Offering for the Company to receive proceeds from the Sale of any Securities of this Offering. A maximum of $5,000,000 will be received from the offering. All Securities being offered by the Company through this offering, and no Securities are being offered by any selling shareholders of the Company. The Company will receive all proceeds from the sale of its Securities after the Company has secured $1,000,000 from the sale of Securities through this Offering. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- YEAR 2: (Shareholder Conversion Option)
  - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

▪ YEAR 3: (Shareholder Conversion Option)

- At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

▪ YEAR 4: (Optional Conversion Option)

- At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

▪ YEAR 5: (Optional & Mandatory Conversion Options)

- *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.

- *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price ***minus 15%*** of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

(a) *Description of Company Common Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 100,000,000 shares of Common stock, $0.001 par value per share (the "Common Stock"). As of October 1st, 2014 – 1,000,000 shares of Common Stock were issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A. No Common Stock is being offered in the Offering Circular.

(b) *Background Information on the Preferred Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 1,000,000 shares of Preferred stock, no par value per share (the "Preferred Stock"). As of October 1st, 2014 – NO Preferred Stock Units were issued and outstanding. Upon the completion of this Offering, FIFTY THOUSAND shares of Preferred Stock will be issued and outstanding.

(c) Other *Debt Securities.* None.

(d) *Other Securities to Be Registered.* None.

Security Holders

As of October 1st, 2014, there were 1,000,000 shares of our Common Stock outstanding, which were held of record by approximately 1 stockholder, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

As of October 1st, 2014, there were NO shares of our Preferred Stock outstanding, which were held of record by approximately 0 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

Indemnification of Directors and Officers:

The Company is incorporated under the laws of Nevada. Nevada General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise.

The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by Nevada's General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

Nevada's General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

FINANCIAL STATEMENTS SECTION

Remington Energy Group Corporation
Pre-Funding Balance Sheet
For the Secon Quarter Ending June 30, 2014

ASSETS			
Current Assets			
Cash		$	197
Accounts Receivable		$	-
Inventory		$	-
Prepaid Expenses		$	-
Shareholder Receivable		$	103,000
Short-Term Investments		$	-
	Total Current Assets	$	103,197
Fixed (Long-Term) Assets			
Long-Term Investments		$	-
Property & Equipment		$	2,400
Intangible Assets		$	-
	Total Fixed Assets	$	2,400
Other Assets			
Deferred Income Tax		$	-
Land Lease Rights		$	490,000
	Total Fixed Assets	$	490,000
TOTAL ASSETS		$	595,597
LIABILITIES & OWNER'S EQUITY			
Current Liabilities			
Accounts Payable		$	-
Accrued Interest		$	51,225
Accrued Salaries & Wages		$	103,000
Current Portion of Long-Term Debt		$	-
Income Taxes Payable		$	-
Short-Term Loans		$	-
Unearned Revenue		$	-
	Total Current Liabilities	$	154,225
Long-Term Liabilities			
Long- Term Debt - S/H Loan		$	495,000
Deferred Income Tax		$	-
	Total Long-Term Liabilities	$	495,000
Owner's Equity			
Owner's Investment		$	16,804
Net Income (Loss)		$	(28,748)
Retained Earnings		$	(24,880)
	Total Owner's Equity	$	(53,628)
Total Liabilities and Owner's Equity		$	595,597

I certifiy this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

See Notes to Financial Statements

Remington Energy Group Corporation
Profit and Loss Statement
For the Second Quarter Ending June 30, 2014

			Adjusted 6/30/2014
INCOME			
Sales		$	-
	TOTAL INCOME	$	-
EXPENSES			
Bank Fees		$	-
Interest Expense		$	25,164
License & Corporation Fees		$	-
Office Supplies		$	-
Office Equipment		$	-
Oil Land & Lease Expense		$	-
Professional Fees			
Accounting		$	-
Legal		$	-
Promotion		$	-
Postage		$	-
Rent		$	1,800
Telephone		$	500
Travel and Entertainment		$	1,164
Website Fees		$	120
	TOTAL EXPENSES	$	28,748
NET LOSS		$	(28,748)

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

NOTE: 1) No income 1st quarter
2) Additional lease acquired in 2014
3) Remington Energy Group Corporation borrowed $245,000 from founder Weslie W Johnson for 2nd oil lease acquisition

See Notes to Financial Statements

Remington Energy Group Corporation
Statement of Cash Flows
For the Second Quarter Ending June 30, 2014

Cash flows from operating activities:		
Net loss	$	(28,748)
Adjustments to reconcile net loss		
by operating activities:		
Changes in assets and liabilities	$	17,416
Prepaid expense	$	-
Accounts payable and accrued expenses	$	-
Net cash provided by operating activities	$	(11,332)
Cash flows from investing activities:	$	-
Net cash used in investing activities	$	-
Cash flows from financing activities:	$	-
Loans from shareholders	$	3,500
Loan repayment to shareholders	$	-
Net cash provided by financing activities		
NET INCREASE IN CASH	$	-
Cash June 30, 2014	$	197

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

See Notes to Financial Statements

Remington Energy Group Corporation
Cash Reconciliation
For the Second Quarter Ending June 30, 2014

BEGINNING CASH	$	771
Shareholder Loan	$	-
Shareholder Contribution	$	3,500
Cash Flow In	$	-
Cash Flow Out	$	(4,074)
ENDING CASH	$	197

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

See Notes to Financial Statements

Remington Energy Group Corporation
Statement of Stockholder's Equity
For the Second Quarter Ending June 30, 2014

Capital Contributions 2014	$	(16,288)
Net Loss (2014)	$	(37,340)
Balance as of June 30, 2014	$	(53,628)

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

NOTE: Weslie W Johnson is the sole shareholder and
owns 100% of the stock

See Notes to Financial Statements

Remington Energy Group Corporation
Notes to the Condensed Financial Statements
Ending June 30th, 2014

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying interim unaudited condensed financial statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In our opinion, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ending June 30th, 2014 are not necessarily indicative of the results that may be expected for the year ending December 31, 2014.

Going Concern

The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred recurring operating losses, had negative operating cash flows and has not generated any significant revenues in the recent fiscal year(s).In addition, the Company has had a deficit accumulated of $598,000 at June 30, 2014. These factors raise substantial concerns about the Company's ability to continue as a going entity beyond 2016 without the needed funds to start the drilling and production program.

The Company's continuation as a going concern is dependent on attaining profitable operations, restructuring its financial obligations, and obtaining additional outside financing. The Company has funded losses from operations primarily from the issuance of debt and the issuance of capital stock. The Company believes that the issuance of debt and the sale of capital stock of the Company will continue to fund operating losses in the short-term until the Company can generate revenues sufficient to funds its operations.

Cash

Currently the Company holds no cash. Historically, cash has been held in checking and savings accounts.

Concentrations of Credit Risk

The Company places its cash with financial institutions deemed by the Company's Management to be of high credit quality. The Federal Deposit Insurance Corporation ("FDIC") provides basic deposit coverage with limits to $250,000 per owner. In addition to basic insurance deposit coverage, the FDIC is providing temporary unlimited coverage for noninterest-bearing transaction accounts. At June 30, 2014, there were no uninsured deposits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions principally relate to the fair value and forfeiture rates of stock based transactions, and long-lived asset depreciation and amortization, and potential impairment.

Basic Net Loss per Share of Common Stock

Basic net loss per common share is based on the weighted average number of shares outstanding during the periods presented. Diluted earnings per share are computed using weighted average number of common shares plus dilutive common share equivalents outstanding during the period. At June 30, 2014 there was no common stock equivalents used in net loss per share.

NOTE 2. PAYABLES TO FOUNDERS AND MANAGEMENT (IF ANY, IF NONE, MODIFY BELOW)

The Company is waiting for Regulation A Qualification by the United States Securities & Exchange Commission to begin capital raising efforts. The Company is seeking to raise $5,000,000 through a Regulation A Pubic Securities Offering. The Company has been funded by its Founders and Management. The Company has current debt obligations of $598,000 to its Founders and Management for loans to the Company for operations:

NOTE 3: DUE TO SHAREHOLDERS

The Company has (or had not) received cash advances to pay outstanding payables and payments made directly to the Company's vendors and service providers. Debts outstanding, and due and payable, to shareholders include:

$495,000	Weslie W Johnson	Shareholder Loan
$103,000	Weslie W Johnson	Accrued Salary

NOTE 4: PREFERRED STOCK:

At June 30, 2014, Preferred Stock consisted of 20,000 shares authorized, and 0 (zero) shares issued and outstanding.

NOTE 5: COMMON STOCK:

At June 30, 2014, Common Stock consisted of 1,000,000 shares authorized, and 100,000 shares issued and outstanding.

NOTE 6: SUBSEQUENT EVENTS:

List or State None

NOTE 7: DELAYING NOTICE:

Company will not be providing Audited Financial Returns until the close of the 2015 business year (December 31, 2015).

Note 8: Income

No income was reported this quarter (April 1, 2014-June 30, 2014). Remington Energy Group Corporation will start receiving income once financing is completed, drilling is started on our oil and gas wells, and start producing oil and gas.

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

Remington Energy Group Corporation
Pre-Funding Balance Sheet
For the First Quarter Ending March 31, 2014

ASSETS			
Current Assets			
Cash		$	771
Accounts Receivable		$	-
Inventory		$	-
Prepaid Expenses		$	-
Shareholder Receivable		$	85,000
Short-Term Investments		$	-
	Total Current Assets	$	85,771
Fixed (Long-Term) Assets			
Long-Term Investments		$	-
Property & Equipment		$	2,400
Intangible Assets		$	-
	Total Fixed Assets	$	2,400
Other Assets			
Deferred Income Tax		$	-
Land Lease Rights		$	490,000
	Total Fixed Assets	$	490,000
TOTAL ASSETS		$	578,171
LIABILITIES & OWNER'S EQUITY			
Current Liabilities			
Accounts Payable		$	-
Accrued Interest		$	37,375
Accrued Salaries & Wages		$	85,000
Current Portion of Long-Term Debt		$	-
Income Taxes Payable		$	-
Short-Term Loans		$	-
Unearned Revenue		$	-
	Total Current Liabilities	$	122,375
Long-Term Liabilities			
Long- Term Debt - S/H Loan		$	495,000
Deferred Income Tax		$	-
	Total Long-Term Liabilities	$	495,000
Owner's Equity			
Owner's Investment		$	16,804
Net Income (Loss)		$	(14,324)
Retained Earnings		$	(24,880)
	Total Owner's Equity	$	(39,204)
Total Liabilities and Owner's Equity		$	578,171

I certifiy this financial statement to be true and accurate

[signature]

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

See Notes to Financial Statements

Remington Energy Group Corporation
Profit and Loss Statement
For the First Quarter Ending March 31, 2014

			3/31/2014
INCOME			
Sales		$	-
	TOTAL INCOME	$	-
EXPENSES			
Bank Fees		$	75
Interest Expense		$	12,375
License & Corporation Fees		$	375
Office Supplies		$	15
Office Equipment		$	-
Oil Land & Lease Expense			
Professional Fees			
Accounting		$	-
Legal		$	-
Promotion		$	-
Postage		$	25
Rent		$	900
Telephone		$	250
Travel and Entertainment		$	264
Website Fees		$	45
	TOTAL EXPENSES	$	14,324
NET LOSS		$	(14,324)

I certifv this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

NOTE: 1) No income 1st quarter
2) Additional lease acquired in 2014
3) Remington Energy Group Corporation borrowed $245,000 from founder Weslie W Johnson for 2nd oil lease acquisition

See Notes to Financial Statements

Remington Energy Group Corporation
Statement of Cash Flows
For the First Quarter Ending March 31, 2014

Cash flows from operating activities:		
Net loss	$	(14,324)
Adjustments to reconcile net loss by operating activities:		
Changes in assets and liabilities	$	12,551
Prepaid expense	$	-
Accounts payable and accrued expenses	$	-
Net cash provided by operating activities	$	(1,773)
Cash flows from investing activities:	$	-
Net cash used in investing activities	$	-
Cash flows from financing activities:	$	-
Loans from shareholders		
Loan repayment to shareholders	$	-
Net cash provided by financing activities		
NET INCREASE IN CASH	$	-
Cash March 31, 2014	$	771

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

See Notes to Financial Statements

Remington Energy Group Corporation
Cash Reconciliation
For the First Quarter Ending March 31, 2014

BEGINNING CASH	$ 220
Shareholder Loan	$ -
Shareholder Contribution	$ 2,500
Cash Flow In	$ -
Cash Flow Out	$ (1,949)
ENDING CASH	$ 771

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

See Notes to Financial Statements

Remington Energy Group Corporation
Statement of Stockholder's Equity
For the First Quarter Ending March 31, 2014

Capital Contributions 2014	$	(24,880)
Net Loss (2014)	$	(14,324)
Balance as of March 31, 2014	$	(39,204)

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

NOTE: Weslie W Johnson is the sole shareholder and
owns 100% of the stock

See Notes to Financial Statements

Remington Energy Group Corporation
Notes to the Condensed Financial Statements
Ending March 31st, 2014

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying interim unaudited condensed financial statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In our opinion, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ending March 31, 2014 are not necessarily indicative of the results that may be expected for the year ending December 31, 2014.

Going Concern

The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred recurring operating losses, had negative operating cash flows and has not generated any significant revenues in the recent fiscal year(s).In addition, the Company has had a deficit accumulated of $580,000 at March, 2014. These factors raise substantial concerns about the Company's ability to continue as a going entity beyond 2016 without the needed funds to start the drilling and production program.

The Company's continuation as a going concern is dependent on attaining profitable operations, restructuring its financial obligations, and obtaining additional outside financing. The Company has funded losses from operations primarily from the issuance of debt and the issuance of capital stock. The Company believes that the issuance of debt and the sale of capital stock of the Company will continue to fund operating losses in the short-term until the Company can generate revenues sufficient to funds its operations.

Cash

Currently the Company holds no cash. Historically, cash has been held in checking and savings accounts.

Shareholder Salary

Any salaries/wages earned from the Company will be deferred until the Company generates income to pay such salaries/wages. These salaries/wages will incur an interest of 10% until paid.

Concentrations of Credit Risk

The Company places its cash with financial institutions deemed by the Company's Management to be of high credit quality. The Federal Deposit Insurance Corporation ("FDIC") provides basic deposit coverage with limits to $250,000 per owner. In addition to basic insurance deposit coverage, the FDIC is providing temporary unlimited coverage for noninterest-bearing transaction accounts. At March 31, 2014, there were no uninsured deposits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions principally relate to the fair value and forfeiture rates of stock based transactions, and long-lived asset depreciation and amortization, and potential impairment.

Basic Net Loss per Share of Common Stock

Basic net loss per common share is based on the weighted average number of shares outstanding during the periods presented. Diluted earnings per share are computed using weighted average number of common shares plus dilutive common share equivalents outstanding during the period. At June 30, 2014 there was no common stock equivalents used in net loss per share.

NOTE 2. PAYABLES TO FOUNDERS AND MANAGEMENT (IF ANY, IF NONE, MODIFY BELOW)

The Company is waiting for Regulation A Qualification by the United States Securities & Exchange Commission to begin capital raising efforts. The Company is seeking to raise $5,000,000 through a Regulation A Pubic Securities Offering. The Company has been funded by its Founders and Management. The Company has current debt obligations of $580,000 to its Founders and Management for loans to the Company for operations:

NOTE 3: DUE TO SHAREHOLDERS

The Company has (or had not) received cash advances to pay outstanding payables and payments made directly to the Company's vendors and service providers. Debts outstanding, and due and payable, to shareholders include:

$495,000	Weslie W Johnson	Shareholder Loan
$ 85,000	Weslie W Johnson	Accrued Salary

NOTE 4: PREFERRED STOCK:

At March 31, 2014, Preferred Stock consisted of: 20,000 shares authorized, and 0 (zero) shares issued and outstanding.

NOTE 5: COMMON STOCK:

At March 31, 2014, Common Stock consisted of: 1,000,000 shares authorized, and 100,000 shares issued and outstanding.

NOTE 6: SUBSEQUENT EVENTS:

List or State None

NOTE 7: DELAYING NOTICE:

Company will not be providing Audited Financial Returns until the close of the 2015 business year (December 31, 2015).

Note 8: Income

No income was reported this quarter (January 1, 2014-March 31, 2014). Remington Energy Group Corporation will start receiving income once financing is completed, drilling is started on our oil and gas wells, and start producing oil and gas.

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

Remington Energy Group Corporation
Pre-Funding Balance Sheet
For the Year Ended December 31, 2013

ASSETS			
Current Assets			
Cash		$	220
Accounts Receivable		$	-
Inventory		$	-
Prepaid Expenses		$	-
Shareholder Receivable		$	73,000
Short-Term Investments		$	-
	Total Current Assets	$	73,220
Fixed (Long-Term) Assets			
Long-Term Investments		$	-
Property & Equipment		$	2,400
	Total Fixed Assets	$	2,400
Other Assets			
Deferred Income Tax		$	-
Land Lease Rights/Drilling Rights		$	490,000
	Total Fixed Assets	$	490,000
TOTAL ASSETS		$	565,620
LIABILITIES & OWNER'S EQUITY			
Current Liabilities			
Accounts Payable		$	-
Accrued Interest		$	25,000
Accrued Salaries & Wages		$	73,000
Current Portion of Long-Term Debt		$	-
Income Taxes Payable		$	-
Short-Term Loans		$	-
Unearned Revenue		$	-
	Total Current Liabilities	$	98,000
Long-Term Liabilities			
Long- Term Debt - S/H Loan		$	495,000
Deferred Income Tax		$	-
	Total Long-Term Liabilities	$	495,000
Owner's Equity			
Owner's Investment		$	-
Net Income (Loss)		$	(37,340)
Retained Earnings		$	9,960
	Total Owner's Equity	$	(27,380)
Total Liabilites and Owner's Equity		$	565,620

I certifiy this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

See Notes to Financial Statements

Remington Energy Group Corporation
Profit and Loss Statement
For the Year Ended December 31, 2013

			12/31/2013
INCOME			
Sales		$	-
	TOTAL INCOME	$	-
EXPENSES			
Alternative Securities Markets Group		$	2,750
Bank Fees		$	300
Interest Expense		$	25,000
License & Corporation Fees		$	925
Office Equipment		$	80
Office Supplies		$	84
Oil Land & Lease Expense		$	-
Postage		$	25
Professional Fees		$	-
Accounting		$	800
Legal		$	1,200
Promotion		$	21
Rent		$	2,400
Telephone		$	970
Travel and Entertainment		$	1,285
Website Fees		$	1,500
	TOTAL EXPENSES	$	37,340
NET LOSS		$	(37,340)

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

NOTE: 1) Remington Energy Group LLC was converted to a C Corporation in 2013
2) No income in 2013
3) Initial lease aquired in 2013
4) Remington Enegy Group borrowed $250,000 from founder Weslie W Johnson for acquisition of oil land lease

See Notes to Financial Statements

Remington Energy Group Corporation
Statement of Cash Flows
For the Year Ended December 31, 2013

Cash flows from operating activities:		
Net loss	$	(27,380)
Adjustments to reconcile net loss by operating activities:		
Changes in assets and liabilities	$	538,160
Prepaid expense	$	-
Accounts payable and accrued expenses	$	-
Net cash provided by operating activities	$	510,780
Cash flows from investing activities:	$	-
Net cash used in investing activities	$	490,000
Cash flows from financing activities:		
Contributions from shareholders	$	16,804
Loans from shareholders	$	495,000
Loan repayment to shareholders	$	-
Net cash provided by financing activities	$	511,804
NET INCREASE IN CASH	$	1,024
Cash December 31, 2013	$	220

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

See Notes to Financial Statements

Remington Energy Group Corporation
Cash Reconciliation
For the Year Ended December 31, 2013

BEGINNING CASH	$	60
Shareholder Loan	$	495,000
Shareholder Contribution	$	7,500
Cash Flow In	$	-
Cash Flow Out	$	(502,340)
ENDING CASH	$	220

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

See Notes to Financial Statements

Remington Energy Group Corporation
Statement of Stockholder's Equity
For the Year Ended December 31, 2013

Capital Balance January 1, 2013	$	6,844
Capital Contributions 2013	$	(16,804)
Total Contributions	$	(9,960)
Net Loss (2013)	$	(37,340)
Balance as of December 31, 2013	$	(27,380)

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

NOTE: Weslie W Johnson is the sole shareholder and owns 100% of the stock

See Notes to Financial Statements

Remington Energy Group Corporation
Notes to the Condensed Financial Statements
Ending December 31, 2013

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying interim unaudited condensed financial statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In our opinion, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ending December 31, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013.

We will be using the successful efforts method to account for our oil and gas properties, land lease and drilling rights. We will capitalize only the expenses associated with successfully locating new oil and natural gas resources. For unsuccessful (or "dry hole") results, the associated operating costs are immediately charged against revenue for that period.

Going Concern

The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred recurring operating losses, had negative operating cash flows and has not generated any significant revenues in the recent fiscal year(s). In addition, the Company has had a deficit accumulated of $568,000 at December 31, 2013. These factors raise substantial concerns about the Company's ability to continue as a going entity beyond 2016 without the needed funds to start the drilling and production program.

The Company's continuation as a going concern is dependent on attaining profitable operations, restructuring its financial obligations, and obtaining additional outside financing. The Company has funded losses from operations primarily from the issuance of debt and the issuance of capital stock. The Company believes that the issuance of debt and the sale of capital stock of the Company will continue to fund operating losses in the short-term until the Company can generate revenues sufficient to funds its operations.

Cash

Currently the Company holds no cash. Historically, cash has been held in checking and savings accounts.

Additional Capitalization

During the period of January 1, 2013 to December 31, 2013, Weslie W Johnson capitalized the Company with an additional $10,000.

Conversion to C-Corp

On September 4, 2013 Remington Energy Group LLC was converted to a C-Corp to achieve additional funding.

Income Taxes

With the conversion to a C-Corp the Company is now a stand alone entity and will be taxed accordingly.

Shareholder Salaries

Any salaries/wages earned from the Company will be deferred until the Company generates income to pay such salaries/wages. These salaries/wages will incur an interest of 10% until paid.

Concentrations of Credit Risk

The Company places its cash with financial institutions deemed by the Company's Management to be of high credit quality. The Federal Deposit Insurance Corporation ("FDIC") provides basic deposit coverage with limits to $250,000 per owner. In addition to basic insurance deposit coverage, the FDIC is providing temporary unlimited coverage for noninterest-bearing transaction accounts. At December 31, 2013, there were no uninsured deposits

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions principally relate to the fair value and forfeiture rates of stock based transactions, and long-lived asset depreciation and amortization, and potential impairment.

Basic Net Loss per Share of Common Stock

Basic net loss per common share is based on the weighted average number of shares outstanding during the periods presented. Diluted earnings per share are computed using weighted average number of common shares plus dilutive common share equivalents outstanding during the period. At December 31, 2013 there was no common stock equivalents used in net loss per share.

NOTE 2. PAYABLES TO FOUNDERS AND MANAGEMENT (IF ANY, IF NONE, MODIFY BELOW)

The Company is waiting for Regulation A Qualification by the United States Securities & Exchange Commission to begin capital raising efforts. The Company is seeking to raise $5,000,000 through a Regulation A Pubic Securities Offering. The Company has been funded by its Founders and Management. The Company has current debt obligations of$568,000 to its Founders and Management for loans to the Company for operations:

NOTE 3: DUE TO SHAREHOLDERS

The Company has (or had not) received cash advances to pay outstanding payables and payments made directly to the Company's vendors and service providers. Debts outstanding, and due and payable, to shareholders include:

$495,000 Weslie W Johnson Shareholder Loan
$ 73,000 Weslie W Johnson Accrued Salary

NOTE 4: PREFERRED STOCK:

At December 31, 2013, Preferred Stock consisted of 20,000 shares authorized, and 0 (zero) shares issued and outstanding.

NOTE 5: COMMON STOCK:

At December 31, Common Stock consisted of 1,000,000 shares authorized, and 100,000 shares issued and outstanding.

NOTE 6: SUBSEQUENT EVENTS:

None

Remington Energy Group Corporation
Notes to the Condensed Financial Statements
Ending December 31, 2013

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying interim unaudited condensed financial statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In our opinion, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ending December 31, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013

We will be using the successful efforts method to account for our oil and gas properties, land lease and drilling rights. We will capitalize only the expenses associated with successfully locating new oil and natural gas resources. For unsuccessful (or "dry hole") results, the associated operating costs are immediately charged against revenue for that period.

Going Concern

The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred recurring operating losses, had negative operating cash flows and has not generated any significant revenues in the recent fiscal year(s) In addition, the Company has had a deficit accumulated of $568,000 at December 31, 2013. These factors raise substantial concerns about the Company's ability to continue as a going entity beyond 2016 without the needed funds to start the drilling and production program

The Company's continuation as a going concern is dependent on attaining profitable operations, restructuring its financial obligations, and obtaining additional outside financing. The Company has funded losses from operations primarily from the issuance of debt and the issuance of capital stock. The Company believes that the issuance of debt and the sale of capital stock of the Company will continue to fund operating losses in the short-term until the Company can generate revenues sufficient to funds its operations.

Cash

Currently the Company holds no cash. Historically, cash has been held in checking and savings accounts.

Additional Capitalization

During the period of January 1, 2013 to December 31, 2013, Weslie W Johnson capitalized the Company with an additional $10,000.

Conversion to C-Corp

On September 4, 2013 Remington Energy Group LLC was converted to a C-Corp to achieve additional funding.

Income Taxes

With the conversion to a C-Corp the Company is now a stand alone entity and will be taxed accordingly.

Shareholder Salaries

Any salaries/wages earned from the Company will be deferred until the Company generates income to pay such salaries/wages. These salaries/wages will incur an interest of 10% until paid.

Concentrations of Credit Risk

REMINGTON ENERGY GROUP LLC
PRE-FUNDING BALANCE SHEET
DECEMBER 31, 2012

ASSETS			
Current Assets			
Cash		$	60
Accounts Receivable		$	-
Inventory		$	-
Prepaid Expenses		$	-
Partner Receivable		$	25,000
Short-Term Investments		$	-
	Total Current Assets	$	25,060
Fixed (Long-Term) Assets			
Long-Term Investments		$	-
Property & Equipment		$	2,400
	Total Fixed Assets	$	2,400
Other Assets			
Deferred Income Tax		$	-
Land Lease Rights		$	-
	Total Other Assets		
TOTAL ASSETS		$	27,460
LIABILITIES & OWNER'S EQUITY			
Current Liabilities			
Accounts Payable		$	-
Accrued Interest		$	-
Accrued Salaries & Wages		$	25,000
Current Portion of Long-Term Debt		$	-
Income Taxes Payable		$	-
Short-Term Loans		$	-
Unearned Revenue		$	-
	Total Current Liabilities	$	25,000
Long-Term Liabilities			
Long- Term Debt		$	-
Deferred Income Tax		$	-
	Total Long-Term Liabilities	$	-
Owner's Equity			
Owner's Investment		$	-
Net Income (Loss)		$	(4,140)
Partners Capital		$	6,600
	Total Owner's Equity	$	2,460
Total Liabilites and Owner's Equity		$	27,460

I certifiy this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

See Notes to Financial Statements

REMINGTON ENERGY GROUP LLC
PROFIT LOSS STATEMENT
FOR THE PERIOD OF INCEPTION (March 27, 2012) TO DECEMBER 31, 2012

			12/31/2012
INCOME			
Sales		$	-
	TOTAL INCOME	$	-
EXPENSES			
Bank Fees		$	-
License & Corporation Fees		$	400
Office Equipment			
Office Supplies		$	120
Oil Land & Lease Expense		$	-
Postage		$	-
Professional Fees			
Accounting		$	-
Legal		$	500
Promotion		$	-
Rent		$	-
Telephone		$	800
Travel and Entertainment		$	2,320
Website Fees		$	-
	TOTAL EXPENSES	$	4,140
NET INCOME (LOSS)		$	(4,140)

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

NOTE: 1) Remington Energy Group LLC was formed on March 27, 2012
2) No income 2012

See Notes to Financial Statements

Remington Energy Group LLC
STATEMENT OF CASH FLOWS
For the period of March 27, 2012 (inception) through December 31, 2012

Cash flows from operating activities:		
Net loss	$	(4,140)
Adjustments to reconcile net loss to net cash provided by operating activities:	$	(29,860)
Changes in assets and liabilities	$	27,460
Prepaid expense	$	-
Accounts payable and accrued expenses	$	-
Net cash provided by operating activities	$	(6,540)
Cash flows from investing activities:	$	-
Net cash used in investing activities	$	-
Cash flows from financing activities:		
Contributions from members	$	6,600
Loans from members	$	-
Loan repayment to members	$	-
Net cash provided by financing activities	$	-
NET INCREASE IN CASH	$	60
Cash December 31, 2012	$	60

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

See Notes to Financial Statements

Remington Energy Group LLC
Cash Reconciliation
For the Year Ended December 31, 2012

BEGINNING CASH		
Partner Capital Contribution	$	6,600
Cash Flow In	$	-
Cash Flow Out	$	(6,540)
ENDING CASH	$	60

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

See Notes to Financial Statements

Remington Energy Group LLC
STATEMENT OF MEMBER'S EQUITY
For the period of March 27, 2012 (inception) through December 31, 2012

Capital Contributions	$	6,600
Net Loss	$	(4,140)
Balance as of December 31, 2012	$	2,460

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

NOTE: Weslie W Johnson is the sole Member and
owns 100% of the LLC

See Notes to Financial Statements

REMINGTON ENERGY GROUP LLC
NOTES TO FINANCIAL STATEMENTS
For The Period of Inception (March 27, 2012) To December 31, 2012

NOTE 1: ORGANIZATION

Remington Energy Group LLC, a Nevada Limited Liability Company, (the Company) was formed on March 27, 2012. The purpose of the Company is to acquire oil and gas leases, drill for oil and gas, invest in oil and gas explorations and invest in energy related business activities.

Weslie W Johnson is the sole member, 100% owner of the company and owns all of the membership shares.

The original checking account for Remington Energy Group LLC was opened with an initial deposit of $300 and for the period of March 27, 2012 to December 31, 2012, Wes Johnson, the sole member, capitalized the company with $6,600.

Allocations of profits and losses, and cash distributions are made in accordance with the Company's Limited Liability Operating Agreement (The Agreement). The Company shall exist in perpetuity unless it is dissolved and terminated in accordance with provisions of the agreement.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Income Taxes

The Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and reported by its owners on their respective income tax returns. The Company's federal tax status as a pass-through entity is based on its legal status as a limited liability company. Accordingly, the Company is not required to take any positions in order to qualify as a pass-through entity. The Company is required to file tax returns with the Internal Revenue Service and other taxing authorities. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Member Salaries

Any salaries/wages earned from the Company will be deferred until the Company generates income to pay such salaries/wages. These wages will incur an interest of 10% until paid.

Income

There has been no income for the period of March 27, 2012 to December 31, 2012

I certify this financial statement to be true and accurate

Name: Weslie W Johnson
Title: CEO
Date: September 25, 2014

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Remington Energy Group Corporation.

By: Its Chief Executive Officer

By: ____________________________________
Name: Mr. Wes Johnson
Title: Chief Executive Officer and Sole Shareholder

By: Its Advisor (preparer of this Registration Statement)

By: ____________________________________
Name: Mr. Steven J. Muehler
Title: Advisor

Signature Certificate

Document Reference: EDLAD3JB62HLZMXJFAZZSP

RightSignature
Easy Online Document Signing



WesRemingtonEnergyGroup.com
Party ID: 27VY34JFX23EIPH9RGEMYR
IP Address: 66.215.141.6
VERIFIED EMAIL: wes@remingtonenergygroup.com

Electronic Signature:



Multi-Factor
Digital Fingerprint Checksum e4756cfa6c95ea8c7226867989305fb1131ea8ef



Alternative Securities Markets Group
Party ID: JZCZB8IYLKKYJ6V4IYA546
IP Address: 76.91.17.17
VERIFIED EMAIL: legal@asmmarketsgroup.com

Electronic Signature:



Multi-Factor
Digital Fingerprint Checksum 1e307e8cd95c66b0786cfa9429a122593cbe3332

Timestamp	Audit
2014-10-07 11:44:15 -0700	All parties have signed document. Signed copies sent to: WesRemingtonEnergyGroup.com and Alternative Securities Markets Group.
2014-10-07 11:44:14 -0700	Document signed by WesRemingtonEnergyGroup.com (wes@remingtonenergygroup.com) with drawn signature. - 66.215.141.6
2014-10-07 11:42:09 -0700	Document viewed by WesRemingtonEnergyGroup.com (wes@remingtonenergygroup.com). - 66.215.141.6
2014-10-07 11:38:06 -0700	Document signed by Alternative Securities Markets Group (legal@asmmarketsgroup.com) with drawn signature. - 76.91.17.17
2014-10-07 11:37:45 -0700	Document viewed by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17
2014-10-07 11:37:44 -0700	Document created by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17

This signature page provides a record of the online activity executing this contract.

PART III – EXHIBITS

• EXHIBIT A : SUBSCRIPTION AGREEMENT	7 PAGES
• EXHIBIT B: Articles of Formation (LLC)	Previously Submitted
• EXHIBIT C: Articles of Conversion	Previously Submitted
• EXHIBIT D: Lease	Previously Submitted
• EXHIBIT E: Lease Opinion	Previously Submitted
• EXHIBIT F: Geological Report Release	Previously Submitted
• EXHIBIT G: Drilling & Operating Agreement	Previously Submitted
• EXHIBIT H: Investor Suitability Questionnaire	39 PAGES
• EXHIBIT I: ASMG Listing Agreement	12 PAGES
• EXHIBIT J: Alternative Securities Market Company Page	4 PAGES
• EXHIBIT K: STEVEMUEHLER.COM Company Mention	2 PAGES
• EXHIBIT J: Company Bylaws	12 Pages
• EXHIBIT K: ASMG FINRA Interim CrowdFunding Portal Registration	12 Pages

Remington Energy Group Corporation

C/O: Alternative Securities Markets Group

4050 Glencoe Avenue

Marina Del Rey, California 90292

LEGAL@ALTERNATIVESECURITIESMARKET.COM

Company Direct: (775) 671-3065

SUBSCRIPTION AGREEMENT

9% Convertible Preferred Stock Units 1 to 50,000

Subject to the terms and conditions of the shares of 9% Preferred Convertible Preferred Stock Units (the "Convertible Preferred Stock") described in the Remington Energy Group Corporation Offering Circular dated October 7th, 2014 (the "Offering"), I hereby subscribe to purchase the number of shares of 9% Convertible Preferred Stock set forth below for a purchase price of $100.00 per share. Enclosed with this subscription agreement is my check (Online "E-Check" or Traditional Papery Check) or money order made payable to "Remington Energy Group Corporation" evidencing $100.00 for each share of Convertible Preferred Stock Subscribed, subject to a minimum of ONE 9% Preferred Convertible Preferred Stock Unit ($100.00).

I understand that my subscription is conditioned upon acceptance by Remington Energy Group Corporation Company Managers and subject to additional conditions described in the Offering Circular. I further understand that Remington Energy Group Corporation Company Managers, in their sole discretion, may reject my subscription in whole or in part and may, without notice, allot to me a fewer number of shares of 9% Convertible Preferred Stock that I have subscribed for. In the event the Offering is terminated, all subscription proceeds will be returned with such interest as may have been earned thereon.

I understand that when this subscription agreement is executed and delivered, it is irrevocable and binding to me. I further understand and agree that my right to purchase shares of 9% Convertible Preferred Stock offered by the Company may be assigned or transferred to any third party without the express written consent of the Company.

I further certify, under penalties of perjury, that: (1) the taxpayer identification number shown on the signature page of this Offering Circular is my correct identification number; (2) I am not subject to backup withholding under the Internal Revenue Code because (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. citizen or other U.S. person (as defined in the instructions to Form W-9).

SUBSCRIPTION AGREEMENT (the "Agreement") with the undersigned Purchaser for _____________ 9% Convertible Preferred Stock Units of Remington Energy Group Corporation, with no par value per share, at a purchase price **of $100.00 (ONE HUNDRED DOLLARS AND ZERO CENTS) per share** (aggregate purchase price: $___________________).

Made _________________________________, by and between Remington Energy Group Corporation, a Nevada Stock Corporation (the "Company"), and the Purchaser whose signature appears below on the signature line of this Agreement (the "Purchaser").

W I T N E S E T H:

WHEREAS, the Company is offering for sale up to FIFTY THOUSAND 9% Convertible Preferred Stock Units (the "Shares") (such offering being referred to as the "Offering").

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

1 **Purchase and Sale**. Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Shares indicated above at the price so indicated.

2. **Method of Subscription**. The Purchaser is requested to complete and execute this agreement online *or* to print, execute and deliver two copies of this Agreement to the Company, at **Remington Energy Group Corporation, C/O: Alternative Securities Markets Group Corporation, 4050 Glencoe Avenue, Marina Del Rey, California 90292**, payable by check to the order of **Remington Energy Group Corporation** in the amount of the aggregate purchase price of the Shares subscribed (the "Funds"). The Company reserves the right in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Shares.

3 **Subscription and Purchase**. The Offering will begin on the effective date of the Offering Statement and continue until the Company has sold all of the Shares offered hereby or on such earlier date as the Company may close or terminate the Offering.

Any subscription for Shares received will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Shares being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Shares not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Shares purchased will be released to the Company. If any such subscription is rejected by the Company, the Company will promptly return, without interest, the Funds submitted with such subscription to the subscriber.

4 **Representations, Warranties and Covenants of the Purchaser**. The Purchaser represents, warrants and agrees as follows:

(a) Prior to making the decision to enter into this Agreement and invest in the Shares subscribed, the Purchaser has received and read the Offering Statement. On the basis of the foregoing, the Purchaser acknowledges that the Purchaser processes sufficient information to understand the merits and risks associated with the investment in the Shares subscribed. The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Shares subscribed.

(b) The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Shares subscribed and the Purchaser believes that the Purchaser's prior investment experience and knowledge of investments in low-priced securities ("penny stocks") enables the Purchaser to make an informal decision with respect to an investment in the Shares subscribed.

(c) The Shares subscribed are being acquired for the Purchaser's own account and for the purposes of investment and not with a view to, or for the sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any such Shares.

(d) The Purchaser's overall commitment to investments is not disproportionate to his/her net worth, and his/her investment in the Shares subscribed will not cause such overall commitment to become excessive.

(e) The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Shares subscribed.

(f) With respects to the tax aspects of the investment, the Purchaser will rely upon the advice of the Purchaser's own tax advisors.

(g) The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(h) The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(i) The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last age of this Agreement.

5 **<u>Company Convertible Securities:</u>** All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- <u>YEAR 2</u>: (Shareholder Conversion Option)
  - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60

days. Fractional interests will be paid to the shareholder by the Company in cash.

- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 3: (Shareholder Conversion Option)
  - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 4: (Optional Conversion Option)
  - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the

Shares plus any accrued interest, though the Company has no obligation to purchase the units.

- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

▪ <u>YEAR 5</u>: (Optional & Mandatory Conversion Options)

- *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

6 **<u>Notices.</u>** All notices, request, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

(a) If to any holder of any of the Shares, addressed to such holder at the holder's last address appearing on the books of the Company, or

(b) If to the Company, addressed to the **Remington Energy Group Corporation, 737 James Lane, Suite 7499, Incline Village, Nevada 89450**, or such other address as the Company may specify by written notice to the Purchaser, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered personally, or, if sent by mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of United States' mail, addressed and postage prepaid as aforesaid.

6. **Severability**. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

7. **Parties in Interest.** This Agreement shall be binding upon and inure to the benefits of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any rights or benefits hereunder.

8. **Choice of Law.** This Agreement is made under the laws of the State of Nevada, and for all purposes shall be governed by and construed in accordance with the laws of that State, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

9 **Headings.** Sections and paragraph heading used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

10. **Execution in Counterparts.** This Agreement may be executed an any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

11. **Survival of Representations and Warranties.** The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Shares and payment therefore.

12. THE PARTIES HERBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATON BASED HEREIN, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER DOCUMENTS CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY.

13. In Connection with any litigation, mediation, arbitration, special proceeding or other proceeding arising out of this Agreement, the prevailing party shall be entitled to recover its litigation-related costs and reasonable attorneys' fees through and including any appeals and post-judgment proceedings.

14. In no event shall any party be liable for any incidental, consequential, punitive or special damages by reason of its breach of this Agreement. The liability, if any, of the Company and its Managers, Directors, Officers, Employees, Agents, Representatives, and Employees to the undersigned under this Agreement for claims, costs, damages, and expenses of any nature for which they are or may be legally liable, whether arising in negligence or other tort, contract, or otherwise, shall not exceed, in the aggregate the undersigned's investment amount.

12. **Additional Information.** The Purchaser realizes that the Shares are offered hereby pursuant to exemptions from registration provided by Regulation A and the Securities Act of 1933. The Shares are being offered ONLY TO RESIDENTS OF THE STATES OF:

- To be completed through NASAA Coordinate Review, Submission, Qualification and Registration

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

Remington Energy Group Corporation

By: ____
Mr. Wes Johnson, Chief Executive Officer

PURCHASER:

____
Signature of Purchaser

____
Alternative Securities Market Investment Account Number

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

www.AlternativeSecuritiesMarket.com

NEW INVESTOR QUESTIONNAIRE AND AGREEMENT

(United States Citizen)

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

TABLE OF CONTENTS FOR THIS QUESTIONNAIRE AND AGREEMENT

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

NEW INVESTOR QUESTIONNAIRE (*Individual Investors*):

PART ONE:

Thank you for singing up as an Individual Investor with Alternative Securities Markets Group and www.AlternativeSecuritiesMarket.com. In order to provide you Investment Access to Issuers raising capital, we need to ask you a few questions. This will determine which companies you will have access to, as well as auto-populate this information into the subscription agreement of an investment when you are ready to Invest. Please complete the questions on page ONE, check the Box(es) that apply on pages 2-5 and electronically sign the last page of this Agreement.

Name: ______________________________

Spouse Name (if applicable): ______________________________

Address: ______________________________

Address Line 2 (if applicable): ______________________________

City: ______________________________

State or Province: ______________________________

Postal Code / Zip Code: ______________________________

Country: ______________________________

Best Phone Number: ______________________________

Alternate Phone Number (not required): ______________________________

Email Address: ______________________________

Check One (cont.):

(__) I made $200,000 or more in the last two years and expect to make at least $200,000 this year.

(__) My household income was $300,000 or more in the last two years and it is expected to be at least $300,000 this year.

(__) I have a net worth either on my own or jointly with my spouse of $1,000,000 or more excluding my home.

(__) None of the above.

PART TWO:

Investor Suitability Questionnaire:

1. ***Income Tax Bracket:***
   (__) 15% or less

   (__) 15-27%

   (__) 28% or more

2. ***When do you expect to need the funds from your Investments:***
   (__) Less than one year

   (__) 1-3 years

   (__) 3-5 years

   (__) 6-10 years

   (__) 11+ years

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

3. ***Net Worth (excluding your home):***
   (__) $1 to $5,000

   (__) $5,001 to $10,000

   (__) $10,001 to $50,000

   (__) $50,000 to $100,000

   (__) $100,001 to $500,000

   (__) $500,001 to $999,999

   (__) $1,000,000 to $5,000,000

   (__) Greater than $5M

4. ***Annual Income:***
   (__) Less than $15,000

   (__) $15,001 to $25,000

   (__) $25,001 to $50,000

   (__) $50,001 to $100,000

   (__) $100,001 to $150,000

   (__) $150,000 to $199,000

   (__) $200,000 to $300,000

   (__) More than $300,000

5. ***Household Income:***
(__) Less than $15K

(__) $15,001 to $25,000

(__) $25,001 to $50,000

(__) $50,001 to $100,000

(__) $100,001 to $150,000

(__) $150,001 to $199,999

(__) $200,000 to $300,000

(__) More than $300,000

6. ***Past Private Equity or Private Debt Investments:***
(__) None

(__) One Investment

(__) 2-5 Investments

(__) Six or Move Investments

7. ***Employment Status:***
(__) Student

(__) Self-Employed

(__) Employed in Same Field Less than Five Years

(__) Employed in Same Field Five Years or More

(__) Retired

(__) Unemployed

8. ***Education:***
(__) None

(__) GED

(__) High School

(__) College 2 Year

(__) College 4 Year

(__) Masters/PHD

9. ***Annual Expenses:***
(__) $50,000 or Less

(__) $50,001 to $100,000

(__) $100,001 to $250,000

(__) $250,001 to $500,000

(__) Over $500,000

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

10. Liquid Net Worth:

(__) $1 to $5,000

(__) $5,001 to $10,000

(__) $10,001 to $50,000

(__) $50,001 to $100,000

(__) $100,001 to $500,000

(__) $500,001 to $999,999

(__) $1,000,000 to $5,000,000

(__) Greater than $5,000,000

11. Marital Status:

(__) Single

(__) Married

(__) Domestic Partner

(__) Divorced

(__) Widowed

12. Number of Dependents:

(__) One

(__) Two to Three

(__) Four to Five

(__) Greater than Five

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

13. ***Are you or any of your immediate family employed by or associated with the Securities Industry?***

    (__) YES

    (__) NO

14. ***Are you an officer, director or 10% (or more) shareholder in a publicly-owned company?***

    (__) YES

    (__) NO

15. ***Notify me of new investments as they are added to: (www.AlternativeSecuritiesMarket.com).***

    (__) YES

    (__) NO

In the next 1-24 hours we will review your questionnaire. As part of the approval process, an Operations Managers with Alternative Securities Markets Group may contact you to discuss the risks associated with investing in the securities offered by issuers on the Alternative Securities Market, and to answer any questions you may have about the Alternative Securities Market.

Once you are approved, we will email your Investor Designation and a link to your Private Online Alternative Securities Markets Group's Investment Account.

*** The Accuracy of your application is extremely important to us. In order that we may make a fair judgment on your financial background, the information you submit may be subject to verification.*

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

User Agreement for Alternative Securities Markets Group

Effective October 10th, 2014

Welcome to ***the Alternative Securities Market!*** This user agreement (this "Agreement") is a contract between you and **Alternative Securities Markets Group Corporation** and governs all transactions between you and **Alternative Securities Markets Group Corporation**, as well as your use of **Alternative Securities Markets Group Corporations's** Services (the "Services"). Before you complete your registration with **the Alternative Securities Market**, you must read and accept all of the terms and conditions in, and linked to, this Agreement, including the Privacy Policy.

1. **Alternative Securities Markets Group and your account.**

About Alternative Securities Markets Group:

- Alternative Securities Markets Group manages an electronic website at that allows you to make investments in small business, including start-ups. Issuers list securities at www.AlternativeSecuritiesMarket.com, and we enable you to place order for these securities, facilitate payment for them, and help you track your investment history. Your payments for securities will be deposited into a third-party escrow account for subsequent disbursement to the issuer of the securities, or deposited directly into the issuer's account, in accordance with the terms of the offering. **Alternative Securities Markets Group Corporatin does not hold funds or securities on the issuers or your behalf.**

- **About your Alternative Securities Markets Group Account:** When you register at www.AlternativeSecuritiesMarket.com, you create an account that allows you to interact with the website and the use of the Services. By creating this account, you represent that you are either: (i) an individual and wish to place orders on your own behalf; or (ii) an individual authorized to place orders on behalf of a corporation or other entity.

- **Eligibility:** To be eligible to use the Services, you must be 18 years old. Not all investment products and services referenced on www.AlternativeSecuritiesMarket.com are intended for every investor. Example, Regulation S Securities are only for non-residents of the United States and CA1001 Securities are only for Qualified Investors that are residents of the State of California. You agree to review the section "Types of Securities Offered on www.AlternativeSecuritiesMarket.com", and that you agree that you have all requisite authority to enter into and use the Services contemplated by this agreement. **This website will not be considered a solicitation for or offering of any security, investment product or service to any person in any jurisdiction where such solicitation or offering would be illegal.**

- **Your Information:** You agree that the information you provide during the www.AlternativeSecuritiesMarket.com process is current, accurate, truthful and complete, and you will regularly update this information to maintain its completeness and accuracy. You are responsible for maintaining the confidentiality of any account information that you use to access any feature on www.AlternativeSecuritiesMarket.com, and also for logging off of your account and any protected areas of www.AlternativeSecuritiesMarket.com. Further, you are fully responsible for all activities occurring under your account that result from your failure to use or maintain appropriate security measures. If you become aware of any suspicious or unauthorized conduct concerning your account, you agree to contact LEGAL@ASMMARKETSGROUP.COM immediately. We will not be liable for any loss or damage arising from your failure to promptly notify us of such conduct.

- **Verification:** United States Federal Law requires financial institutions to obtain, verify and record information that identifies persons, entities or corporations seeking to open accounts with Alternative Securities Markets Group. You agree to provide Alternative Securities Markets Group with all required information or documentation that permits Alternative Securities Markets Group to verify your identity. Any required information you provide to Alternative Securities Markets Group may be subject to verification, including through the sharing of such information with third parties for this purpose. Your account may be rejected, restricted or closed if Alternative Securities Markets Group cannot verify required information.

- **Privacy:** To create your Alternative Securities Markets Group Account at www.AlternativeSecuritiesMarket.com, we may ask for certain information that allows us to comply with certain rules and regulations related to, among other things, suitability of investments and anti-money laundering. For a complete description of how we use and protect your personal information, see our Privacy Policy section of this agreement and at www.AlternativeSecuritiesMarket.com.

- **Closing Your Account:** You may ask Alternative Securities Markets Group to close your account by emailing LEGAL@ASMMARKETSGROUP.COM. Once your account is closed, your purchase confirmations remain available on the site for 60 days, and we will mail all required tax forms to the address on your account when they become available.

- **U.S. Economic Sanctions:** You represent that you, or the organization for which you are acting as an authorized person, have not been designated by the United States Department of Treasury's Office of Foreign Assets Control ("OFAC") as a Specially Designated National or Blocked Person, you have no reason to believe that you would be considered a Blocked Person by OFAC, and you do not reside in a restricted country. You also represent that, to the best of your knowledge, you are not employed by or acting as an agent of any government, government-controlled entity or Government Corporation restricted under OFAC. You understand that if your application violates OFAC guidelines, your account may be declined or restricted from certain activity.

- ***Alternative Securities Markets Group's Relationship with Issuers:*** Alternative Securities Markets Group is a Joint Venture and Minority Equity Shareholder of all Companies listed on www.AlternativeSecuritiesMarket.com, and Alternative Securities Markets Group has entered into agreements with issuers on www.AlternativeSecuritiesMarket.com to list Direct Public Offerings and select Private Placements of their securities on www.AlternativeSecuritiesMarket.com. We are NOT authorized to accept your order to purchase these securities as members of each of these companies, ONLY to transmit these orders to the issuers, and facilitate the execution of the Company's payment instructions. Alternative Securities Markets Group receives "NO" financial compensation from issuers for directing your order to the issuer, but we do receive financial compensation for certain administrative costs associated with the management of the Offering, generally in the form of stock in the Company. The details of this compensation are available in the offering memorandum for each security. **Your funds will flow into a third-party escrow account for payment to the issuer, or**

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directly to the issuer's escrow holding account, in accordance with the terms of the offering. Alternative Securities Markets Group is not party to the funds. Security ownership is transferred to you directly from the issuer. **Alternative Securities Markets Group does not hold securities.** The terms and features of the securities available on www.AlternativeSecuritiesMarket.com are at the discretion and control of the issuers and will be stated in the offering memorandum for each security. We will make the offering memorandum for each security available to qualified investors on a password-protected section of www.AlternativeSecuritiesMarket.com. It is your responsibility to review and understand the information in the offering memorandum before placing an order for securities.

2. Investment Services

- **No Advice**: Alternative Securities Markets Group does not provide legal, tax, estate-planning or investment advice regarding the suitability, profitability or appropriateness of any security. We are required by law to ascertain your suitability for an investment based on your personalized input, but you are responsible for determining whether any investment or suitable for you based on your legal investment objectives and personal and financial situation. You should consult an attorney or tax professional regarding your specific legal or tax situation.

- **Nondisclosure of Material, Nonpublic Information:** In connection with the Services it provides, Alternative Securities Markets Group may come into possession of confidential, non-public information. We are prohibited from improperly disclosing or using this information for our own benefit or for the benefit of any other person. We maintain policies and procedures designed to prohibit the communication of this information to persons who do not have the legitimate need to know the information, to meet our obligations to issuers, and to remain in compliance with applicable law. You understand and agree that, in certain circumstances, we may have information that, if disclosed, might affect your decision to buy a security, but that we will be prohibited from communicating to you or using for your benefit.

- **Facilitating Your Payments:** Opening an account and browsing www.AlternativeSecuritiesMarket.com are services offered to you free of charge. www.AlternativeSecuritiesMarket.com is your access point to Alternative Securities Markets Group's Market Listed Companies and allows you to order a security from the issuer and facilitates your purchase of that security using one of our permitted payment methods. Alternative Securities Markets Group is not a party to the flow of funds to the issuer.

- **Transaction Amounts and Limitations:** Alternative Securities Markets Group, along with each of its issuers, reserves the right to deny an investment transaction or to place a limit on the dollar amount of a transaction for any reason, including, for example, if you fail suitability for a particular security or for activity that Alternative Securities Markets Group or the issuer, in their sole discretion, believes to be suspicious on your account. If Alternative Securities Markets Group, or an issuer, limits an investment, you can request a review and an exception on a case-by-case basis with the ISSUER. Alternative Securities Markets Group imposes minimum and maximum transaction amounts for each investment and may change those minimum and maximum amounts from time to time.

- **Applicable Rules and Regulations:** All transactions in your account will be subject to Alternative Securities Markets Group's internal rules and policies and, where applicable, to FINRA rules and regulations; the provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934; the rules and regulations of the SEC, the Board of Governors of the Federal Reserve System, and any applicable self-regulatory organizations; and other federal and state laws and regulations. In no event will Alternative Securities Markets Group be obliged to effect any transaction it believes would violate any International, Federal or State law, rule, or regulation, or the rules or regulations of any regulatory or self-regulatory body.

3. Electronic Signatures and Delivery of Documents

- **Electronic Signatures:** By completing a Alternative Securities Markets Group account application online at www.AlternativeSecuritiesMarket.com, you give your valid consent to this Agreement and all other documents governing your relationship with Alternative Securities Markets Group. The use of an electronic version of the account documents fully satisfies any requirement that they be provided to you in writing, and the electronic version of this Agreement is considered to be the true, complete and enforceable record of our Agreement, admissible in judicial or administrative proceedings to the same extent as if the documents were originally generated and maintained in printed form. You are solely responsible for reviewing and understanding all the terms and conditions of these documents, and you accept as reasonable and proper notice, for the purpose of any laws, rules and regulations, notice by electronic means. You may access and retain a record of the documents you electronically sign through www.AlternativeSecuritiesMarket.com.

- **Electronic Delivery of Documents:** You agree that Alternative Securities Markets Group will provide you with an electronic copy of all documents and communications related to your account, for example, transaction confirmations, account statements and tax-reporting documentation. When documents related to your Alternative Securities Markets Group account at www.AlternativeSecuritiesMarket.com are available, we will send a notice to the email address you have provided, and you will be able to view the documents at any time by visiting www.AlternativeSecuritiesMarket.com and signing into your account.

  At any time during the term of this Agreement, you may direct Alternative Securities Markets Group to send all future communications to you in non-electronic form, by sending written notice to us in accordance with Section 16 of this Agreement. You understand and agree that we shall treat any such notice as a withdrawal of your consent to receive communications by electronic delivery and as a request by you to close your account subject to the conditions set forth in Section 1.4.

4. User Restrictions

- **Restricted Activities:** In connection with your use of www.AlternativeSecuritiesMarket.com, or Alternative Securities Markets Group Services, or in the course of your interactions with Alternative Securities Markets Group, you agree that you will not:

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- Breach this Agreement or any other agreement that you have entered into with Alternative Securities Markets Group.
- Violate any law, statute, ordinance, or regulation
- Infringe Alternative Securities Markets Group's or any third party's copyright, patent, trademark, trade secret or other intellectual property rights, or rights of publicity or privacy.
- Act in a manner that is defamatory, trade libelous, unlawfully threatening or unlawfully harassing.
- Post comments that are false, inaccurate, misleading, defamatory, or contain libelous content.
- Post comments containing personal information, including without limitations, telephone numbers, street addresses, and last names.
- Provide false, inaccurate or misleading information.
- Pay for your transactions with fraudulent funds or with what we reasonably believe to be potentially fraudulent funds.
- Refuse to cooperate in any investigation or provide confirmation of your identity or any information you provide to us.
- Use an anonymizing proxy.
- Control an account that is linked to another account that has engaged in any of these restricted activities. We may use evidence other addresses, common business names, phone numbers and mailing addresses.
- Use the services in a manner that results in or may result in complaints, disputes, claims, fees, fines, penalties and other liability to Alternative Securities Markets Group or you.

- **Access and Interference:** Much of the information on www.AlternativeSecuritiesMarket.com is updated on a real-time basis and is proprietary or is licensed to Alternative Securities Markets Group by third parties. www.AlternativeSecuritiesMarket.com contains robot exclusion headers. You agree that you will not:

    - Use any robot, spider, scraper or other automated means to access www.AlternativeSecuritiesMarket.com for any purpose without our express written permission.
    - Attempt to obtain unauthorized access to any features of www.AlternativeSecuritiesMarket.com, or to any other protected materials or information, through any means not intentionally made available to you by Alternative Securities Markets Group.
    - Take any action that may impose (in our sole judgment) any unreasonable or disproportionately large load on our infrastructure.
    - Copy, reproduce, modify, create derivative works from, distribute, or publicly display any content from www.AlternativeSecuritiesMarket.com without the prior expressed written permission of Alternative Securities Markets Group and the appropriate third party, as applicable.
    - Interfere or attempt to interfere with the proper working of the website or any activities conducted on www.AlternativeSecuritiesMarket.com
    - Facilitate any viruses, Trojan horses, worms or other computer programming routines that may damage, detrimentally interfere with, or surreptitiously intercept or expropriate any system, data or information.

- Use any device, software or routine to bypass our robot exclusion headers or other measures we may use to prevent or restrict access to www.AlternativeSecuritiesMarket.com
- Take any action that may cause Alternative Securities Markets Group to lose any of the services from our internet service providers, payment processors, or other suppliers.

5. **Your Liability and Actions We May Take**

- **Your Liability:** You are responsible for all claims, fees, fines, penalties and other liability incurred by Alternative Securities Markets Group or any third party caused by or arising out of your breach of this Agreement or your use of the Services. You agree to reimburse Alternative Securities Markets Group for all such liabilities.

- **Actions We May Take:** If you engaged in any restricted activities, we may take various actions to protect Alternative Securities Markets Group from claims, fees, fines, penalties and any other liability. The actions we may take include but are not limited to the following:

  i. We may close, suspend, or place restrictions on your Alternative Securities Markets Group account at www.AlternativeSecuritiesMarket.com.
  ii. We may update inaccurate information you provided to us.
  iii. We may remove user comments that do not comply with section 4.1 above.
  iv. We may refuse to provide the Services to you in the future.
  v. We may take legal action against you.

  Whether we decide to take any of the above steps, remove content, or refuse to provide Services, we do not monitor, and you agree we will not be subject to liability for monitoring www.AlternativeSecuritiesMarket.com.

- **Account Suspensions or Restriction:** Alternative Securities Markets Group, in its sole discretion, reserves the right to terminate this Agreement or access to www.AlternativeSecuritiesMarket.com or the Services. We also reserve the right to suspend or place restrictions on your account for any reason and at any time upon notice to you. Account restrictions may include a limitation on the dollar amount of transactions we will accept from your account. If your account is suspended, you will be unable to invest and we will not issue any payment to you. If we suspend or place restrictions on your account, we will provide you with notice and opportunity to request reconsideration, if appropriate.

6. **Contact Alternative Securities Markets Group:**

- If you have any questions or comments about this Agreement, your account at www.AlternativeSecuritiesMarket.com or Alternative Securities Markets Group's practices, you may contact us at:

  Alternative Securities Markets Group Corporation
  4050 Glencoe Avenue
  Marina Del Rey, California 90292

Phone: (213) 407-4386
Legal@AlternativeSecuritiesMarket.com

7. Canceling or Disputing a Transaction

- ***Alternative Securities Markets Group is not authorized to issue refunds directly to the investor.*** We reserve the right to suspend a user's Alternative Securities Markets Group account at www.AlternativeSecuritiesMarket.com if a transaction is canceled or disputed. Alternative Securities Markets Group is not responsible for any errors that may arise in the transmission of your order to the issuer. You may call Alternative Securities Markets Group at (213) 407-4386 or Email Alternative Securities Markets Group at LEGAL@ALTERNATIVESECURITIESMARKET.COM to request cancellation of a transaction, or, if you believe a transaction on your account was unauthorized, to dispute a transaction. Refunding the transaction is ultimately at the discretion of the escrow agent (for funds being held in escrow) or the issuer. If the issuer allows redemption, funds will be returned and the security issuance canceled based on the terms and time-frames indicated in the offering memorandum. To dispute a transaction, you may also file with the escrow agent used to consummate the transaction and receive funds directly from the agent (if an escrow agent was used), in which case you will be required to return the related securities to the escrow agent for cancellation.

8. Disputes with Alternative Securities Markets Group

- **Effect of Arbitration Agreement:** This Agreement *contains a pre-dispute arbitration* agreement. By entering into the arbitration agreement the parties agree as follows:
  - All parties to this Agreement are giving up the right to sue each other in court, including the right to a trial by jury, except as provided by the rules of the arbitration forum in which a claim is filed.
  - Arbitration awards are generally final and binding; a party's ability to have a court reverse or modify an arbitration award is very limited.
  - The ability of the parties to obtain documents, witness statements and other discovery is generally more limited in arbitration than in court proceedings.
  - The arbitrators do not have to explain the reasons for their award.
  - The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the Securities industry.
  - The rules of some arbitration forums may impose time limits for brining a claim in arbitration. In some cases, a claim that is ineligible for arbitration may be brought in court.
  - The rules of the arbitration forum in which the claim is filed, as amended from time to time, are hereby incorporated by reference into this Agreement.
- **Arbitration Agreement:** All controversies that may arise between (including but not limited to controversies concerning any account, order or transaction, or the continuation, performance, interpretation or breach of this or any other agreement between us, whether entered into or arising before, on or after the date this account is opened) shall be determined by arbitration in accordance with the rules then prevailing of FINRA or the U.S. Securities & Exchange Commission. You make this arbitration agreement on behalf of (i) yourself and your heirs, administrators, representatives, executors, successors,

assigns; or (ii) the corporation or other entity for which you are acting as an authorized person; and with all other persons claiming a legal or beneficial interest in your account. You understand that judgment upon any arbitration award may be entered in any court of competent jurisdiction. No person shall bring a putative or certified class action, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class action who has not opted out of the class with respect to any claims encompassed by the putative class action until (i) the class certification is denied; (ii) the class is decertified; or (iii) the customer is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Agreement except to the extent stated herein.

- **Arbitration Hearings:** Any arbitration hearing will be held in the State of California unless otherwise agreed between you and Alternative Securities Markets Group or unless the rules of the organization administering the arbitration (i.e., the U.S. Securities & Exchange Commission) require another hearing location. You agree to the personal jurisdiction of the Courts of the State of California to interpret and enforce these arbitration provisions described in the Agreement. All arbitration will be held in English Language, unless otherwise agreed to by parties.

9. Limitations of Liability

- In no event shall Alternative Securities Markets Group Agents, Employees, Affiliates or Suppliers be liable for lost profits or any special, incidental or consequential damages arising out of or in connection with www.AlternativeSecuritiesMarket.com or the Services Agreement (however arising, including negligence). In States that do not allow the exclusion or limitation of incidental or consequential damages, the above limitation or exclusion may not apply to you. Our liability, and the liability of our Agents, Employees, Affiliates and Suppliers, to you or any third parties in any circumstance is limited to the actual amount of direct damages.

10. No Warranty

- **General**: Alternative Securities Markets Group and our Agents, Employees, Affiliates and Suppliers provide the Services "as is" and without any warranty or condition, express, implied or statutory. Alternative Securities Markets Group and our Agents, Employees, Affiliates and Suppliers disclaim any implied warranties of title, merchantability, fitness for a particular purpose and non-infringement. Alternative Securities Markets Group does not guarantee continuous, uninterrupted or secure access to our Services, and operation of our website may be interfered with by numerous factors outside of our control. In States that do not allow the disclaimer of implied warranties, the disclaimers in this Section may not apply to you. This Section gives you specific legal rights and you may also have other legal rights that vary from State to State.

- **Third Party Data:** To the fullest extent permitted under applicable law, Alternative Securities Markets Group makes no representation or warranty, express or implied, with respect to any third party data provided to Alternative Securities Markets Group or its transmission, timeliness, accuracy or completeness, including but not limited to implied warranties or warranties of merchantability or fitness for a particular purpose. Alternative Securities Markets Group will not be liable in any way to you or to any other person for any inaccuracy, error or delay in or omission of any third party data or the transmission or delivery of any such third party data and any loss or damage arising from (i) any such inaccuracy, error, delay or omission, (ii) third-party non-performance, or (iii) interruption in any such third party data due either to any negligent act or omission by Alternative Securities Markets Group of "force majeure" or any other cause beyond reasonable control of Alternative Securities Markets Group.

- **Processing of Payments:** Alternative Securities Markets Group will make reasonable efforts to ensure that requests for electronic debits and credits involving bank accounts are processed in a timely manners by the issuer, but Alternative Securities Markets Group makes no representations or warranties regarding the amount of time needed to complete processing because our Services and dependent upon many factors outside of our control, such as delays in the banking system.

11. Indemnification

- You agree to defend, indemnify and hold Alternative Securities Markets Group and its Officers, Directors, Agents and Employees harmless from any claim or demand (including attorneys' fees) made or incurred by any third party due to or arising out of your breach of this Agreement and/or your use of the Services.

12. Intellectual Property

- "Alternative Securities Market" is a trademark of Alternative Securities Markets Group. All page headers, logos, graphics and icons are protected to the extent allowed under applicable laws. All other designated trademarks and brands are the property of their respective owners. You may not copy, imitate or use any of Alternative Securities Markets Group's intellectual property without its prior written consent.

- **Reporting Intellectual Property Infringement:** Alternative Securities Markets Group respects the intellectual property of others. You may not post content that infringes on the rights of third parties, including but not limited to intellectual property rights such as copyright, trademark and right of publicity. We reserve the right to remove content where we have grounds to suspect a violation of these terms, our policies and any party's rights. If you believe your rights have been violated, please notify us by contacting the Legal Department of Alternative Securities Markets Group by writing us at: Alternative Securities Markets Group, 4050 Glencoe Avenue, Marina Del Rey, California 90292.

  Please provide the following in any notice of alleged infringement:

  - Identification of the material on www.AlternativeSecuritiesMarket.com that you claim is infringing, with enough detail so that we can locate it on the website (e.g., provide link and description);
  - Identification of the rights (or works if relevant) claimed to have been infringed;

- A statement by you that you have a good faith belief that the disputed use is not authorized by the rights owner, its agent or the law;
- A statement by you declaring under penalty of perjury that (a) the above information in your notice is accurate, and (b) you are the rights owner or you are authorized to act on behalf of the rights owner;
- Your address, telephone number and email address; and
- Your physical or electronic signature

13. Assignment

- You may not transfer or assign any rights or obligations that you have under this Agreement without Alternative Securities Markets Group's prior written consent. Alternative Securities Markets Group reserves the right to transfer or assign this Agreement or any right or obligation under this Agreement at any time.

14. Governing Law

- This Agreement shall be governed in all respects by the Laws of the State of California, without regard to conflict of law provisions. Except as otherwise agreed by the parties, you agree that any claim or dispute you may have against Alternative Securities Markets Group must be resolved by arbitration in the State of California.

15. Severability and Waiver

- If any provision of this Agreement is held to be invalid or unenforceable, such provision and the remaining provisions shall be enforced. In our sole discretion, we may assign this Agreement in accordance with the Legal Notices Section. Headings are for reference purposes only and do not limit the scope or extent of such section. Our failure to act with respect to a breach by you or others does not waive our right to act with respect to subsequent or similar breaches. We do not guarantee we will take action against all breaches of this Agreement.

16. Legal Notices

- Alternative Securities Markets Group may provide notice to you by emailing it to the address listed in your account. Notice shall be considered to be received by you within 24 hours of the time it is emailed to you unless we receive notice that the email was not delivered. Except as otherwise stated, notice to Alternative Securities Markets Group must be sent by postal mail to: Alternative Securities Markets Group, 4050 Glencoe Avenue, Marina Del Rey, California 90292.

17. Changes to the Agreement

- We may change this Agreement from time to time, and when we do we will post the amended terms on our website at www.AlternativeSecuritiesMarket.com and notify you

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by email of the material changes. Amended terms will take effect immediately for new users, and 30 days after they are posted for existing users. This Agreement may not otherwise be amended except in writing signed by you and us.

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Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
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Privacy Policy:

The website www.AlternativeSecuritiesMarket.com and the services available on it (collectively, we'll refer to these as the "Alternative Securities Markets Group Services") are provided to you by Alternative Securities Markets Group Corporation ("Alternative Securities Markets Group", "we" or "us"). As we provide you (or the organization for which you are representing) with the Alternative Securities Markets Group services, we collect some personal information. This privacy policy tells you how Alternative Securities Markets Group uses and works to protect your information.

By using Alternative Securities Markets Group's www.AlternativeSecuritiesMarket.com, you agree to the terms and conditions of the User Agreement, including Privacy Policy, and you consent to our privacy practices. This includes the use and disclosure of any personal information you have shared with us and its transfer and storage on our servers in the United States, as described below.

Collection:
When you register for the www.AlternativeSecuritiesMarket.com services and apply for an account, we may collect information about you, including:

- Information that you provide to us to set up a User Account for your and identify you on the Site, including Username, Password and secret questions and answers.
- Contact information, including first and last name, phone number, fax number, email address and mailing address.
- Payment information, including email address, bank account number and routing number.
- Profile information, including your investment preferences and other information you may provide us that allows us to customize your www.AlternativeSecuritiesMarket.com experience.
- Other information we are required by law to collect form you, or from our consumer reporting agencies, to process securities-related transactions, to assess the suitability of various investments, and to comply with tax laws and anti-money laundering laws. This includes Social Security Number, Date of Birth, Gender, Country of Citizenship, Liquid Assets, Net Worth, Education, Occupation, Employment Status, Employer Contact Information, Annual Income, Investment Objectives and Suitability Profile.

We may obtain information about you when you interact on www.AlternativeSecuritiesMarket.com, for example, your transaction history, information about your contacts with Customer Service, and your responses to promotions or special offers.

We may collect some information automatically from your computer while you browse our website, such as where you go on the site and what you do there. We collect our Internet Protocol (IP) address, computer and connection information, browser type and version, operating system, Internet Service Provider (ISP), time stamps, banner ads you click, the URLs you come from and go to next, and a cookie number.

We may also obtain information about you through other sources such as credit agencies, affiliates and business partners.

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Use:
We use the information we collect to:

- Operate the www.AlternativeSecuritiesMarket.com site.
- Verify your identity and contact information.
- Provide your with information and services you request.
- Set up your trading account, issue an account number and a secure password, maintain your portfolio and trading activity, and contact you with account information.
- Customize your experience on the www.AlternativeSecuritiesMarket.com site.
- Communicate with you about your transactions, service updates and other administrative issues.
- Send you targeted marketing and promotional offers, based on your communications preferences.
- Measure and improve www.AlternativeSecuritiesMarket.com and its services.
- Resolve disputes, address complaints and troubleshoot technical problems.
- Analyze site and user behavior and prepare aggregated reports.
- Comply with applicable laws and regulations.

Sharing and Disclosure:
The cornerstone of this Privacy Policy is our commitment to keep your personal information confidential. Alternative Securities Markets Group does not sell, license, lease or otherwise disclose your personal information to any third party for purposes of marketing by the third party or for any reason, except as described below. To provide our products and services, we may disclose your information to the following parties:

Issuers: we may share your information with our participating issuers. They will use information only as necessary to complete your transactions and to include collected information needed to register you as a shareholder of the issuer and issue the shares that you have purchased.

Alternative Securities Markets Group Affiliates: We may share information with present or future affiliates, including our subsidiaries, joint ventures or other companies under common control, where it may be used to provide joint services or for such purposes as internal statistics, strategic decision-making, customer reviews, identifying customer trends, customer verification, fraud prevention and security. You may limit our affiliates from marketing their products or services to you based on personal information that we collect about you and share with them. This information may include your name, email address, mailing address, age, employment status, general account and demographic information and account history with us. To limit affiliate marketing offers, contact us by email at LEGAL@ALTERNATIVESECURITIESMARKET.COM to change your account preferences.

Service Providers: We may share information with service providers under contract who help with our business operations and internal functions, for example, verifying our users, processing accounts, order fulfillment, client service, client satisfaction surveys or other data collection activities relevant to our business, maintaining the www.AlternativeSecuritiesMarket.com site, and providing related services, such as electronic funds transfers and wires. Our service providers are required to protect personal information in a manner similar to the way we protect personal information and to only use it for the services they provide to us.

Legal and Other Disclosure: We may disclose information when permitted by law or under the good-faith belief that such disclosure is necessary under applicable law, to comply with legal process served on Alternative Securities Markets Group; to protect the property interests of Alternative Securities Markets

Group, www.AlternativeSecuritiesMarket.com, Alternative Securities Markets Group Agents and Alternative Securities Markets Group Employees; or to protect personal safety or the safety of the public.

Assets: As our business evolves, Alternative Securities Markets Group may sell, transfer or otherwise share some of its assets in connection with a merger, reorganization or sale of assets, or in the event of bankruptcy. In such an event, personal information may be one of the assets transferred.

If we propose to share information in a manner not covered in this Privacy Policy, we will notify you of this change by posting an addendum on our site, a notice in the "Announcement" Section of the Site, and if appropriate, provide you an opportunity to opt out of such use.

Email Communications:
Choice/Opt-Out. Because we do not share your personal information with non-affiliated parties for marketing purposes, there is no need for you to opt out of such uses. At any time, you have the ability to opt out of receiving marketing communications from Alternative Securities Markets Group or Alternative Securities Markets Group.com, but you may not opt out of administrative emails (for example, electronic delivery of financial information, or emails about your transactions or our policy changes) while you are a registered user of www.AlternativeSecuritiesMarket.com. In such cases, you can opt out by simply emailing LEGAL@ALTERNATIVESECURITIESMARKET.COM stating you would like to cancel your registration with www.AlternativeSecuritiesMarket.com.

Email Tools: If you send emails to a recipient through www.AlternativeSecuritiesMarket.com, they will receive your email and any personal message you include. We use the email address you provide to send your requested communication and for no other purpose. We may be required by law to retain these emails; they are NOT private communications. You may not use our email tools to send spam or content that violates the User Agreement.

Anti-Spam Policy: Alternative Securities Markets Group does not tolerate Spam. We do not send emails to anyone without permission, and we do not sell or rent email addresses to any unauthorized third party. This does not mean that we can prevent spam from happening on the Internet. If you believe that you have received an unsolicited email from us, please contact LEGAL@ALTERNATIVESECURITIESMARKET.COM and we will immediately investigate.

Cookies and Web Beacons:
Alternative Securities Markets Group, www.AlternativeSecuritiesMarket.com, Alternative Securities Markets Group Service Providers, and other members of our corporate family who provide use with joint services, will sometimes place anonymous cookies or web beacons on your computer when you visit www.AlternativeSecuritiesMarket.com. We use these cookies and web beacons to recognize returning users, provide relevant content, measure traffic and activity on the site, monitor and improve our services and protect against fraud. You can block cookies by changing the settings on your browser (consult your browser help menu to find out how), but doing so may prevent us from delivering certain services to you. Your browser must be set to accept cookies in order to access www.AlternativeSecuritiesMarket.com as a registered user.

Accessing, Reviewing and Changing Your Personal Information:
We urge you to review your information regularly to ensure that it is correct and complete. As a registered user, you can review and change your personal information by accessing your account and Profile Page. You may not be able to change some account information online. If you are unable to make the desired

changes, you can contact us at LEGAL@ALTERNATIVESECURITIESMARKET.COM for further assistance. Although we will require you to revalidate your personal information periodically, you should promptly update your personal information if it changes or becomes inaccurate.

You can request that we close your www.AlternativeSecuritiesMarket.com account by emailing us at LEGAL@ALTERNATIVESECURITIESMARKET.COM. After we close your account, we may retain some information to comply with law, prevent fraud, assist with investigators, resolve disputes, analyze or troubleshoot programs, enforce our User Agreement and take actions otherwise permitted by law. If your account or membership is terminated or suspended, we may retain some information to prevent re-registration.

Security:
We view protection of your privacy as a very important principle. We store and process your information on computers located in the United States that are protected by physical as well as technological security devices. We have implemented physical, electronic and procedural safeguards that are designed to protect the security of your information in compliance with applicable United States Federal and State Regulations. These include advanced firewall and password protection for our databases, physical access controls to our buildings and files, and restricted access to your personal information to employees that need to know that information to operate, develop or improve our services.

We have invested in leading-edge security software, systems and procedures to offer you a safe and secure investing platform and protect your personal, financial and investment information. While no security system is absolutely impenetrable, we will continually monitor the effectiveness of our security system and refine and upgrade our security technology as new tools become available.

Links to Other Sites:
www.AlternativeSecuritiesMarket.com may contain links to other websites. We are not responsible for the privacy practices or the content of these sites. If you have concerns about how another website collect and uses information about you, make sure to read that site's own Privacy Policy.

General:
We may change this policy from time to time, and we will post the amended terms on www.AlternativeSecuritiesMarket.com and notify you by email of the changes. Amended terms will take effect immediately for new users, and 30 days after they are posted for existing users. You should review this Privacy Policy periodically to remain informed of any changes. You agree to accept posting of a revised Privacy Policy electronically on www.AlternativeSecuritiesMarket.com as an actual notice to you.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

INVESTOR REGISTRATION AGREEMENT:

This Investor Registration Agreement ("Agreement") is made and entered into between you and Alternative Securities Markets Group Corporation ("Alternative Securities Markets Group", "we" or "us"). This Agreement will govern all transactions whereby you subscribe for and purchase equity or debt securities ("Shares"), from time to time, through the facilities of the Alternative Securities Markets Group website www.AlternativeSecuritiesMarket.com. Before you complete this Agreement, you must read and accept all terms and conditions in, and linked to, this Agreement, including the Alternative Securities Markets Group User Agreement governing use of the Alternative Securities Markets Group website www.AlternativeSecuritiesMarket.com and the Alternative Securities Markets Group Privacy Policy. Before you can invest, you must also properly complete the Investor Questionnaire.

1. **Offering of Shares:** Shares will be offered and sold through the Alternative Securities Markets Group website www.AlternativeSecuritiesMarket.com pursuant to individual private offerings ("Offerings") by the respective issuers of such Shares, with each such Offering being made pursuant to the terms, conditions and disclosures (including risk factor disclosures) set forth in the Prospectus for that particular Offering (the "Offering Terms"). The Offering Terms for each Offering for which you subscribe to purchase Shares shall be incorporated herein by this reference, and those Offering Terms shall be binding on you the same as if they were set forth in full in this Agreement. You agree to read carefully and make sure that you understand and agree with the Offering Terms for any Offering before investing. You acknowledge that each Offering involves a high degree of risk, and that by choosing to subscribe for Shares in any Offering you thereby acknowledge that you are prepared and able to bear the risk of loss of the entire purchase price for any Shares you purchase.

- **Resale Restrictions and Limitations:** You acknowledge that *some* Securities Offered on www.AlternativeSecuritiesMarket.com may not have filed a registration statement, and my not file a registration statement, with the United States Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities ACT"), with respect to any Offering of Shares, and that Shares issued may be "restricted securities" as defined in Rule 144(a)(3) of the Securities Act and will therefore be subject to restrictions on resales. A legend describing those restrictions will be placed on the certificate representing the Shares, and the issuer of the Shares may give stop transfer instructions to the transfer agent for the Shares. Any Shares that you purchase in a "Restricted Offering" may not be resold without registration or an exemption from registration under applicable federal and state securities laws. You will ordinarily be required to wait at least one year before an exemption may become available for you to resell Shares. Any resale of Shares and any removal of a restrictive legend from, or stop transfer instructions relating to, Shares is subject to the approval of the issuer of the Shares and its legal counsel. Alternative Securities Markets Group shall have no responsibility or liability in relation to the issuer's use and removal of legends and stop transfer instructions. These types of securities will be clearly defined at www.AlternativeSecuritiesMarket.com

2. **Investor Registration:** By entering into this agreement, you are registering as a prospective investor in order to become eligible to subscribe for Shares of various issuers in Offerings offered for sale online through the Alternative Securities Markets Group website www.AlternativeSecuritiesMarket.com 's bidding platform (the "Platform"). You agree to comply with the terms of this Agreement, the terms of the User Agreement, and the policies posted on the Alternative Securities Markets Group website www.AlternativeSecuritiesMarket.com, as amended from time to time by Alternative Securities Markets Group in its sole discretion.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

You are required tom complete and submit an Investor Questionnaire, which includes information that will allow the Issuer to determine whether investments in Shares are suitable to your situation, based on Alternative Securities Markets Group's internal suitability guidelines for investment and any suitability standards posted on the www.AlternativeSecuritiesMarket.com 's website. We will ask you to update this information at least annually. You are required to provide personal information in the Investor Questionnaire, which will handle in accordance with the Alternative Securities Markets Group's Privacy Policy.

When registering as a prospective investor, you will be required to provide certain information that will be used by the issuer and transfer agent of any Shares that you purchase, including such things as your name and address to be entered on the registry of the transfer agent for such Shares and the address to which you would like to certificate representing such Shares to be delivered.

By registering as a prospective investor, you are providing "written instructions" to Alternative Securities Markets Group under the Fair Credit Reporting Act authorizing Alternative Securities Markets Group to obtain information from your personal credit profile or other information from Experian or a similar credit reporting company. By so doing, you authorize Alternative Securities Markets Group to obtain such information solely to confirm your residence and to confirm your identity to avoid fraudulent transactions in your name.

3. **Password Access to www.AlternativeSecuritiesMarket.com**: After you have completed your registration and Investor Questionnaire and we have completed our suitability review, we will determine based on our internal guidelines whether you qualify to receive password access to the platform. If so, we will notify you that your registration has been accepted, and we will provide you with a password allowing you access to the platform. You will then be permitted to invest in any Offerings in which you are qualified to invest, provide that such Offerings are first listed on the platform after the activation of your registration. We may notify you via email about any new Offering that becomes available on the platform, although we are not required to do so.

4. **Bidding to Purchase Shares; Escrow Account; Closing:** After you have received your password giving you access to the platform, you will be permitted to post bids for Shares pursuant to the Offering Terms for any Offering listed on the platform in which you have been pre-qualified to participate. The terms of any Offering may provide for a fixed investment amount or minimum and maximum amounts that apply to all subscribers in any particular offering. Prospective investors "bid" (i.e., "subscribe for") the amount they are willing to commit to the purchase of Shares in the Offering. We reserve the right to determine which bids of prospective investors will be accepted and in what amounts (in full or in part).

   Before placing a bid for Shares in any Offering, you should carefully review all the information in the Prospectus for that Offering. You may ask questions of the issuer and receive answers regarding the terms and conditions of the Offering by submitting the questions via email to us at LEGAL@ASMMARKETSGROUP.COM, and theses emails will be passed on to the issuer. IF AN OFFERING IS BEING MADE IN RELIANCE ON RULE 506 OF REGULATION D OF THE SECURITIES ACT and the Offering allows purchasers to participate who are not "accredited investors", as defined in Rule 501(a) of Regulation D, you may also request any additional information from the issuer that the issuer of such Shares possesses or can acquire without unreasonable effort or expense which is necessary to verify the accuracy of information furnished by the issuer in the Prospectus. You may request such information by sending an email to LEGAL@ALTERNATIVESECURITIESMARKET.COM, and these emails will be forwarded to the

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

issuer. By placing a bid for Shares in any Offering, you represent and warrant that you have availed yourself fully of the foregoing answers and information prior to placing the bid, and you are satisfied with the information and answers that you have received.

Alternative Securities Markets Group may close an Offering for an Issuer only after enough bids have been received for the Offering to be fully subscribed. An Offering is fully subscribed if at least the minimum offering amount (the "Minimum Amount") referenced in the Prospectus for the Offering has been received in the Escrow Account.

5. **Delivery of Share Certificates:** When your bid to purchase Shares in any Offering is accepted, a certificate representing the Shares purchased will be delivered to you, in accordance with the delivery instructions you have provided upon receipt of cleared investment funds from you.

6. **Covenants:** Alternative Securities Markets Group covenants and promises that, at the time of each Offering of Shares on the Alternative Securities Markets Group websites at www.AlternativeSecuritiesMarket.com, Alternative Securities Markets Group will comply in all material respects with International, Federal and State Laws as they apply to Regulation A, Regulation S, Regulation D, California Intra-State Securities Offering (Rule 1001), Rule 144 Offerings and EB5 Securities Offerings in connection with these Offerings.

7. **Remedies for Breach of Covenants:** In the event of a breach by Alternative Securities Markets Group of the foregoing covenants that materially and adversely affects your investment in Shares sold to you under this Agreement, Alternative Securities Markets Group shall either:

    a. Cure the breach, if the breach is susceptible to cure;
    b. Repurchase the Shares from you if an exemption that authorizes the sale of your shares; or
    c. Indemnify and hold you harmless against all losses, damages, legal fees, costs and judgments resulting directly from any claim, demand or defense arising as a result of the breach ("Losses").

The decision whether a breach is susceptible to cure, or whether Alternative Securities Markets Group shall repurchase Shares from you or indemnify you against Losses, shall be in Alternative Securities Markets Group's sole discretion. Upon discovery by Alternative Securities Markets Group of any such breach of the foregoing covenants requiring cure or repurchase of Shares, Alternative Securities Markets Group shall give you notice of the breach, and of Alternative Securities Markets Group's election to cure the breach or repurchase the Shares, not later than ninety (90) days after our discovery of the breach. In the event Alternative Securities Markets Group repurchases Shares, Alternative Securities Markets Group will pay you the full amount that you paid for such Shares. Upon any such repurchase, you agree to transfer and assign to Alternative Securities Markets Group the certificates representing the Shares, and you authorize and agree that Alternative Securities Markets Group may execute any endorsements or assignments necessary to effectuate the transfer and assignment of the Shares to Alternative Securities Markets Group. Alternative Securities Markets Group's obligation to cure a breach, repurchase Shares, or indemnify you for a breach of the foregoing covenants pursuant to this Section is your sole remedy with respect to a breach of Alternative Securities Markets Group's covenants set forth in Section 7 above.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

8. **No Advisory Relationship:** You acknowledge and agree that.

   a. The offer, sale and purchase of any Shares pursuant to this Agreement is an arm's-length transaction between you and Alternative Securities Markets Group.
   b. In connection with the offer, sale and purchase of such Shares, Alternative Securities Markets Group is not acting as your agent or fiduciary.
   c. Alternative Securities Markets Group assumes no advisory or fiduciary responsibility in your favor in connection with the offer, sale and purchase of such Shares;
   d. Alternative Securities Markets Group has not provided you with any legal, accounting, regulatory or tax advice with respect to such Shares; and
   e. You have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed it appropriate.

9. **Alternative Securities Markets Group's Right to Verify Information and Terminate Offerings:**

Alternative Securities Markets Group reserves the right to verify the accuracy and completeness of all information provided by prospective investors and issuers in connection with Offerings. Alternative Securities Markets Group also reserves the right to determine in its reasonable discretion whether a registered user is using, or has used, the Alternative Securities Markets Group website illegally or in violation of any order, writ, injunction or decree of any court or governmental instrumentality, for the purposes of fraud or deception, or otherwise in a manner inconsistent with the terms and conditions of this Agreement or inconsistent with any registration agreement between Alternative Securities Markets Group and the user. Alternative Securities Markets Group may conduct its review at any time before, during or after the posting of a bid or before or after the closing of an Offering. You agree to respond promptly to Alternative Securities Markets Group's requests for information in connection with your registration and accounts with Alternative Securities Markets Group and your bids to subscribe for Shares in any Offering.

At any time prior to the closing of an Offering, Alternative Securities Markets Group, in its sole discretion, delay the closing in order to enable Alternative Securities Markets Group to conduct a pre-closing review to verify the accuracy of information provided by the issuer and prospective investors and to determine whether there are any irregularities with respect to the Offering or the bids for Shares in the Offering. Alternative Securities Markets Group may cancel or proceed with the closing, depending on the results of its pre-closing review. If the Offering is canceled, the Prospetus for the Offering will be removed from the Alternative Securities Markets Group Website www.AlternativeSecuritiesMarket.com, all bids for Shares will be canceled, and all funds from the bidders which are held in the Escrow Account will be refunded to the bidders.

10. **No Guarantee of Investment or Assurance of any Return on Investment**

ALTERNATIVE SECURITIES MARKETS GROUP DOES NOT WARRANT OR GUARANTEE ANY RETURN ON YOUR INVESTMENT IN ANY SHARES THAT YOU PURCHASE IN OFFERINGS ON THE ALTERNATIVE SECURITIES MARKETS GROUP WEBSITE AT WWW.ALTERNATIVESECURITIESMARKET.COM. ALTERNATIVE SECURITIES MARKETS GROUP DOES NOT WARRANT OR GUARANTEE THAT YOU WILL EVER BE ABLE TO RESELL SUCH SHARES, THAT YOU WILL BE ABLE TO RECOUP ALL OR ANY PART OF THE PURCHASE PRICE FOR SUCH SHARES, OR THAT YOU WILL EVER MAKE A PROFIT ON SUCH SHARES.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

11. **Restrictions on Use:** Except as provided in Section 14 below, you are not authorized or permitted to use the Alternative Securities Markets Group's website at www.AlternativeSecuritiesMarket.com to bid for or purchase Shares for someone other than yourself. You must be an owner of the Deposit Account you designate for electronic transfers of funds, with authority to direct that funds be transferred to or from the account. Alternative Securities Markets Group may in its sole discretion, with or without cause and with or without notice, restrict your access to the Alternative Securities Markets Group website at www.AlternativeSecuritiesMarket.com.

12. **Suitability Representations and Warranties:** By placing a bid to subscribe for Shares in any Offering, you represent and warrant that you satisfy all applicable suitability requirements and other requirements to invest that are described in the Prospectus for that Offering or on www.AlternativeSecuritiesMarket.com. You also agree to provide any additional documentation reasonably requested by us to confirm that you meet applicable suitability standards, including minimum financial suitability standards that may be required by the Securities Administrators of certain states.

13. **Other Representations and Warranties:** You warrant and represent to Alternative Securities Markets Group, as of the date of this Agreement and as of any date that you commit to purchase Shares by placing a bid for Shares, that:

    a. You have the legal competence and capacity to execute and perform this Agreement and that you have duly authorized, executed and delivered this Agreement;
    b. In connection with this Agreement you have complied in all material respects with applicable federal, state and local laws; and
    c. If you are entering into this Agreement on behalf of a corporation, partnership, limited liability company, trust, or other entity ("institution"), you warrant and represent that (i) you have all necessary power and authority to execute and perform this Agreement on such institution's behalf; (ii) the execution and performance of this Agreement will not violate any provision in the institution's certificate of organization, by-laws, indenture or trust, partnership agreement, or other constituent agreement or instrument governing the formation or administration of your institution; and (iii) the execution and performance of this Agreement will not constitute or result in a breach or default under, or conflict with, any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking to which the institution is a party or by which it is bound.

14. **Alternative Securities Markets Group's Representations and Warranties:** Alternative Securities Markets Group represents and warrants to you, as of the date of this Agreement and as of any date you commit to purchase Shares, that:

    a. It is duly organized and is validly existing as a corporation in good standing under the laws of California and has corporate power to enter into and perform its obligations under this Agreement; and
    b. This Agreement has been duly authorized, executed and delivered by Alternative Securities Markets Group and constitutes a valid and binding agreement of Alternative Securities Markets Group, enforceable against Alternative Securities Markets Group in accordance with its terms, except as the enforcement thereof may be limited by applicable bankruptcy, insolvency or similar laws.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

15. **Prohibited Activities:** You agree that you will not do the following in connection with any Offering, any bid to subscribe for Shares in and Offering, or any other transaction involving or potentially involving Alternative Securities Markets Group or any issuer of Shares on the Alternative Securities Markets Group website at www.AlternativeSecuritiesMarket.com

    - Represent yourself to any person, as a director, officer or employee of Alternative Securities Markets Group or of an issuer of Shares on the Alternative Securities Markets Group website at www.AlternativeSecuritiesMarket.com unless you are such director, officer or employee;
    - Propose or agree to accept any fee, bonus, kickback or other thing of value of any kind in exchange for your agreement to bid for or recommend that anyone else bid for Shares in any Offering on www.AlternativeSecuritiesMarket.com;
    - Engage in any activities that require a license as a broker or dealer in connection with any Offering of Shares on www.AlternativeSecuritiesMarket.com;
    - Violate any International, Federal, State or Local Laws, including, but not limited to, U.S. Federal and State Securities Laws, in connection with any transaction in the securities of an issuer that has made or is making an Offering of its Shares on www.AlternativeSecuritiesMarket.com.

16. **Termination of Registration:** Alternative Securities Markets Group, may in its sole discretion, with or without cause, terminate this Agreement by giving you notice as provided below. In addition, upon our reasonable determination that you have violated the provisions of section 16, have made a material misrepresentation in connection with this Agreement or your Investor Questionnaire, or have otherwise failed to abide by the terms of this Agreement, Alternative Securities Markets Group may, in its sole discretion, immediately and without notice, take one or more of the following actions:

    - Terminate or suspend your right to bid for Shares or otherwise participate in Alternative Securities Markets Group's website www.AlternativeSecuritiesMarket.com
    - Terminate this Agreement and your registration with Alternative Securities Markets Group's website www.AlternativeSecuritiesMarket.com

    Upon termination of this Agreement and your registration with Alternative Securities Markets Group's website www.AlternativeSecuritiesMarket.com, any bids you have placed on www.AlternativeSecuritiesMarket.com shall terminate and will be removed from the site immediately, but your right under the Agreement to any Shares purchased prior to the effective date of the termination shall not be affected by the termination.

17. **Indemnification:** In addition to your indemnification obligations set forth in the Alternative Securities Markets Group User Agreement for www.AlternativeSecuritiesMarket.com, you agree to indemnify, defend, protect and hold harmless Alternative Securities Markets Group and its Officers, Directors, Stockholders, Employees and Agents against all claims, liabilities, actions, costs, damages, losses, demands and expenses of every kind, known or unknown, contingent or otherwise (i) resulting from any material breach of any obligation you undertake in this Agreement, including but not limited to your obligation to comply with any applicable laws; or (ii) resulting from your acts, omissions and representations (and those of your employees, agents or representatives) relating to Alternative Securities Markets Group and www.AlternativeSecuritiesMarket.com. You obligation to indemnify Alternative Securities Markets Group shall survive termination of this Agreement, regardless of the reason for termination.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

18. **Alternative Securities Markets Group's Right to Modify Terms:** We may change this Agreement from time to time, and when we do we will post the amended terms on www.AlternativeSecuritiesMarket.com and notify you by email of material changes. Amended terms will take effect immediately for new registrants and 30 days after they are posted for existing registrants. This Agreement may not otherwise be amended except in a writing signed by you and us.
You authorize Alternative Securities Markets Group to correct obvious clerical errors appearing in information you provide to Alternative Securities Markets Group, without notice to you, although Alternative Securities Markets Group expressly undertakes no obligation to identify or correct such errors.

    This Agreement, along with the Alternative Securities Markets Group User Agreement for www.AlternativeSecuritiesMarket.com, represents the entire agreement between you and Alternative Securities Markets Group regarding your participating as a prospective investor on *www.AlternativeSecuritiesMarket.com, and supersedes all prior or contemporaneous* communications, promises and proposals, whether oral, written or electronic, between you and Alternative Securities Markets Group with respect to your involvement as a prospective investor on www.AlternativeSecuritiesMarket.com.

19. **Notices:** All notices and other communications hereunder shall be given by email to your registered email address or will be posted on www.AlternativeSecuritiesMarket.com, and shall be deemed to have been duly given and effective upon transmission or posting. All notices, required disclosures and other communications to you will be transmitted to you by email to your registered email address. You can contact us by sending an email to LEGAL@ALTERNATIVESECURITIESMARKET.COM. You also agree to notify us if your registered email address is changed by sending an email to LEGAL@ALTERNATIVESECURITIESMARKET.COM

20. **Non-Disclosure Agreement:** By entering into this Agreement, you agree not to disclose, except on a confidential basis to your legal and financial advisors exclusively for the purposes of rendering professional advice to you, any information which you receive or have received from Alternative Securities Markets Group or on www.AlternativeSecuritiesMarket.com that relates to any Offering of Shares posted on www.AlternativeSecuritiesMarket.com or relates to the business of any issuer of such Shares, including, for example, information presented in a Prospectus for an Offering of Shares on www.AlternativeSecuritiesMarket.com ("Confidential Information"). You shall hold and maintain the Confidential Information in strictest confidence for the sole and exclusive benefit of the issuer that provided such Confidential Information. You shall not, without such issuer's prior written approval, use for your own benefit, publish, copy, or otherwise disclose to others, or permit the use by others for their benefit or to the detriment of the issuer, any confidential Information.

    The term "Confidential Information" shall exclude any information that, at any given time:

    a) Has been publicly disclosed by the issuer or by any third party through no fault of your own;
    b) You have received by some legitimate means other than from Alternative Securities Markets Group or its representatives or from the issuer or its representatives; or
    c) The issuer has authorized you in writing to disclose

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

21. **No Warranties:** EXCEPT FOR THE REPRESENTATIONS CONTAINED IN THIS AGREEMENT, NO PARTY TO THIS AGREEMENT MAKES ANY REPRESENTATIONS OR WARRANTY TO ANOTHER PARTY TO THIS AGREEMENT, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

22. **Limitation of Liability:** IN NO EVENT SHALL ONE PARTY BE LIABLE TO ANOTHER PARTY FOR ANY LOST PROFITS OR SPECIAL, EXEMPLARY, CONSEQUENTIAL OR PUNITIVE DAMAGES, EVEN IF INFORMED OF THE POSSIBILITY OF SUCH DAMAGES. FURTHERMORE, NO PARTY MAKES ANY REPRESENTATION OR WARRANTY TO ANOTHER PARTY REGARDING THE EFFECT THAT THE AGREEMENT MAY HAVE UPON ANY INTERNATIONAL, FEDERAL, STATE, LOCAL OR OTHER TAX LIABILITY FOR THE OTHER.

23. **Miscellaneous:** The parties acknowledge that there are not third party beneficiaries to this Agreement. *You may not assign, transfer, sublicense or otherwise delegate your rights under this* Agreement to another person without Alternative Securities Markets Group's prior written consent. Any such assignment, transfer, sublicense or delegation in violation of this Section shall be null and void. This Agreement shall be governed in all respects by the laws of the State of California, without regard to conflict of law provisions. Except as otherwise provided in this Agreement, you agree that any claim or dispute you have against Alternative Securities Markets Group must be resolved by arbitration in the State of California. Any waiver of a breach of any provision of this Agreement will not be a waiver of any other subsequent breach. Failure or delay by either party to enforce any term or condition of this Agreement will not constitute a waiver of such term or condition. If any part of this Agreement is a valid enforceable provision that most closely matches the intent of the original provision, and the remainder of the Agreement shall continue in effect. The parties agree to execute and deliver such further documents and information as may be reasonably required in order to effectuate the purposes of this Agreement.

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Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Statement of Understanding for Securities Offered to Investors on www.AlternativeSecuritiesMarket.com

Regulation A (Current): Regulation A is an exemption for ***PUBLIC OFFERINGS*** not exceeding $5 Million USD in any 12-month period. Companies choosing to rely on this exemption must file an offering statement with the U.S. Securities & Exchange Commission on Form 1-A, consisting of a notification, offering circular and exhibits. The SEC staff reviews this offering statement.

Regulation A Offerings share many characteristics with registered offerings. For example, purchasers ("*Investors*") must be provided with an offering circular similar to a prospectus. Just as in registered offerings, the securities can be offered PUBLICLY, using general solicitation and advertising, and purchasers DO NOT RECEIVE '*RESTRICTED SECURITIES*', as explained at www.AlternativeSecuritiesMarket.com. The Principle difference between Regulation A Offerings and Registered Public Offerings are:

1) Financial Statements for a Regulation A Offerings are simpler and do not need to be audited unless audited financial statements are otherwise available.

2) Regulation A issuers do not incur either Exchange Act Reporting obligations after the offering or Sarbanes-Oxley Obligations applicable only to SEC reporting companies, unless the company '*meets the thresholds that trigger Exchange ACT Registration*".

3) Companies may choose among three formats to prepare the Regulation A Offering Circular, one of which is a simplified question-and-answer document; and

4) Companies may "*test the waters*" to determine market interest in their securities before going through the expense of filing with the SEC.

SEC reporting companies are not eligible to use Regulation A. All other types of companies may use Regulation A, except developmental stage companies without a specified business (for example, "*Blank Check Companies*") and investment companies registered or required to be registered under the Investment Company act of 1940. In most cases, shareholders may use Regulation A to resell up to $1.5 Million USD of Securities.

The "*test the waters*" provision of a Regulation A allows companies to publish or deliver a written document to prospective purchasers or make scripted radio or television broadcasts to determine whether there is an interest in their contemplated securities offering before filing an offering statement with the SEC. This gives companies the opportunity of being able to determine whether enough market interest in their securities exists before they incur the full range of legal, accounting and other costs associated with filing an offering statement with the SEC. Companies may NOT, however, solicit or accept money for securities offered under Regulation A until the SEC completes its review of the filed offering statement and the Company delivers offering materials to Investors.

NOTE ABOUT REGULATION A: The JOBS Act requires the SEC to develop rules for a new exemption to the existing Regulation A, which will permit offerings up to $50 Million USD a year without SEC Registration.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Proposed Changes to Regulation A pursuant to the Passage of the JOBS Act in 2012. These changes are expected to be enacted during the first half of 2014.

The SEC's proposed rules will update and expand the Regulation A exemption by creating the following Two Tiers of Regulation A Offerings:

- **TIER ONE:** Tier One would consist of those offerings already covered by Regulation A – namely securities of up to $5 Million USD in a twelve month period, including up to $1.5 Million USD for the account of selling security-holders.
- **TIER TWO:** Tier Two would consist of securities offerings of up to $50 Million USD in a twelve month period, including up to $15 Million USD for the account of selling security-holders.

For offerings up to $5 Million USD, the Company could elect whether to proceed under Tier 1 or Tier 2.

Basic Requirements:

Under Tier 1 and Tier 2, companies would be subject to basic requirements, including ones addressing issuer eligibility and disclosures that are drawn from the existing provisions of Regulation A. The proposed rules would update Regulation A to among the other things.

1. Permit companies to submit draft offering statements for nonpublic SEC review prior to filing
2. Permit the use of "testing the waters" solicitation materials both before and after filing of the Offering Statement
3. Modernize the qualification, communication and offering process in Regulation A to reflect analogous provisions of the Securities Act registration process, including electronic filing of offering materials.

Additional Tier 2 Requirements:

In addition to the three basic requirements, companies conducting Tier 2 Offerings would be subject to the following requirements.

1. Investors would be limited to purchasing no more than 10% of the greater of the investor's annual income or net worth.
2. The Financial Statements included in the Offering Circular would be required to be audited.
3. The Company would be required to file annual and semi-annual ongoing reports and current event updates that are similar to the requirements for public reporting companies.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Eligibility:

Regulation A would be available to companies organized in and with their principal business in the United States or Canada, as is currently the case under Regulation A.

The Exemption would not be available to companies that:

- Are already SEC reporting companies and certain investment companies
- Have no specific business plan or purpose or have indicated their business plan is to engaged in a merger or acquisition with an unidentified company.
- Are seeking to offer and sell asset-backed securities or fractional undivided interests in oil, gas or other mineral rights.
- Have not filed the ongoing reports required by the proposed rules during the preceding two years.
- Are or have been subject to a Commission order revoking the company's registration under the Exchange Act during the preceding five years.
- Are disqualified under the proposed 'bad actor' disqualification rules.

Preemption of Blue Sky Law:

Under current Regulation A, offerings are currently subject to registration and qualification requirements in the States where the offering is conducted unless a State-level exemption is available. This has been identified by the GAO and market participants as a central factor for the limited use of current Regulation A.

In view of the range of investors protections provided under the proposal, state securities law requirements would be preempted for Tier 2 offerings. The proposal also explores alternative approaches to addressing this matter, including the coordinated review program proposed by the North American Securities Administrators Association.

Current Status:

The Commission has recently completed a sixty day public comment period on the proposed rules. The Commission is currently reviewing the comments and determining whether to adopt the proposed rules as illustrated above. Enactment is expected during the first half of 2014.

Companies cannot use this new exemption until the SEC adopts final rules.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

OTHER SECURITIES THAT MAY BE OFFERED:

California Intra-State Exempt Securities ("CA1001"): Section 3(a) (11) of the Securities Act exempts from registration any offering made solely to persons residing in a single State or Territory, where the issuer is incorporated and doing business in the same state. The rationale is that a wholly Intra-State transaction is adequately policed by the Laws of the State, hence there is no need for an additional layer of Federal Law.

Under Rule 147, an issuer does business in the State (1) at least 80% of its gross revenues (*including subsidiaries*) is derived from operations or assets in-state; (2) atleast 80% of its assets (*including subsidiaries*) is located in-state; (3) atleast 80% of the offering's net proceeds is used in-state; and (4) its principal office is in-state. During the offering period and for nine months from the last sale by the issuer, purchasers may only resell their stock to other persons living in-state.

Companies listed on www.AlternativeSecuritiesMarket.com use CA1001 in combination with California Section 25102(n)

California 25102(n) is limited to issuers that are California Companies (*with some minor exemptions*). Investors must be "*qualified purchasers*". This means, generally, accredited investors and natural persons with a net worth specified in the statute.

Issuers relying on 25102(n) may ***PUBLICLY*** disseminate a limited written announcement of the offering. Potential investors may then respond to the announcement by contacting the issuer. The issuer may not telephone a prospective investor until it has determined that the investor is a qualified purchaser. Issuers must provide disclosure documents to the non-accredited investors at least five days prior to sale.

Regulation S: Regulation S ("*Reg S*") is an exemption designed by the U.S. Securities & Exchange Commission for Companies seeking to raise capital from investors located OUTSIDE of the United States. A Regulation S Offering under the Securities Act of 1933, as amended (the "*Securities Act*") is a safe harbor rule that defines when an offering of Securities would be considered an "offshore transaction" so as not to be subject to the registration obligations imposed under Section 5 of the Securities Act.

A Regulation S Offering (Foreign Direct Public Offering) only exempts the issuer from the registration requirements. It does not exempt the issuer from anti-fraud provisions.
There are two main requirements in using a Regulation S Offering. The first is the offer and the sale of the securities must be in legitimate offshore transactions. Under a Regulation S Offering, the Company may not offer or sell any securities to a U.S. Citizen or Resident even if that person purchases the securities abroad. Also, the sale must not be done for the purpose of secretly selling the Securities to a U.S. Investor. The second requirement under Regulation S is that there cannot be any directed selling efforts in the United States. Generally, this means a company cannot advertise the Offering in a publication where the circulation crosses over to the United States.

A Regulation S Offering provides two exemptions from safe harbors from U.S. Securities Registrations: an exemption for the initial sale and another exemption for the resale of securities after they are held for a period of time, normally one year.

An important advantage to Companies utilizing Regulation S is that they are able to advertise in the foreign markets in newspapers and other publications. Under Regulation S the Company is allowed to hold seminars, road shows and engage in other general solicitation outside of the United States.

Also, Foreign Direct Public Offerings (Regulation S) are not integrated with Section 5 Public Offerings or Regulation D Private Placements. Regulation D documents contain rules which apply to transactions in the United States. Regulation S Offering Documents contain rules which apply to foreign transactions only. Therefore, a Company can conduct simultaneous Private Placement Stock Offerings and Foreign Direct Public Offerings without jeopardizing either exemption. Also, Regulation S Investors are treated the same way as accredited investors for the purpose of determining compliance with the 35 non-accredited investor limitation outlined in the Regulation D Private Placement.

Regulation D / Rule 504: Rule 504, sometimes referred to as the "*Seed Capital Exemption*", provides an exemption for the offer and sale of up to $1 Million USD of Securities in a 12-month period. A Company may use this exemption so long as it is not a Blank Check Company and it is not subject to Exchange Reporting Requirements. In general, a Company may not use general solicitation or advertising to market the securities, and purchasers generally receive "*restricted securities*". Purchasers of restricted securities may not sell them without SEC Registration or using another exemption, which is further explained on the "*Resale of Restricted Securities*" page at www.AlternativeSecuritiesMarket.com . Investors should be informed that they may not be able to sell securities of non-reporting companies for atleast a year without the issuer registering the transaction with the SEC.

A Company may, however, use the Rule 504 Exemption for a Public Offering of its Securities with general solicitation and advertising, and investors will receive "*non-restricted securities*", under the following circumstances:

- The Company sells in accordance with a State Law that requires the public filing and delivery to investors a substantive disclosure document, or
- The Company sells in accordance with a State Law that requires registration and disclosure document delivery and also sells in a State without those requirements, so long as the Company delivers to all purchasers the disclosure documents mandated by a State in which it is registered; or
- It sells exclusively accordingly to State Law Exemptions that permit general solicitation and advertising, so long as sales are made only to "*accredited investors*".

Even if a Company makes a private sale of its Securities, and not specific disclosure delivery requirements are required, a Company should take care to provide sufficient information to investors to avoid violating the anti-fraud provisions of the securities laws. This means that any information a Company provides to Investors must be free from false and misleading statements. Similarly, a Company should not exclude any information if the omission makes what is provided to investors false or misleading.

Regulation D / Rule 505: Rule 505 provides an exemption for offers and sales of Securities totaling up to $5 Million USD in any 12-month period. Under this exemption, a Company may sell to an unlimited number of "accredited investors" and up to 35 persons that are not accredited investors. Purchasers must buy for investment purposes only, and not for the purpose of reselling the securities. The issued securities are 'restricted securities', meaning purchasers may not resell them without registration on an applicable exemption, as explained on the 'Resales of Restricted Securities' page. If a Company is not a SEC Reporting Company, Investors should be informed that they may not be able to sell securities for atleast one year without the Company registering the transaction with the SEC. A Company may not use general solicitation or advertising to sell the Securities.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Under Rule 505, if the Company's Offering involves any purchasers that are not accredited investors, the Company must give these purchasers disclosure documents that generally contain the same information as those included in a registration statement for a registered offering. There are also financial statement requirements that apply to Rule 505 Offerings involving purchasers that are not accredited investors. For instance, if financial statements are required, they must be audited by a certified public accountant. The Company must also be available to answer questions from prospective purchasers who are not accredited investors.

The Company may decide what information to give to accredited investors, so long as it does not violate the antifraud prohibitions of the Federal Securities Laws. If a Company provides information to accredited investors, it must make this information available to the non-accredited investors as well.

Regulation D / Rule 506: Rule 506 is a "Safe Harbor" for the non-public exemption in Section 4(a)(2) of the Securities Act, which means it provides specific requirements that, if followed, establish that a transaction falls within the Section 4(a)(2) exemption. Rule 506 does not limit the amount of money a Company can raise or the number of accredited investors it can sell securities to, but to qualify for the safe harbor, a Company must:

1. Not use general solicitation or advertising to market the Securities.

2. No sell Securities to more than 35 non-accredited investors (unlike Rule 505, all non-accredited investors, either alone or with a purchaser representative, must meet the legal standard of having sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of the prospective investment);

3. Give "*non-accredited investors*" specified disclosure documents that generally contain the same information as provided in registered offerings (*the Company is not required to provide specified disclosure documents to accredited investors, but, if it does provide information to accredited investors, it must also make this information available to the non-accredited investors as well*);

4. Be available to answer questions from prospective purchasers who are non-accredited investors; and

5. Provide the same financial statement information as required under Rule 505.

Purchasers receive "restricted securities" in a Rule 506 Offering. Therefore, they may not freely trade the Securities after the Offering, as explained on the "Resales of Restricted Securities" page at www.AlternativeSecuritiesMarket.com.

Section 18 of the Securities Act provides a Federal preemption of exemption from State registration and review of private offerings that are exempt under Rule 506. The States still have authority, however, to investigate and bring enforcement actions for fraud, impose State Notice Requirements and collect State Fees.

Special Note for 506 Offerings: The JOBS Act requires the SEC to eliminate the prohibition on using general solicitation and advertising to qualify for the Rule 506 Safe Harbor where all purchasers of the Securities are accredited investors and the issuer takes reasonable steps to verify that the purchasers are accredited investors. This not provision is not yet effective.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

An ISSUERS OBLIGATION TO INVESTORS TO HAVE SECURITIES LISTED ON www.AlternativeSecuritiesMarket.com

- **Financial Reporting** – All companies listed on www.AlternativeSecuritiesMarket.com are REQUIRED to submitt un-audited financial reports signed by the Company CEO and/or CFO, dated within 60 days of listing on www.AlternativeSecuritiesMarket.com. Companies are also required to submit to Alternative Securities Markets Group for listing on the Company page at www.AlternativeSecuritiesMarket.com a complete set of un-audited financial reports signed by the Company CEO and/or CFO within 30 days of the close of each business quarter and a complete set of fully audited financial statements within 60 days of the close of each business calendar year. All audited financial reports must be completed by a Alternative Securities Markets Group approved Certified Public Accounting Firm.

- **State of the Company Updates** – All companies listed on www.AlternativeSecuritiesMarket.com are REQUIRED to have a quarterly web conference or phone conference call in which a principal member of the company is required to give an update to all current investors and potential new investors (including financial analysts) who wish to participate. Members of the Company are required to allow for ample time for questions from conference call participants. Company CEO's are also required to draft a letter once per month to update investors on the current State of the Company. Both web conference / phone conference call, along with the CEO Letters on the State of the Company will be published on the Company's page at www.AlternativeSecuritiesMarket.com.

- **Corporate Actions** – Companies listed on www.AlternativeSecuritiesMarket.com are required to report certain corporate actions, including dividends, stock splits, reverse splits, name changes, mergers, acquisitions, dissolutions, bankruptcies, liquidations, issuances of any new securities not currently disclosed, any new debts incurred by the Company and any changes in management, atleast TEN DAYS prior to the record date. All of these notices will be listed on the Company page at www.AlternativeSecuritiesMarket.com.

Acknowledgement and Signature.

This Agreement, together with the "New Investor Questionnaire", "User Agreement", "Privacy Policy", "Investor Agreement", "Statement of Understanding of Securities Offered" and "Issuers Obligation to Investor", sets forth the entire understanding and agreement between Alternative Securities Markets Group and yourself, with respect to the subject matters hereof. By signing this agreement below, you state that you understand al the subject matter and terms of this entire agreement.

____
Signed

____
Printed Name

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION
LISTING OF DIRECT PUBLIC OFFERING AGREEMENT:

THIS AGREEMENT, dated as of the date executed by ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION ("ASMG"), a California Stock Corporation, located at 4050 Glencoe Avenue, Marina Del Rey, California 90292, by and between ASMG and the COMPANY, as identified below.

The Company's eligibility to list securities on the Alternative Securities Markets Group Corporation's Primary and Secondary Private Alternative Securities Market at http://www.AlternativeSecuritiesMarket.com is more fully defined in, and is governed by, the ASMG Listing & Direct Public Offering Agreement, as amended from time to time, which, together with all attachments, appendices, addenda, cover sheets, amendments, exhibits, schedules and other materials referenced therein (collectively, the "Agreement"), are attached hereto and incorporated herein by reference in their entirely.

The Company requests to enter into a Securities Listing Agreement with ASMG and to have its securities listed on one of the following tiers of the Alternative Securities Markets at http://www.AlternativeSecuritiesMarket.com, as applicable, as evidenced by an authorized officer of the Company initialing and dating below next to the Alternative Securities Market Tier being requested:

ASM MARKET	Initials	Date
ASM VENTURE MARKET		
ASM MAIN MARKET	X WWJ	X 10/07/2014
ASM GLOBAL PRIVATE MARKET		
ASM POOLED FUNDS MARKET		

SEE MARKET TIER LISTING REQUIREMENTS ON THE NEXT PAGE BEFORE CHOOSING A MARKET TIERM TO APPLY FOR LISTING:

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

ASM VENTURE MARKET:

- U.S & Canadian Companies Only
- Securities are issued pursuant to Regulation A and Regulation S ONLY
- Market open to all U.S. Investors and International Investors (accredited and non-accredited)
- Regulation A Shares issued unrestricted (unless the Company is a shell) – Immediately free trading
- Regulation S Shares issued with 6-12 month restrictions on trade
- Minimum Offering: $100,000 USD
- Maximum Offering: $1,000,000 USD
- Un-audited Financial Statements required
- SEE MARKET TIER PUBLIC REPORTING REQUIREMENTS LISTED BELOW
- SEC Review and Qualification required prior to the marketing or sale of any securities. NASAA Coordinated Review will follow SEC review, comment and qualification.

ASM MAIN MARKET:

- U.S & Canadian Companies Only
- Securities are issued pursuant to Regulation A and Regulation S ONLY
- Market open to all U.S. Investors and International Investors (accredited and non-accredited)
- Regulation A Shares issued unrestricted (unless the Company is a shell) – Immediately free trading
- Regulation S Shares issued with 6-12 month restrictions on trade
- Minimum Offering: $1,000,001 USD
- Maximum Offering: $5,000,000 USD
- Proposed New Maximum Offering: $50,000,000 USD (upon enactment of Regulation A Plus / Tier II)
- Un-audited Financial Statements required
- SEE MARKET TIER PUBLIC REPORTING REQUIREMENTS LISTED BELOW
- SEC Review and Qualification required prior to the marketing or sale of any securities. NASAA Coordinated Review will follow SEC review, comment and qualification.

ASM GLOBAL PRIVATE MARKET:

- U.S., Canadian and International Companies
- Securities are issued pursuant to Regulation D and Regulation S
- Market open to all U.S. Accredited Investors and International Investors (No non-accredited)
- Regulation D Shares issued with 6-12 month restrictions on trade
- Regulation S Shares issued with 6-12 month restrictions on trade
- U.S. and Canadian Company Minimum Offering: $5,000,001 USD
- International Company Minimum Offering: $1,000,001 USD
- Maximum Offering: Unlimited
- Un-audited Financial Statements required
- SEE MARKET TIER PUBLIC REPORTING REQUIREMENTS LISTED BELOW
- No SEC Comment or Review

ASM POOLED FUNDS MARKET:

- By Invite Only

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

All notices and other communications (except for invoices) are required to be given in writing under the Agreement shall be delivered to the address identified in the subsection (a) and (b) below and shall be deemed and have been duly provided (i) at the time of delivery, if sent by certified mail, return receipt requested, or any other delivery method that actually obtains a signed delivery receipt, to the following address or to such other address as any party hereto shall hereafter specify by prior written notice to the other party or parties below, or (ii) upon posting the notice or other communication on http://www.AlternativeSecuritiesMarket.com, or on any successor sites. If an email address is provided, ASMG may, in lieu of the above, give notice to or communicate with the Company by email addressed to the Persons identified in subsection (b) or to such other email address or Persons as the Company shall hereafter specify by prior written notice. The Company agrees that any receipt received by ASMG from the Company's service provider or Internet computer server indicating that the email was received at the address provided by the Company shall be deemed proof that the Company received the message.

(a) If to ASM Group,

Alternative Securities Markets Group Corporation
Attn: Legal Dept
4050 Glencoe Avenue
Marina Del Rey, California 90292
Direct: (213) 407-4386
Email: Legal@AlternativeSecuritiesMarket.com

(b) If to the Company,

Contact Name: Weslie W. Johnson
Title: CEO
Address: 737 James Lane # 7499, Incline Village, NV
Telephone: 775-233-4171
Email: Wes@RemingtonEnergyGroup.com

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Terms of "Direct Public Offering :

Total amount of Investment Capital to be Raised Through an Initial Public Offering on the Alternative Securities Market.
$5,000,000

Securities Type (Choose All that May Apply):
Regulation D: (__)
Regulation A: (_X_)
Regulation S: (_X_)
Other (Intra-State Exempt Offering, SCORE, etc.): ______________________

Type of Direct Public Offering:
Common Stock: (__)
Preferred Stock: (__)
Membership Units / Equity Interests: (__)
Debt Note / Corporate Bond: (__)
Royalty Interest: (__)
Other: ____

Company Agreed Reporting Requirements Post Capitalization:

- **Quarterly Un-audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of un-audited financial statements within 30 days of the close of each business quarter. Company financials shall be emailed to LEGAL@ASMMarketsGroup.com and will also posted at www.AlternativeSecuritiesMarket.com where approved investors, potential new investors and investment banking professionals with issued usernames and passwords will have access to view the Company's Financial Statements. All un-audited financial statements will be signed as "*true and accurate*" by the Chief Executive Officer and/or the Chief Financial Officer of the Company.

- **Annual Audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of AUDITED financial statements within 60 days of the close of each business fiscal year. Company financials shall be emailed to LEGAL@ASMMarketsGroup.com and will also posted at www.AlternativeSecuritiesMarket.com where approved investors, potential new investors and investment banking professionals with issued usernames and passwords will have access to view the Company's Financial Statements.

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

- **Quarterly Conference Calls:** Company agrees that the Company's Chief Executive Officer will participate in a Quarterly Conference Call with current investors, potential new investors and/or financial professionals that chose to participate in the conference call. During this Quarterly Conference Call with the CEO of the Company, the CEO will detail the "*current status of the company*" and detail where the CEO is taking the company in the future. Conference call will take place no sooner than ten days, and no greater than 30 days, from the release of the Company's quarterly financial release.CEO take make ample time to answer questions from conference call participants. Company agrees that the quarterly conference calls with the Company's CEO will posted on the Company's private page at www.AlternativeSecuritiesMarket.com where they may be heard by registered users of www.AlternativeSecuritiesMarket.com.

- **Monthly Status of the Company Report:** Company agrees that the Company's Chief Executive Officer will publish a monthly "*State of the Company Letter*" and email the "*State of the Company Letter*" to all investors of the Company and to Alternative Securities Markets Group. The "*State of the Company Letter*" should detail the current operational status of the Company, detail any information that the CEO feels is necessary for investors to know and include information on the path the CEO of the Company is looking at taking the company in the short-term and in the long-ter. Company agrees that the "*State of the Company Letter*" will be posted on the Company's private page at www.AlternativeSecuritiesMarket.com where they may be viewed by registered users of www.AlternativeSecuritiesMarket.com.

- **Corporate Actions:** Certain corporate actions must be disclosed to all investors and to Alternative Securities Markets Group. These include: All Dividends, Stock Splits, New Stock Issues, Reverse Splits, Na me Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to the Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to record date. All Corporate Actions will be published on the Company's page at www.AlternativeSecuritiesMarket.com.

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

The Company agrees to continue to acknowledge that members of Alternative Securities Markets Group Corporation shall continue to be relying on the Company and business information when preparing the Company for a 'Direct Public Offering of Securities' and listing on the Alternative Securities Market. All members of the Company represent that all such information he or she is providing to Alternative Securities Markets Group Corporation is true and complete to the best of his or her knowledge. All members of the Company acknowledge that members of Alternative Securities Markets Group Corporation may provide the information submitted to other necessary parties or its affiliates in the course of preparing the proposed 'Direct Public Securities Offering' and listing on the Alternative Securities Market. All members of the Company shall promptly submit any additional information which supplements or reflects material changes in any of the information submitted to Alternative Securities Markets Group Corporation members. Furthermore, all members of the Company shall certify at each submission that all of the information supplied to Alternative Securities Markets Group Corporation is accurate and complete, to the best of her or her knowledge.

Reporting Requirements: (To Be Emailed to Legal@AlternativeSecuritiesMarket.com)

1. Company agrees to continue to provide the information as requested by the Alternative Securities Markets Group.
2. Copy of Final Business Plan / Private Placement Memorandum
3. Copy of the Articles of Incorporation
4. Details on Current Shareholders (Detail number of shares authorized, detailed number of shares issued and outstanding and who holds those shares).
5. BIOGRAPHIES of each Executive Member of the Company, NO RESUMES
6. Details on any issued options or warrants of the Company
7. Details on any debts of the Company
8. Details on all Permitting, Licensing or Regulatory Approvals Required for operation
9. Complete use of Funds Schedule
10. Company agrees to remove all CrowdFunding Listing within ten days of the acceptance of this agreement (*companies on the Alternative Securities Market will be undergoing a Public Initial Offering of Securities as a Public Reporting Company, for this simple reason we do not allow listed companies to participate with "CrowdFunding" as it may have a negative impact on both the company and the Alternative Securities Market*).

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Alternative Securities Markets Group to provide the following (ASM Venture Market and ASM Main Market ONLY):

- Preparation of all Securities Registration Statements and Public Offering Memorandums
- All International, Federal & State Registrations, Submissions, Qualifications and Compliance.
- File SEC Form ID for SEC CIK Number and Edgar Filer Passcodes
- Complete Drafting of Regulation A Registration Statement on SEC Form 1-A
- Complete Drafting of Regulation S Securities Offering
- Issuance of International Stock Identification Number
- Printing, Binding and Filing of SEC Form 1-A with the United States Securities and Exchange Commission
- Printing, Binding and Filings of all Amended SEC Form 1-As required for the answering of all comments received from the SEC during the course of the Regulation A Review, Comment and Qualification process
- NASAA Registration of the Regulation A in the Following States (State Registration Fees to be paid upfront by the Alternative Securities Markets Group):
    - California
    - New York
    - Florida
    - Illinois
    - Texas
    - New Jersey
    - Pennsylvania
    - Nevada
    - Arizona
    - One more State as chosen by the Company
- Publishing of a Company page on the selected market tier that contains all information about the Company's Stock and Offering
- Publishing of a Company page for the Company's publishing of a Public Reporting Requirements
- Publishing of a Secure Page for the online execution of a Subscription Agreement to be completed by a potential investor, and to be executed by two parties: (1) the potential investor, and (2) a member of the Company (none of which may be a member of the Alternative Securities Markets Group Corporation).

FEES PAID BY THE ALTERNATIVE SECURITIES MARKETS GROUP:

- SEC Form 1-A Legal Drafting and Legal Compliance - $2,750
- SEC CIK Number Issuance - $0.00
- International Stock Identification Number: $500
- SEC Form 1-A Filing with the SEC (each submission of seven copies, includes: printing, binding, binding materials, paper materials, ink / toner and postage): $50
- NASAA Coordinated Review Submission - $450 for NINE States
- State Registration and Filing Fees for Direct Initial Public Offering:
  - California: $200 plus 1/5 of 1% of the Offering
  - New York: $300 ($500,000 or less) to $1,200 ($500,001 or more)
  - Florida: $1,000
  - Texas: $100 plus 1/10th of 1% of the Offering
  - New Jersey: $1,000
  - Pennsylvania: $500 Plus 1/20th of 1% of the Offering
  - Nevada: 0.02% of the Offering (Min: $200 / Max: $2,000)
  - Arizona: 1/10th of 1% of the Offering (Min: $200 / Max: $2,000)
  - Other State Chosen by the Company: $200 to $2750

- All Above fees are to be fully recovered through the "Cost of Offering" portion of the Direct Public Offering.

Costs Associated with Public Listings and Public Offering:
Company acknowledges that there shall be fees associated with the Company's Direct Public Securities Offering and listing on the Alternative Securities Market.

REGULATION A W/ REGULATION S SECURITIES OFFERING:

- $75 Per Month Public Reporting Fee (*first payment due upon execution of this agreement, and every month thereafter. Companies will continue to be public reporting during and after public capitalization. Companies are required to keep current their public reporting as detailed in this agreement. This monthly fee shall continue until the Company becomes quoted on the OTCQB or OTCQX Market or a Regulated Stock Exchange such as the NYSE or NASDAQ*).
- BROKER DEALERS: The Alternative Securities Markets has a network of more than 250 Dealer Brokers. Company's entering into an agreement with a Broker Deal can expect to pay the Broker deal a commission ranging from 2% to more than 10%.

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Direct: 213-407-4386 / Email: Info@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

- MARKETING COSTS: Companies no securing a relationship with a Broker Deal can expect to pay in the range of 2-5% of Investor Proceeds in additional marketing and advertising costs to complete the Public Offering. None of these costs are paid to the Alternative Securities Markets Group Corporation, and the Alternative Securities Markets Group Corporation does not receive and "kickbacks", or any other form of compensation for any referrals it gives to marketing, PR or advertising firms.
- 03% of the Company's Current Issued and Outstanding Common Stock Shares to be escrowed with the Company's Legal Counsel in the name of "*Alternative Securities Markets Group*". The Shares of Escrowed Common Stock to be released to "*Alternative Securities Markets Group*" fully diluted at the following milestones:
  - 20% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful qualification of the Company's Regulation A Registration Statement (for Companies listed on the ASM Venture or ASM Main Market) OR upon the filing of the SEC Form D and Completion of the Regulation D Offering for ASM Global Private Market Companies.
  - 20% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 25% of the Company's Total Required Investment Capital as stated on page #4 of this Agreement.
  - 20% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 50% of the Company's Total Required Investment Capital as stated on page #4 of this Agreement.
  - 20% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 75% of the Company's Total Required Investment Capital as stated on page #4 of this Agreement.

- 20% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 100% of the Company's Total Required Investment Capital as stated on page #4 of this Agreement.

Additional Items:
Alternative Securities Markets Group Corporation has determined that the structure and terms of the proposed Debt and/or Equity Capital Offering and Listing, as described in this Agreement, are in compliance with all applicable International, Federal, State and Local Laws, Rules and Regulations regarding Private and Public Debt and/or Equity Public Offerings.

Termination:
This Agreement has been prepared in reliance upon the information reviewed in the Company's Business Plan by Alternative Securities Markets Group Corporation's due diligence analysts. Should Alternative Securities Markets Group Corporation determine, in good faith, that any such information is materially false, incorrect, incomplete or misleading, or financially unfeasible, Alternative Securities Markets Group Corporation reserves the right to withdraw this agreement, and immediately delist the company from the Alternative Securities Market. Should the Company Terminate this agreement within 265 days of the execution of this agreement, the Company agrees to the following:

1. It shall be responsible for any costs incurred in the Registration of the Company's Regulation A up to the date of termination, unless this agreement is terminated after the 265th day of the execution of this agreement, then the Company will no longer be responsible for any costs incurred in relation to the Company's Direct Public Offering.
2. Should the Company terminate this agreement :
   a. Within 53 days of the execution of this agreement, the Company agrees to release 100% of the escrowed securities to the "Alternative Securities Markets Group Corporation", or its successors or assigns, fully diluted within five business days.
   b. Within 106 days of the execution of this agreement, the Company agrees to release 80% of the escrowed securities to the "Alternative Securities Markets Group Corporation", or its successors or assigns, fully diluted within five business days.
   c. Within 159 days of the execution of this agreement, the Company agrees to release 60% of the escrowed securities to the "Alternative Securities Markets Group Corporation", or its successors or assigns, fully diluted within five business days.
   d. Within 212 days of the execution of this agreement, the Company agrees to release 40% of the escrowed securities to the "Alternative Securities Markets

Group Corporation", or its successors or assigns, fully diluted within five business days.

e. Within 265 days of the execution of this agreement, the Company agrees to release 20% of the escrowed securities to the "Alternative Securities Markets Group Corporation", or its successors or assigns, fully diluted within five business days.
f. After the 266th day of the execution of this agreement, there is no termination penalty for the termination of this agreement.

We look forward to partnering with you on this business opportunity.

IN WITNESS WHEREOF, the parties hereto have caused this agreement to be executed by their duly authorized officers. Signature on this Cover Sheet is in lieu of, and has the same effect as, signature on each document referenced herein.

COMPANY

Company Name: Remington Energy Group Corporation

Company Address: 737 James Lane, Incline Village, NV, 89450

By (signature): Weslie W. Johnson

Print Name: Weslie W. Johnson

Title: CEO

Date: 10/07/2014

ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION (if accepted):

By: [signature]

Name: Mr. Steven Joseph Muehler

Title: Founder and Chief Executive Officer

Date: 10/06/2014

Signature Certificate

Document Reference: HEPIW6IWK5GV65JZDKKNIG

RightSignature
Easy Online Document Signing

WesRemingtonEnergyGroup.com
Party ID: RISM2YIDE5VRX3S99SWAAE
IP Address: 66.215.141.6
VERIFIED EMAIL: wes@remingtonenergygroup.com

Multi-Factor Digital Fingerprint Checksum: e4756cfa6c95ea8c7226867989305fb1131ea8ef

Alternative Securities Markets Group
Party ID: 82LVLKI6YKC7KBW6EKR5L5
IP Address: 76.91.17.17
VERIFIED EMAIL: legal@asmmarketsgroup.com

Multi-Factor Digital Fingerprint Checksum: a5ab547cd550be154575c145a231ca4d0e937dcf

Timestamp	Audit
2014-10-07 10:04:36 -0700	All parties have signed document. Signed copies sent to: WesRemingtonEnergyGroup.com and Alternative Securities Markets Group.
2014-10-07 10:04:36 -0700	Document signed by WesRemingtonEnergyGroup.com (wes@remingtonenergygroup.com) with drawn signature. - 66.215.141.6
2014-10-06 14:43:08 -0700	Document viewed by WesRemingtonEnergyGroup.com (wes@remingtonenergygroup.com). - 66.215.141.6
2014-10-06 13:43:04 -0700	Document signed by Alternative Securities Markets Group (legal@asmmarketsgroup.com) with drawn signature. - 76.91.17.17
2014-10-06 13:42:43 -0700	Document viewed by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17
2014-10-06 13:42:43 -0700	Document created by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17

This signature page provides a record of the online activity executing this contract.

Remington Energy Group Corporation

Direct Public Offering / ASM Main Market / Regulation A

Live Interactive IPO Video & Chat Feed Available on IPO Day



Remington Energy Group Corporation

- Nevada Stock Corporation
- SEC CIK Number: 000158786
- ISIN Number: Pending
- Regulation A & Regulation S
- **Status: Pending SEC Qualification**

Terms of Investment:

- 50,000 - 9% Convertible Preferred Stock Shares
- $100.00 USD Per Share
- Shareholder Conversion Option - Year 2 Preferred converts to Common at Market Value - see prospectus for conversion details
- Shareholder Conversion Option - Year 3 Preferred converts to Common at Market Value minus 5% - see prospectus for conversion details
- Shareholder Conversion Option - Year 4 Preferred converts to Common at Market Value minus 10% - see prospectus for conversion details
- Shareholder Conversion Option - Year 5 Preferred converts to Common at Market Value minus 15% - see prospectus for conversion details
- Mandatory Conversion - Last Day of Year 5 Preferred converts to Common at Market Value minus 15% - see prospectus for conversion details
- OTCQB or OTCQX Listing in 2015 or 2016

Company Financial Reports:

- View Company Annual Audited and Quarterly non-audited Financials (**Link**)

Remington Energy Group Corporation

About Remington Energy Group Corporation:

Remington Energy Group Corporation ("Company", "We", "Our" or "Us") is a Nevada Company that was originally formed in March of 2012 as a Limited Liability Corporation and converted to a Nevada Stock Corporation in August of 2013. Remington Energy Group is engaged in the exploration, acquisition and operation of Oil & Natural Gas properties, primarily in the State of Pennsylvania. Because Oil & Natural Gas exploration and development requires significant capital, and because the Company's assets are limited, we participate in the Oil & Gas Industry through the acquisition of leases in and around already producing Oil & Natural Gas producing wells and Oil & Natural Gas Exploration and Development projects with major industry producers.

Remington Energy Group is led by our Management Team which consists of our Founder, Wes Johnson and Brent Johnson who oversee the daily operations and the drilling projects with our Drilling Team. Also involved is Donald White who researches future drilling sites as well as works with our Drilling Team analyzing well logs and site reports.

For our Drilling Team we have selected an extremely experienced well drilling company and well operator in D & S Energy Corp (D & S). They are familiar with the drilling site and have drilled several offsetting wells to our sites with producing and viable oil and galas wells in the past year.

D & S is an independent oil and gas drilling, operating, and producing company with principal operating offices located in Tiona, Pennsylvania. D & S Energy was formed in Jan. 2006 and has been in continuous operation since that time. During that time D & S Energy has drilled and completed approximately 135 oil and gas producing wells in Venango, Jefferson, Forest, Warren, and McKean Counties, Pa. and Allegany Co., NY. D & S continues to operate the majority of these wells at this time. These wells have been done exclusively for the benefit of various drilling investment funds.

Currently D & S turnkey drills approximately 35 wells per year in the oil and gas region of Northwestern Pa. in the counties mentioned. D & S has an extensive lease bank with most properties held by previous production. D & S is continuing to expand its lease base as future viable prospects become available. D & S' focus is strictly on what is known as "developmental" drilling prospects. That refers to D & S' leases which are near or adjoin other properties that have already had previous wells drilled on them and / or are surrounded or off-set by previous production of other operating companies. This assures a better than industry standard success rate of producing oil and gas wells in this region. These wells are classified as "shallow wells" by pertinent government agencies and regulated as such.

D & S as the driller and operator also take on all responsibility for state, local and federal laws and responsibilities in regard to rules and regulations of the Oil and Gas industry including all environmental regulations. D & S also carry's the liability insurance to cover the wells and their drilling operation. All licenses required to drill in the State of Pennsylvania are held and maintained by D & S. D & S is responsible for all mineral rights and royalties to lease owners paid out of their royalties that are received from production of the wells.

Drilling Partner - D&S Energy Corporation

D & S has an excellent team of experienced engineering, production staff, roustabout crews, and office personnel. A brief resume of the key people employed by D & S as follows:

Gary Neely: Founder, Owner, President and CEO of D & S Energy Corp

Graduate Geologist, 1977
Over 37 years of experience in oil and gas industry, primarily in the Appalachian Basin.
Drilled, produced and worked on approximately 2500 shallow oil and gas wells.
Veteran: USMC 1966-1972

DeborahMorris: Vice President, CFO, Corporate Secretary/Treasurer of D & S Energy since 2009
Former Owner and President of Morris Bros. Lumber Co.
Extensive background in timber, mineral resource management, business management and accounting.

Tim Johnson: Project Supervisor and Production Manager
30 plus years experience in oil and gas industry as engineer, production manager, drilling and well completion engineer.

D & S has an additional staff of 18-25 (some are seasonal) employees who specialize in well tending, roustabout work, electrical and mechanical work necessary to maintain the wells.

In addition, D & S owns and operates its own proprietary well treatment chemicals and equipment used to enhance production of the wells.

Company Plan for Profitability:

To date, the company has no revenues due to no wells having been drilled to date. Once the Company has achieved capitalization of a minimum of $1,000,000 through the Offering, the Company will have the capital required to obtain necessary permits and proceed with drilling and initial well operations. The $1,000,000 minimum is enough capital to begin Company operations and drill the first five wells. After the minimum of $1,000,000 has been secured through the Offering, each additional investment of $200,000 will add one more well to the Company's well total. Upon the completion of the entire Offering of $5,000,000, the Company estimates that it will have 25 Wells drilled.
The Company's plan is to use 75% of the net income from well production for reinvestment into the Company for additional wells. The remaining 25% of the net income from well production will go towards operating expenses (estimated to be about 13% of the total net income of all well production) and contingencies and reserves (estimated to be about 12% of the total net income of all well production).

The operating expenses in the first year are estimated at 13% to cover basic costs of business operations, such as (but not limited to): travel, water for drilling and well operations, electrical, bookkeeping, site office and monthly maintenance costs. The existing debt of the Company from its Founder and Chief Executive Officer, Mr. Johnson, will not be paid back from Investor Funds, but by the profits of the operating wells once the wells are producing net income. After year two of operations, the Company feels that with the subsequent increase in producing wells, the Company's expenses should begin to decrease at a rate of 8-9% per annum.

A contingency and reserve account will be funded using approximately 12% of the net income for unforeseen expenses for the Company, as well as for deposits on future well drilling sites of the Company. The Company has options on additional leases through the Driller and Operator, D&S Energy Corporation, to either lease or have assigned to the Company, additional well sites to continue the growth of the Company through the acquisition of additional drill sites and wells.

As the Company begins to receive incomes and reinvests its net profits back onto the Company as described above, the Company believes this "reinvestment methodology" will provide a substantial increase in the value of the Company in the future.

Young WT 5574 Lease, in which the Company has 100 drill sites available, is located in the highly sought-after "Morrison Oil and Gas Field" which currently has more than 300 producing wells surrounding the Company's lease site within a three mile radius, and the Company's lease site is surrounded on three sides by companies such as: Shell, Catalyst Energy, MSL Oil and Gas, Stonehaven Energy, Snyder Bros, and SWEPI Energy. The Company's Driller and Operator, D&S Energy, has many years of drilling experience with over 200 wells drilled in the Morrison Oil and Gas Field. In the last eighteen months, D&S Energy has drilled and put into production over 29 wells on the Young WT 5577 lease, where the Company will be drilling wells. This relationship has allowed the Company to see and monitor current production of the areas producing wells and verify that wells drilled on the Young 5574 lease are producing commercially viable ("the ability of a business, product or service to compete effectively and to make a profit"(See Footnote: 1 below)) quantities of oil and natural gas. To the best estimation of the Company, through both onsite review and through industry data references, there are "hundreds" of active producing wells surrounding the WT 5574 Tract where the Company has its leases.

Current production of the wells that are being operated by D&S Energy on the Young WT 5574 Lease are producing between 8-35 bbl (bbl equal one "barrel", or 42 us gallons, or 35 UK imperial gallons, or approximately 159 liters, or 9,702 cubic meter on average) per day and between 20-60 mcf (mcf = Metric Cubic Feet, equals the volume of 1,000 cubic feet of natural gas) of gas per day. The 29 wells that have been drilled are now producing and an additional 10 wells are currently being drilled throughout the 1,100 plus acre WT 5574 Lease to test the oil producing geological formations and verify the "commercial viability" of the location. These wells drilled, logged and tested prior to being placed into production, and each oil and gas well shows similar geological formation information concerning oil and gas formations. This geological formation information should be similar to the wells the Company will be drilling on its lease.

As part of the Illustrations below, a third party independent log assessment summary and oil and gas reserve analysis from Billman Geologic Consultants Inc. showing the amount of calculated and estimated oil and gas reserves in the first five wells drilled. The Company believes, as Billman Geological Consultants state, that their estimates are very conservative as log analyses included with the report only went down to approximately 1,300 feet, and there are deeper "payzones" (payzone is a term used in the oil and gas industry that refers to the rock in which oil and gas are found in exploitable quantities) that are were not analyzed for the report. The Company has also included below, production reports obtained from the Pennsylvania Department of Environmental Protection (PA DEP) from wells that are on the leases that surround the WT 5574 tract. The Company has also included below, maps showing hundreds of oil and gas wells that are on the neighboring leases mentioned earlier in this section, all within three miles of the WT 5574 lease, and charts showing the number of oil and gas wells permitted and drilled in McKean County, Pennsylvania. These all show that the Company's lease is in an area where there is a very active and oil and gas area. As can be seen on the maps, the well drilling activity in the Morrison Oil Field starts directly to the Northeast of the WT 5574 Tract, and over the years, has spread out from there and is now moving to the Southwest in the direction of the WT 5574 Tract.

Looking at production reports included below, one can see that the reports have only been tracked by the Pennsylvania Department of Environmental Protection since 2007. One would also see that the reporting, even though required by Pennsylvania Law, is sporadic at best, and not enforced in any way. These wells, and the wells the Company will be drilling, are all "Shallow Wells". The Company's mineral rights are from the surface to 3,000 feet below the surface. These "Shallow Wells", the Company believes, will produce 60% to 70% of their overall production in the first 4-6 years. These types of wells are also known as "Stripper Wells", will have their top production the first year and then they will steadily decline approximately 30% to 35% per year until the well gets to a point where it will "level off" to a lower production and can continue to produce for a well life of between 10-15 years as shown in the reports below. In the past, the actual recoverable oil and gas was between 7% to 10%, however with the new drilling and production techniques such as "Fracking" and "Well Additives", among other techniques, oil and gas recovery has gone up to 18% to 23%, which is increasing the profitability of these shallower wells. Look at the production reports below, and extrapolating the current production back to the original production numbers and looking at the Geological Report, it is easily calculated that these wells have substantial reserves and the Company believes it will initially match the production number of 8-35 bbls per day.

With current oil prices on September 22, 2014 of over $90 per bbl, and gas prices on September 22nd, 2014 in the

$3 per mcf range (see chart in Exhibits section of this Offering and below), the Company is very confident that this Company will be profitable once investment capital has been raised, the proposed business operations as detailed in this Offering are commenced, and when the wells on the Company's lease have been drilled and placed into production.

SEE PUBLIC OFFERING DOCUMENT FOR MAPS, CHARTS AND ADDITIONAL INFORMATION

Company Executives:

Mr. Wes Johnson - Founder, Chief Executive Officer & Chairmand of the Board of Directors

Mr. Wes W. Johnson grew up in a heavy construction family, frequently moving with the family throughout California and Arizona to various road, bridge and dam job sites. It was very important to his father to keep the family together while traveling to the many job sites, thereby instilling in Mr. Johnson a very family orientated lifestyle. Mr. Johnson attended high school in Arroyo Grande, California and attended college at Cal Poly, San Luis Obispo, California studying animal science and business. After college, Mr. Johnson entered the family construction business and received his California General Building Contractor's License, later adding a General Engineering Contractor's License. Mr. Johnson built numerous projects in San Luis Obispo and Santa Barbara Counties, including single family homes, multi-family housing projects, commercial retail and industrial properties, schools and medical buildings. The next step was investing in real estate development projects in California and numerous other States.

After a move to Austin, Texas, Mr. Johnson became involved in developing and building Single Family Residents and Multi-Family projects as well as land development and multi-family investments. While in Texas, Mr. Johnson was introduced to the Texas Oil Business through a real estate associate and began investing in oil production and re-work projects. As one point, Mr. Johnson was working on an acquisition of several abandoned wells in Oklahoma when oil prices went down to $12-$15 per barrel. The oil holdings were liquidated.

After a few years of passively observing the oil industry, Mr. Johnson began searching for the right opportunity in the Oil Industry. Two years later, after looking in Texas, Oklahoma, Ohio and Kansas, the oil project in Pennsylvania was presented and deemed to be a great opportunity. The project is in a proven oil field with existing production from several major oil companies and a proven drilling and operating company with whom the Company can partner. Mr. Johnson formed Remington Energy Group Corporation and proceeded to acquire the lease to develop 100+ oil wells in the Northwest part of Pennsylvania.

Mr. Johnson lives with his Wife in Incline Village, Nevada on the shore of beautiful Lake Tahoe. He has a daughter and her family in San Diego, California and a Son and his family residing in Portland, Oregon.

Mr. Donald White - Advisor & Board of Directors Member

Mr. Donald White was born in St. Louis, Missouri and was brought to California when his Father moved to the Antelope Valley to work in the Aircraft Industry. Mr. White grew up in Palmdale, California where he attended grade school and graduated from Palmdale High School. After graduation, Mr. White was employed by the State of California "Department of Water Resources" as a Soils Test Engineer. During this time Mr. White worked on the Feather River Project – the construction of an aqueduct, from Orville, California and culminating in Perris, California.

Due to a budget crisis in the California, Mr. White left his position with the California Department of Water Resources and returned to college to take preparatory courses prior to working for Lockheed Aircraft on the building of the L-1011 Tri-Star Jumbo Jet and the implementing of manufacturer changes on the Rolls Royce Jet Engines. It was during this time when he felt the call to duty and enlisted in the United State Marine Corps for a six year tour of duty. After graduating at the top of his class in advanced avionics in NAS Memphis, Tennessee, Mr. White was stationed in El Toro, California, where he became an electronic technician working on forward looking, side looking and infrared detection systems for the reconnaissance F-4 Aircraft. For the last three years of his tour of duty, Mr. White transitioned into the test equipment and calibration of all electronics pertaining to both fighter and recon aircraft on both Fixed Wing and Helicopter Aircraft.

Upon being honorably discharged from the United State Marine Corps, Mr. White went to work as Vice President and Supervisor for a construction company specializing in development of dental offices. After obtaining his own B1 License from the State of California, Mr. White started his own construction company specializing in the development and construction of medical and dental offices, development and construction of single family homes as well as commercial buildings.

After moving to San Diego, California, Mr. White continued in the building of single family homes as an independent contractor for a large remodeling and construction company. Mr. White then moved to Alta Loma, California where he became a supervisor for a large property management company, responsible for the construction and rehab of commercial, single family and small to very large multi-family units. These responsibilities took Mr. White throughout Southern California; Atlanta, Georgia; San Antonio, Texas; and other areas in the Southeastern region of the United States.

After the downturn in the economy, Mr. White became semi-retired and started consulting on a part-time basis with real estate development along with his interest in Oil & Natural Gas Investments.
Currently residing in Montclair, California, Mr. White owns and operates a custom motorcycle shop building and creating custom bikes in his free time. Mr. White's three children are spread throughout the United States, with his oldest Son and his family living in Wyoming, his youngest Son and family residing in Arizona and his daughter living in Idaho.

MR. White's has been with "Donald White Consulting" for Five Years and with "BMW Investment Group, LLC" for the last one year, each of which he is the sole owner and manager.

Mr. Brent Johnson - Advisor & Board of Directors Member

Mr. Brent Johnson grew up on the Eastern Side of the Sierra Nevada Mountain Range in California where he attended elementary school and participated in numerous mountain activities, primarily skiing. Mr. Johnson later moved to the West Side of Austin, Texas where he attended high school and assisted in the Family Business which was focused on construction and real estate development.

Mr. Johnson attended College at Sonoma State University located in Northern California's Wine Country, where he received his Bachelor's Degree in Business. During this time Mr. Johnson played on the intercollegiate National Title Winning Lacrosse Team. In his senior year, time was spent with finalizing his studies and traveling to Portland, Oregon to manage the family properties.

After college, Mr. Johnson moved to Portland, Oregon to join the Family Business on a full-time basis, where he was responsible for overseeing the management and rehab of numerous multi-family and commercial retail portfolio of properties, valued in excess of $20,000,000.

Mr. Johnson currently works (for the last five years) for the loan servicing firm First Commerce, LLC holding a position as a Senior Loan Portfolio Manager and is responsible for analyzing loan portfolios, servicing individual loans and managing the Company's Portfolio. Mr. Johnson resides in Portland, Oregon with his wife and Son.

Mr. Steven J. Muehler - Capital Markets Consultant

Mr. Steven J. Muehler is the Founder & Chief Executive Officer of the Alternative Securities Markets Group. Mr. Muehler is also the host of the weekly Radio and HD WebTV Show "On the Corner of Main Street and Wall Street". Additional information about Mr. Steven J. Muehler can be found at: **http://www.SteveMuehler.com**

FOLLOW US:

Mr. Steven J. Muehler

Founder of the "Alternative Securities Market"
Host of "Steve Muehler, on the Corner of Main Street and Wall Street"

Disruptive Innovation: *"A term of art describing a process by which a product or service takes root initially in simple applications at the bottom of a market and then relentlessly moves up market, eventually displacing established competitors."*

In April of 2014, I introduced the "***Alternative Securities Markets Group***" and the "***Alternative Securities Market***" to the the CrowdFunding Landscape. The Landscape of CrowdFunding today is oversaturated with with "*alleged Crowdfunding professionals*" that have absolutely no investment banking experience. Currently, Crowdfunders are limited to the issuance of Regulation D Securities to a class of investors known as "Accredited Investors" (*generally the elite upper 7% of U.S. Citizens, also referred to as "the rich"*) to invest in their companies. Because the Alternative Securities Market main class of securities are Regulation A Securities, *all investors* (*not just "the rich"*) can invest in the majority of the securities listed for sale on the Alternative Securities Market.

You may be asking yourself at this point, "*why don't the "CrowdFunders" utilize Regulation A to raise investor capital*"? The answer is quite simply (*and quite sad*), as is stated on the "***About***" tab on this website (*toward the bottom of the page*), a Regulation A Securities Offering requires the legal drafting of "***SEC Form 1-A***" (*a lengthy legal document*), and the submission of the SEC Form 1-A to the SEC for Review, Comment and Qualification. This process can take weeks to months (*depending on your ability to prepare a complete registration document and then respond to comments from the SEC*). and then once completed, there can be costs of thousands of dollars of costs as the company files the qualified Regulation A for a public offering of securities in multiple states. Lets be honest, most "Regulation D" entrepreneurs and brokers generally are not willing, or are even unable to incur thousands of dollars in registration fees.

It is for this exact fact I established the Alternative Securities Markets Group, essentially invading the CrowdFunding Landscape with a "***superior CrowdFunding product at a price point that other CrowdFunders cannot compete with***". *How do we do this you may ask?* The answer is simple, we pay for all the State Registration Costs associated with a Company's Regulation A Public Offering (*we do recover the costs as the company becomes capitalized on the Alternative Securities Market as a cost of offering*), and the only financial responsibility any listed compay has to the Alternative Securities Market is a monthly public reporting fee of $75, which is for the public distribution of the annual, quarterly and monthly public reporting requirements of all companies on the Alternative Securities Marlet.

The ultimate differences between the Alternative Securities Market and the rest of the CrowdFunders are:

- The Alternative Securities Market is able to be invested in by ***ALL INVESTORS***, including Accredited and Non-Accredited Investors, U.S. Citizens and Non-U.S. Citizens, as well as private individual investors and institutional investors.
- Investors do not need to submit personal financial documents in order to invest (*as is associated with Regulation D Investments*)
- All Companies on the Alternative Securities Market agree to be "*public reporting companies*", which includes (*but is not limited to*): (1) quarterly un-audited financial statements, (2) annual audited financial statements, (3) quarterly conference calls with shareholders, (4) monthly "state of the company letter" to shareholders, (5) corporate action notices, which include (*but not limited to*): mergers, acquisitions, stock issues and stock splits, reverse splits, etc.
- Most Securities on the Alternative Securities Market are able to be sold or traded on the Alternatve Securities Markets Group Secondary Securities Market, which is a secondary "Ebay" style market where investors can post their Regulation A, Regulation S and Regulation D "unrestricted" Securities for sale (*termed as "posting an Ask"*), and buyers can review sellers "ask" terms, as well as the company's information for which the seller is selling securities, and post a "bid" to buy the securities for sale in an "online auction". The majority of Regulation A are issued "non-restricted" and can be immediately bought and resold immediately, while Regulation D and Regulation S Securities are restricted from resale for a period of 6-12 months.
- The Alternative Securities Market is ***not*** a "*for hire*" market (*unlike all the CrowdFunding platforms that post information for any company that will pay their listing fees*)! All companies must apply for listing, go throug a due diligence period while we consider the Company's listing, and then go through a registration process with the United States Securities & Exchange Commission as well as with various State Regulators.

In each of the last five years, less than twenty Regulation A's have been submitted to the United States Securities & Exchange Commission for review, comment and qualification. In 2013, only a total of eleven Regulation A Registration Statements were submitted to the SEC. The Alternative Securities Market opened its doors in April of 2014, and since opening, I have personally authored and submitted more than Thirty Regulation A Registration Statements to the United States Securities & Exchange Commission in just over four months (*I am currently the undisputed Regulation A Champion with no close second*). I fully expect the eclipse the 100 mark before the close of 2014!

My Regulation A Registration Statements Drafted and Submitted to the United States Securities & Exchange Commission (Since April 1st, 2014 to October 1st, 2014):

Companies on the Market (client Regulation A's)

- Broadcast 3DTV, Inc.
- Carbon Crafters, Inc.
- Cyber Holdings, Inc.
- Diggers BBQ Franchise, Inc.
- FlashPoints Advertising Systems, Inc.
- Leo Tech Holdings, Inc.
- ManeGain, Inc.
- Omega Creamery, Inc.
- PV Developers I, LLC

- PV Developers II, LLC
- Real Hip-Hop Network, Inc.
- Remington Energy Group Corporation
- Rum Cay Ocean Resort & Spa Development, LLC
- Rum Cay Ocean Resort & Sap Development II, LLC
- Samba Brazilian Gourmet Pizza Corporation
- Secure Authenticated Systems, Inc.
- StepOne Personal Health, Inc.
- U.S. Grand Prix Championship Corporation
- XCalibur Shoes

ASMG Regulation A's:

- Alternative Securities Markets Group Aviation and Aerospace Market
- Alternative Securities Markets Group Biofuels Market
- Alternative Securities Markets Group California Water Rights Market
- Alternative Securities Markets Group Commercial Mortgage Clearinghouse
- Alternative Securities Markets Group Energy Market
- Alternative Securities Markets Group Entertainment and Media Market
- Alternative Securities Markets Group Fashion and Textiles Market
- Alternative Securities Markets Group Financial Services Market
- Alternative Securities Markets Group Food and Beverage Market
- Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC
- Alternative Securities Markets Group Fixed Income Mortgage Fund II, LLC
- Alternative Securities Markets Group Fixed Income Mortgage Fund III, LLC
- Alternative Securities Markets Group Hotel and Hospitality Market
- Alternative Securities Markets Group Life Settlement Market
- Alternative Securities Markets Group Medical Device and Pharmaceuticals Market
- Alternative Securities Markets Group Mining & Mineral Rights Market
- Alternative Securities Markets Group Mining & Mineral Rights Market
- Alternative Securities Markets Group Oil & Natural Gas Market
- Alternative Securities Markets Group Residential Mortgage Clearinghous
- Alternative Securities Markets Group Restaurant and Nightclub Market
- Alternative Securities Markets Group Retail and E-Commerce Market
- Alternative Securities Markets Group New Technologies Market

We anticipate that the Alternative Securities Market will be the #1 Rated "CrowdFunding" Platforms and "Private Securities Markets" operating, not only in the United States, but on Planet Earth (*we are not yet opposed to increasing operations to other Planets or Galaxies in the not so distant future if the opportunity should ever arise*). The Alternative Securities Markets Group anticipates filing SEC Form 1 with the United States Securities & Exchange Commission prior to the close of the year 2014, which will make the Alternative Securities Market a Public Stock Exchange.

Visit
Alternative Securities Markets Group
4050 Glencoe Avenue
Marina Del Rey, California 90292

Call
T: 213-407-4386

Contact
Legal@AlternativeSecuritiesMarket.com

BYLAWS

OF

REMINGTON ENERGY
GROUP CORPORASTION

BYLAWS

OF

REMINGTON ENERGY
GROUP CORPORATION

ARTICLE I

SHAREHOLDERS

1. Annual Meeting

A meeting of the shareholders shall be held annually for the election of directors and the transaction of other business on such date in each year as may be determined by the Board of Directors, but in no event later than 365 days after the anniversary of the date of incorporation of the Corporation.

2. Special Meetings

Special meetings of the Shareholders may be called by the Board of Directors, Chairman of the Board or President, and shall be called by the Board upon the written request of the holders of record of a majority of the outstanding shares of the Corporation entitled to vote at the meeting requested to be called. Such request shall state the purpose or purposes of the proposed meeting. At such special meetings the only business which may be transacted is that relating to the purpose or purposes set forth in the notice thereof.

3. Place of Meetings

Meetings of the Shareholders shall be held at such a place within or outside of the State of Nevada as may be fixed by the Board of Directors. If no place is so fixed, such meetings shall be held at the principal office of the Corporation.

4. Notice of Meetings

Notice of each meeting of the shareholders shall be given in writing and shall state the place, date and hour of the meeting and the purpose or purposes for which the meeting is called. Notice of a special meeting shall indicate that it is being issued by or at the direction of the person or persons calling or requesting the meeting.

If, at any meeting, action is proposed to be taken which, if taken, would entitle objecting shareholders to receive payment for their shares, the notice shall include a statement of that purpose and to that effect.

A copy of the notice of each meeting shall be given, personally or by first class mail, not less than ten nor more than fifty days before the date of the meeting, to each shareholder entitled to vote at such meeting. If mailed, such notice shall be deemed to have been given when deposited in the United States Mail, with postage thereon prepaid, directed to the shareholder at his / her / its address as it appears on the record of the shareholder, or, if he / she / it shall have filed with the Secretary of the Corporation a written request that notices to him / her / it be mailed to some other address, then directed to him / her / it a such other address.

When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken. At the adjourned meeting any may be transacted that might have been transacted on the original date of the meeting. However, if after the adjournment of the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record on the new record date entitled to notice under this Section 4.

5. Waiver of Notice

Notice of a meeting need not be given to any shareholder who submits a signed waiver of notice, in person or by proxy, whether before or after the meeting. The attendance of any shareholder at a meeting, in person or by proxy, without protesting to the conclusion of the meeting the lack of notice of such meeting, shall constitute a waiver of notice by him / her / it.

6. Inspectors of Election

The Board of Directors, in advance of any shareholders' meeting, may appoint one or more inspectors to act at the meeting or any adjournment thereof. If inspectors are not so appointed, the person presiding at a shareholders' meeting may, and on the request of any shareholder entitled to vote thereat shall, appoint two inspectors. In case any person appointed fails to appear or act, the vacancy may be filled by appointment in advance of the meeting by the Board or at the meeting by the person presiding thereat. Each inspector, before entering upon the discharge of their duties, shall take and sign an oath faithfully to execute the duties of such inspector at such meeting with strict impartiality and according to the best of their ability.

The inspectors shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots, or consents, hear and determine all challenges and questions arising in connection with the right to vote at the meeting, count and tabulate all votes, ballots or consents, determine the result thereof, and do such acts as are proper to conduct the election or vote with fairness to all shareholders. On request of the person presiding at the meeting, or of any shareholder entitled to vote thereat, the inspectors shall make a report in writing of any challenge, question or matter determined by them and shall execute a certificate of any fact found by them. Any report or certificate made by them shall be prima facie evidence of the facts stated and of any vote certified by them.

7. List of Shareholders at Meeting

A list of the shareholders as of the record date, certified by the Secretary or any Assistant Secretary or by a transfer agent, shall be produced at any meeting of the shareholders upon the request thereat or prior thereto of any shareholder. If the right to vote at any meeting is challenged, the inspectors of election, or the person presiding thereat, shall require such list of the shareholders to be produced as evidence of the right of the persons challenged to vote at such meeting, and all persons who appear from such list to be shareholders entitled to vote thereat may vote at such meeting.

8. Qualification of Voters

Unless otherwise provided in the Articles of Incorporation, every shareholder of record shall be entitled at every meeting of the shareholders to one vote for every share standing in its name on the record of the shareholders.

Treasury shares as of the record date and shares held as of the record date by another domestic or foreign corporation of any kind, if a majority of the shares entitled to vote in the election of directors of such other corporation is held as of the record date by the Corporation, shall not be shares entitled to vote or to be counted in determining the total number of outstanding shares.

Shares held by an administrator, executor, guardian, conservator, committee or other fiduciary, other than a trustee, may be voted by such fiduciary, either in person or by proxy, without the transfer of such shares into the name of such fiduciary. Shares held by a trustee may be voted by him or her, either in person or by proxy, only after the shares have been transferred into his or her name as trustee or into the name of his or her nominee.

Shares standing in the name of another domestic or foreign corporation of any type or kind may be voted by such officer, agent or proxy as the bylaws or such corporation may provide, or, in the absence of such provision, as the board of directors of such corporation may determine.

No shareholder shall sell his or her vote, or issue a proxy to vote, to any person for any sum of money or anything of value except as permitted by law.

9. Quorum of Shareholders

The holders of a majority of the shares of the Corporation issued and outstanding and entitled to vote at any meeting of the shareholders shall constitute a quorum at such meeting for the transaction of any business, provided that when a specified items of business is required to be voted on by a class or series, voting as a class, the holders of a majority of the shares of such class or series shall constitute a quorum for the transaction of such specified item of business.

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

The shareholders who are present in person or by proxy and who are entitled to vote may, by a majority of votes cast, adjourn the meeting despite the absence of a quorum.

10. Proxies

Every shareholder entitled to vote at a meeting of the shareholders, or to express consent to dissent without a meeting, may authorize another person or persons to act for him or her by proxy.

Every proxy must be signed by the shareholder or their / its attorney. No proxy shall be valid after the expiration of eleven months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except as otherwise provided by law.

The authority of the holder of a proxy to act shall not be revoked by the incompetence or death of the shareholder who executed the proxy, unless before the authority is exercised written notice of an adjudication of such incompetence or of such death is received by the Secretary or any Assistant Secretary.

11. Vote or Consent of Shareholders

Directors, except as otherwise required by law, shall be elected by a plurality of the votes cast at a meeting of shareholders by the holders of shares entitled to vote in the election.

Whenever any corporate action, other than the election of directors, is to be taken by vote of the shareholders, it shall, except as otherwise required by law, be authorized by a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon.

Whenever shareholders are required or permitted to take any action by vote, such action may be taken without a meeting or written consent, setting forth the action so taken, signed by the holders of all outstanding shares entitled to vote thereon. Written consent thus given by the holders of all outstanding shares entitled to vote shall have the same effect as an unanimous vote of shareholders.

12. Fixing the Record Date

For the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to or dissent from any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividend or the allotment of any rights, or for the purpose of any other action, the Board of Directors may fix, in advance, a date as the record date for any such determination of shareholders. Such date shall not be less than ten nor more than fifty days before the date of such meeting, nor more than fifty days prior to any other action.

When a determination of shareholders of record entitled to notice of or to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof, unless the Board of Directors fixes a new record date for the adjourned meeting.

ARTICLE II

BOARD OF DIRECTORS

1. Power of Board and Qualification of Directors

The business of the Corporation shall be managed by the Board of Directors. Each director shall be at least eighteen years of age.

2. Number of Directors

The number of directors constituting the entire Board of Directors shall be the number, not less than FOUR nor more than SEVEN, fixed from time to time by a majority of the total number of directors which the Corporation would have, prior to any increase or decrease, if there were not vacancies, provided, however, that no decrease shall shorten the term of an incumbent director, and provided further that if all of the shares of the Corporation are owned beneficially and of record by less than three shareholders, the number of directors may be less than three but not less than the number of shareholders. Until otherwise fixed by the directors, the number of directors constituting the entire board shall be FOUR.

3. Election and Term of Directors

At each annual meeting of shareholders, directors shall be elected to hold office until the next annual meeting and until their successors have been elected and qualified or until their death, resignation or removal in the manner hereinafter provided.

4. Quorum and Term of Directors

A majority of the entire Board of Directors shall constitute a quorum for the transaction of business, and, except where otherwise provided herein, the vote of a majority of the directors present at a meeting at the time of such vote, if a quorum is then present, shall be the act of the Board.

Any action required or permitted to be taken by the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board or the committee consent in writing to the adoption of a resolution authorizing the action. The resolution and the written consent thereto by the members of the Board or committee shall be filed with the minutes of the proceeding of the Board or committee.

5. Meetings of the Board

An annual meeting of the Board of Directors shall be held in each year directly after the annual meeting of shareholders. Regular meetings of the Board shall be held at such times as may be fixed by the Board. Special meetings of the Board may be held at any time upon the call of the President or any two directors.

Meetings of the Board of Directors shall be held at such places as may be fixed by the Board for annual and regular meetings and in the notice of meeting for special meetings. If no place is so fixed, meetings of the Board shall be held at the principal office of the Corporation. Any one or more members of the Board of Directors may participate in meetings by means of a conference telephone or similar communications equipment.

No notice need be given of annual or regular meetings of the Board of Directors. Notice of ach special meeting of the Board shall be given to each director either by mail not later than noon, Nevada Time, on the third day prior to the meeting or b telegram, written message or orally not later than noon, Nevada Time, on the day prior to the meeting. Notices are deemed to have been properly given if given: by mail, when deposited in the United States Mail; by telegram at the time of filing; or by messenger at the time of delivery. Notices by mail, telegram or messenger shall be sent to each director at the address designated by him or her for that purpose, or, if none has been so designated, at his or her last known residence or business address.

Notice of a meeting of the Board of Directors need not be given to any director who submits a signed waiver of notice whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to any director.

A notice, or waiver of notice, need not specify the purpose of any meeting of the Board of Directors.

A majority of the directors, whether or not a quorum is present, may adjourn any meeting to another time and place. Notice of any adjournment of a meeting to another time or place shall be given, in the manner described above, to the directors who were not present at the time of the adjournment and, unless such time and place are announced at the meeting, to the other directors.

6. Resignations

Any director of the Corporation may resign at any time by giving written notice to the Board of Directors or to the President or to the Secretary of the Corporation. Such resignation shall take effect at the time specified therein; and unless otherwise specified therein the acceptance of such resignation shall not be necessary to make it effective.

7. Removal of Directors

Any one or more of the directors may be removed for cause by action of the Board of Directors. Any or all of the directors may be removed with or without cause by vote of the shareholders.

8. Newly Created Directorships and Vacancies

Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the Board of Directors for any reason except the removal of directors by shareholders may be filled by vote of a majority of the directors then in office, although less than a quorum exists. Vacancies occurring as a result of the removal of directors by shareholders shall be filled by the shareholder. A director elected to fill a vacancy shall be elected to hold for the unexpired term of his predecessor.

9. Executive and Other Committees of Directors

The Board of Directors, by resolution adopted by a majority of the entire Board, may designate from among its members an executive committee and other committees each consisting of three or more directors and each of which, to the extent provided in the resolution, shall have all the authority of the Board, except that no such committee shall have authority as to the following matters: (a) the submission to shareholders of any action that needs shareholders' approval; (b) the filling of vacancies in the Board or in a committee; (c) the fixing of compensation of the directors for serving on the Board or on any committee; (d) the amendment or repeal of the bylaws, or the adoption of new bylaws; (e) the amendment or repeal of any resolution of the Board which, by its term, shall not be so amendable or repealable; or (f) the removal or indemnification of directors.

The Board of Directors may designate one or more directors as alternate members of any such committee, who may replace any absent member or members at any meeting of such committee.

Unless a greater proportion is required by the resolution designating a committee, a majority of the entire authorized number of members of such committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members present at a meeting at the time of such vote, if a quorum is then present, shall be the act of such committee.

Each such committee shall serve at the pleasure of the Board of Directors.

10. Compensation of Directors

The Board of Directors shall have authority to fix the compensation of Directors for services in any capacity.

11. Interest of Directors in a Transaction

Unless shown to be unfair and unreasonable as to the Corporation, no contract or other transaction between the Corporation and one or more of its directors, or between the Corporation and any other corporation, firm, association or other entity in which one or more of the directors are directors or officers, or are financially interested, shall be either void or voidable, irrespective of whether such interested director or directors are present at a meeting of the Board of Directors, or of a committee thereof, which authorizes such contract or transaction and irrespective of whether his / her / their votes are counted for such purpose. In the absence of fraud any such contract and transaction conclusively may be authorized or approved as fair and reasonable by: (a) the Board of Directors or a duly empowered committee thereof, by a vote sufficient for such purpose without counting the vote or votes of such interested director or directors (although such interested director or directors may be counted in determining the presence of a quorum at the meeting which authorizes such contract or transaction), if the fact of such common directorship, officership or financial interest is disclosed or known to the Board or Committee, as the case may be; or (b) the shareholders entitled to vote for the election of directors, if such common directorship, officership or financial interest is disclosed or known to the shareholders.

ARTICLE III

OFFICERS

1. Election of Officer

The Board of Directors, as soon as may be practicable after the annual election of directors, shall elect a President, a Secretary, and a Treasurer, and from time to time may elect or appoint such other officers as it may determine. Any two or more offices may be held by the same person, except that the same person may not hold the offices of President and Secretary unless the person is the sole shareholder of the Corporation and holding of said offices of President and Secretary by such person is permitted under applicable law. The Board of Directors may also elect one or more Vice Presidents, Assistant Secretaries and Assistant Treasurers.

2. Other Officers

The Board of Directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board.

3. Compensation

The salaries of all officers and agents of the Corporation shall be fixed by the Board of Directors

4. Term of Office and Removal

Each officer shall hold office for the term for which he is elected or appointed; and until his or her successor has been elected or appointed and qualified. Unless otherwise provided in the resolution of the Board of Directors electing or appointing an officer, his or her term of office shall extent to and expire at the meeting of the Board following the next annual meeting of shareholders. Any officer may be removed by the Board with or without cause, at any time. Removal of an officer without cause shall be without prejudice to his or her contract rights, if any, and the election or appointment of an officer shall not of itself create contract rights.

5. President

The President shall be the chief executive officer of the Corporation, shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. The President shall also preside at all meetings of the shareholders and the Board of Directors.

The President shall execute bonds, mortgages and other contracts requiring a seal, under the Seal of the Corporation, except when required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation.

6. Vice Presidents

The Vice Presidents, in the order designated by the Board of Directors, or in the absence of any designation, then in the order of their election, during the absence or disability of or refusal to act by the President, shall perform the duties and exercise the powers of the President and shall perform such other duties as the Board of Directors shall prescribe.

7. Secretary and Assistant Secretaries

The Secretary shall attend all meetings of the Board of Directors and all meetings of the shareholders and record all the proceedings of the meetings of the Corporation and of the Board of Directors in a book to be kept for that purpose, and shall perform like duties for the standing committees when required. The Secretary shall give or cause to be given, notice of all meetings of the shareholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, under whose supervision the Secretary shall be. The Secretary shall have custody of the Corporate Seal of the Corporation and the Secretary, or an Assistant Secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the Secretary's signature or by the signature of such Assistant Secretary. The Board of Directors may give authority to any other officer to affix the seal of the Corporation and to attest the affixing by his or her signature.

The Assistant Secretary, or if there be more than one, the Assistant Secretaries in the order designated by the Board of Directors, or in the absence of such designation then in the order of their election, in the absence of the Secretary or in the event of the Secretary's inability or refusal to act, shall perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

8. Treasurer and Assistant Treasurer

The Treasurer shall have the custody of the corporate funds and securities; shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation; and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors.

The Treasurer shall disburse the funds as may be ordered by the Board of Directors, taking proper vouchers for such disbursement, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his or her transactions as Treasurer and of the financial condition of the Corporation.

If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office of the Treasurer, and for the restoration to the Corporation, in the case of the Treasurer's death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the possession or under the control of the Treasurer belonging to the Corporation.

The Assistant Treasurer, or if there shall be more than one, the Assistant Treasurers in the order designated by the Board of Directors, or in the absence of such designation, then in the order of their election, in the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, shall perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

9. Books and Records

The Corporation shall keep: (a) correct and complete books and records of account; (b) minutes of the proceeding of the shareholders, Board of Directors and any committees of directors; and a current list of the directors and officers and their residence addresses. The Corporation shall also keep at its office in the State of Nevada or at the office of its transfer agent or registrar in the State of Nevada, if any, a record containing the names and addresses of all shareholders, the number and class of shares held by each and the dates when they respectively became the owners of record thereof.

The Board of Directors may determine whether and to what extent and at what times and places and under what conditions and regulations any accounts, books, records or other documents of the Corporation shall be open to inspection, and no creditor, security holder or other person shall have any right to inspect any accounts, books, records or other documents of the Corporation except as conferred by statute or as so authorized by the Board.

10. Checks, Notes, etc.

All checks and drafts on, and withdrawals from the Corporation's accounts with banks or other financial institutions, and all bills of exchange, notes and other instruments for the payment of money, drawn, made, endorsed, or accepted by the Corporation, shall be signed on its behalf by the person or persons thereunto authorized by, or pursuant to resolution of, the Board of Directors.

ARTICLE IV

CERTIFICATES AND TRANSFERS OF SHARES

1. Forms of Share Certificates

The share of the Corporation shall be represented by certificates, in such forms as the Board of Directors may prescribe, signed by the President or a Vice President and the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer. The Shares may be sealed with the Seal of the Corporation or a facsimile thereof. The signatures of the officer upon a certificate may be facsimiles if the certificate is countersigned by a transfer agent or registrar other than the Corporation or its employee. In the case any officer who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of issue.

Each certificate representing shares issued by the Corporation shall set forth upon the face or back of the certificate, or shall state that the Corporation will furnish to any shareholder upon request and without charge, a full statement of the designation, relative rights, preferences and limitations of shares of each class of shares, if more than one, authorized to be issued and the designation, relative rights, preferences and limitations of each series of any class of preferred shares authorized to be issued so far as the same have been fixed, and the authority of the Board of Directors to designate and fix the relative rights, preferences and limitations of other series.

Each certificate representing shares shall state upon the face thereof: (a) that the Corporation is formed under the laws of the State of Nevada; (b) the name of the person or persons to whom issued; and the number and class of shares, and the designation of the series, if any, which such certificate represents.

2. Transfers of Shares

Shares of the Corporation shall be transferable on the record of shareholders upon presentment to the Corporation of a transfer agent or a certificate or certificates representing the shares requested to be transferred, with proper endorsement on the certificate or on a separate accompanying document, together with such evidence of the payment of transfer taxes and compliance with other provisions of law as the Corporation or its transfer agent may require.

3. Lost, Stolen or Destroyed Share Certificates

No certificate for shares of the Corporation shall be issued in place of any certificate alleged to have been lost, destroyed or wrongfully taken, except, if and to the extent required by the Board of Directors upon: (a) production of evidence of loss, destruction or wrongful taking; (b) delivery of a bond indemnifying the Corporation and its agents against any claim that may be made against it or them on account of the alleged loss, destruction or wrongful taking of the replaced certificate or the issuance of the new certificate; (c) payment of the expenses of the Corporation and its agents incurred in connection with the issuance of the new certificate; and (d) compliance with other such reasonable requirements as may be imposed.

ARTICLE V

OTHER MATTERS

1. Corporate Seal

The Board of Directors may adopt a Corporate Seal, alter such Seal at pleasure, and authorize it to be used by causing it or a facsimile to be affixed or impressed or reproduced in any other manner.

2. Fiscal Year

The fiscal year of the Corporation shall be the twelve months ending December 31st, or such other period as may be fixed by the Board of Directors.

3. Amendments

Bylaws of the Corporation may be adopted, amended or repealed by vote of the holders of the shares at the time entitled to vote in the election of any directors. Bylaws may also be adopted, amended or repealed by the Board of Directors, but any bylaws adopted by the Board may be amended or repealed by the shareholders entitled to vote thereon as herein provided.

If any bylaw regulating an impending election of directors is adopted, amended or repealed by the Board of Directors, there shall be set forth in the notice of the next meeting of shareholders for the election of directors the bylaw so adopted, amended or repealed, together with a concise statement of the changes made.

[signature]

Weslie W Johnson President, Remington Energy Group Corporation

January 17, 2013
Date

FINRA
Financial Industry Regulatory Authority

Interim Form for Funding Portals

If you intend to act as a funding portal under the JOBS Act, you may voluntarily submit this form to inform us about your future funding portal business. Your voluntary submission of the requested information will help FINRA better understand the funding portal community and help us develop rules specific to funding portals. FINRA will accord confidential treatment to the information that you submit.

Although a further filing will be needed before FINRA will be able to grant you membership, we intend to prepopulate for you a future funding portal membership form with the information that you submit on this form. FINRA membership will be made available after the SEC has adopted funding portal registration and other rules, and has approved FINRA's funding portal rules.

Please feel free to supplement the information that we request on this form with any additional information that you believe would be helpful.

Please submit the form to: fundingportals@finra.org. If you have any questions, please contact us at (212) 858-4000 and select "option 5."

Contact Information

Please provide us a contact person whom we can ask follow-up questions.

Contact person

First name	Steven Joseph
Last name	Muehler
Email address	Legal@AlternativeSecuritiesMarket.com
Phone number	213-407-4386
Fax number	None

Mailing address

Company name	Alternative Securities Markets Group Corp.
Street address, line 1	4050 Glencoe Avenue
Street address, line 2	Click here to enter text.
City	Marina Del Rey
State	California
Country	Los Angeles
Postal code	90292

Information About Your Business

I. General Information

a. Full Name of Funding Portal ("FP")

Alternative Securities Market

b. Any Other Name(s) Under Which Business Is or Will Be Conducted

None

c. Business Address

4050 Glencoe Avenue, Marina Del Rey, California 90292

d. All Website Addresses Where Business Is or Will Be Conducted

http://www.AlternativeSecuritiesMarket.com

e. Legal Status of FP (*e.g.*, Corporation, Limited Liability Company ("LLC"), Partnership, Sole Proprietorship or Other)

California Stock Corporation

f. State/Country of Formation

California

g. Date of Formation

October 2014

II. Ownership

a. Please use the schedule below to identify the *direct* owners of the FP. Please include, as applicable:

   i. any shareholder that directly owns 5 percent or more of a class of a voting security of the FP, unless the FP is a public reporting company (that is, subject to Sections 12 or 15(d) of the Securities Exchange Act of 1934 (the "Act"));

   ii. all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5 percent or more of the partnership's capital;

   iii. any trust, and each trustee, that directly owns 5 percent or more of a class of voting security of the FP, or has the right to receive upon dissolution, or has contributed, 5 percent or more of the FP's capital; and

   iv. all members of an FP that is a LLC that have the right to receive upon dissolution, or have contributed, 5 percent or more of the LLC's capital.

b. Please use the schedule below to identify the *indirect* owners of the FP. Regarding each direct owner provided in response to the above question, please complete the schedule below as follows:

   i. in the case of an owner that is a corporation, each of its shareholders that beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 25 percent or more of a class of a voting security of that corporation; (Note: For purposes of this schedule, a person beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security);
   ii. in the case of an owner that is a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 25 percent or more of the partnership's capital;
   iii. in the case of an owner that is a trust, the trust and each trustee; and
   iv. in the case of an owner that is an LLC , (i) those members that have the right to receive upon dissolution, or have contributed, 25 percent or more of the LLC's capital, and (ii) if managed by elected managers, all elected managers.

(Note: Continue up the chain of ownership listing all 25 percent owners at each level. Once a public reporting company (a company subject to Sections 12 or 15(d) of the Act) is reached, no further ownership information up the chain is required.)

Full Legal Name	Domestic or Foreign Entity or Individual	Entity in Which Interest Owned	Percentage of Interest in Entity Owned	CRD number, SSN or Tax ID
Mr. Steven Joseph Muehler, Founder & Chief Executive Officer	Individual	Alternative Securities Markets Group Corporation	100%	47-2050153
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(If additional space is needed, please submit a separate document as an additional attachment containing the information and identifying the question to which the information pertains.)

c. Identify (i) all subsidiaries of the FP and (ii) any affiliated entities with which the FP will engage in a business relationship in connection with its funding portal activities. Please identify any of these entities that are broker-dealers.

None

III. Funding

a. Source of Funding

Please identify below all contributions of equity capital or debt financing made to the FP's business.

Date	Name of Source	Recipient	Amount	Type (Equity or Debt)
October 2014	Mr. Steven J. Muehler	Alternative Securities Markets Group Corporation	$10,000 opening balance	Equity
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(If additional space is needed, please submit a separate document as an additional attachment containing the information and identifying the question to which the information pertains.)

IV. Management and Disclosure

a. Please identify by name, title and, if applicable, CRD number, each person associated with the FP who is or will be engaged in the management, direction or supervision of the FP's business.

Mr. Steven Joseph Muehler, Founder and Chief Executive Officer

b. Statutory Disqualifications

Is the FP or any person identified in response to questions II.a. or IV.a. subject to statutory disqualification pursuant to Section 3(a)(39) of the Act? (FINRA notes that we may expand this question to include additional persons in the future funding portal membership form.)

☐ Yes X No

[If 'Yes' indicated above] As applicable to the FP and each person, identify the nature of the disqualifying event, provide CRD number (if applicable) and describe the anticipated role with the FP.

None

c. Other Disclosure History (FINRA notes that we may expand this question to include additional persons and events in the future funding portal membership form.)
Is or has the FP or any person identified in response to questions II.a. or IV.a. been the subject of the following (or is any of the following otherwise true with respect to the FP or such person(s) identified): (i) any permanent or temporary adverse action by a state or federal authority, or a self-regulatory organization, with respect to a registration or licensing determination regarding the FP or any person identified in response to questions II.a. or IV.a.; (ii) a pending, adjudicated or settled regulatory action or investigation by the SEC, the CFTC, a federal, state or foreign regulatory agency, or a self-regulatory organization; (iii) an adjudicated or settled investment-related private civil action for damages or an injunction; (iv) a criminal action (other than a minor traffic violation) that is pending, adjudicated, or that has resulted in a guilty or no contest plea; (v) the FP or any person identified in response to questions II.a. or IV.a. is subject to unpaid arbitration awards, other adjudicated customer awards, or unpaid arbitration settlements; (vi) any person identified in response to questions II.a. or IV.a. was terminated for cause or permitted to resign after an investigation of an alleged violation of a federal or state securities law, a rule or regulation thereunder, a self-regulatory organization rule or an industry standard of conduct; or (vii) a state or federal authority or self-regulatory organization has imposed a remedial action, such as special training, continuing education requirements, or heightened supervision, on any person identified in response to questions II.a. or IV.a..

X Yes ☐ No

[If 'Yes' indicated above] As applicable to the FP and each person identified, provide CRD number (if applicable), the person's role with the FP and a description of the event(s).

Mr. Steven Joseph Muehler - See attached "California Cease and Desist" order and the Notes on Page 1 and the Underlined Section on the Second to Last Page.

V. Business Relationships, Business Model and Compensation

a. Certain Business Relationships
Please describe all business and contractual relationships the FP will maintain, as applicable, with the following:
   i. Escrow agents, transfer agents, and custodians of investor funds and securities
   ii. Securities brokers and dealers
   iii. Recordkeeping

See Attachments: 1. Business Description 2. U.S. Investor Suitability Questionnaire

3. Non-U.S. Investor Suitability Questionnaire
4. Institutional Investor Questionnaire

b. Please describe the FP's business model (*e.g.,* the types of securities to be presented to investors, any limitations on the types of issuers, how issuers will be presented to investors).

See Attachment

1. Business Description
2. U.S. Investor Suitability Questionnaire
3. Non-U.S. Investor Suitability Questionnaire
4. Institutional Investor Questionnaire

c. Please describe the forms and sources of compensation that the FP and persons associated with the FP expect to receive (*e.g.,* transaction-based, referral-based, flat fee, from issuers, from investors).

See Attached Business Description

d. Do you plan to use any pre-dispute arbitration agreements?

X Yes ☐ No

e. Please describe how the FP addresses the requirements for funding portals under the JOBS Act. In particular, please describe how the FP would (i) address investor education; (ii) take measures to reduce the risk of fraud with respect to funding portal transactions; (iii) ensure adherence to the aggregate selling limits; and (iv) protect the privacy of information collected from investors.

See attachments:

1. Business Description
2. U.S. Investor Suitability Questionnaire
3. Non-U.S. Investor Suitability Questionnaire
4. Institutional Investor Questionnaire

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Financial Industry Regulatory Authority
CrowdFunding Web Portal Registration
1735 K Street
Washington, D.C. 20006

Dear FINRA;

Enclosed you will find a Pre-CrowdFunding Web Portal Registration for "Alternative Securities Markets Group Corporation" (www.AlternativeSecuritiesMarket.com).

The Alternative Securities Market ("ASM") aims to be the First CrowdFunding Primary and Secondary Market for Regulation A Securities. The Alternative Securities Market is a ***Private***, Transparent Equity and Debt Marketplace that offers market participants a comprehensive range of services to meet both the the needs of issuers and investors. These services include a facility for "Direct Initial Public Offerings" for Qualified Regulation A Securities, Self-Directed IRAs, as well as a Private Secondary Resale Facility for the resale of Regulation A Securities (The "Ebay Style" Secondary Market is a portal where a Seller can post an "ask", and a Buyer can post a "Bid" to buy. The communications are only between a seller and a buyer. All sales are ONLY directly between a buyer and a seller. A seller pays a posting fee at the time of posting the ASK. There are no sales compensations).

The Alternative Securities Markets Group Corporation ("ASMG") is the operator of the Alternative Securities Market.

There are four market segments of the Alternative Securities Market:

1. *ASM Venture Market:*
   a. U.S. & Canadian Companies Only
   b. Securities are issued pursuant to Regulation A and Regulation S
   c. Minimum Offering: $100,000
   d. Maximum Offering: $1,000,000
   e. Equity, Debt (asset backed) & Convertible Preferred
   f. Additional Details available at: **http://www.AlternativeSecuritiesMarket.com**
   g. See Mandatory Reporting Requirements below for Companies listed on the Alternative Securities Market
2. *ASM Main Market:*
   a. U.S. & Canadian Companies Only
   b. Securities are issued pursuant to Regulation A and Regulation S
   c. Minimum Offering: $1,000,001
   d. Maximum Offering: $5,000,000
   e. Maximum Offering: upon enactment of Regulation A Plus, Tier II, the maximum Offering will increase to $50,000,000
   f. Equity, Debt (asset backed) & Convertible Preferred
   g. Additional Details available at: **http://www.AlternativeSecuritiesMarket.com**
   h. See Mandatory Reporting Requirements below for Companies listed on the Alternative Securities Market
3. *ASM Global Private Market:*
   a. U.S., Canadian & International Companies
   b. Securities are issued pursuant to Regulation D Rule 506
   c. Minimum Offering: $1,000,000
   d. Maximum Offering: No Maximum
   e. Equity, Debt (asset backed) & Convertible Preferred (others may be considered)
   f. Additional Details available at: **http://www.AlternativeSecuritiesMarket.com**
   g. See Mandatory Reporting Requirements below for Companies listed on the Alternative Securities Market
4. *ASM Pooled Funds Market:*
   a. Private Pooled Investment Funds (Real Estate Funds, Private Equity Funds, Hedge Funds, Etc.)
   b. Securities Issued pursuant to Regulation D or Regulation A (if available)
   c. Minimum Offering: $100,000

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

d. Maximum Offering: $No Maximum
e. Equity, Debt and Convertible Preferred (others may be considered)
f. Additional Details available at: **http://www.AlternativeSecuritiesMarket.com**
g. See Mandatory Reporting Requirements below for Companies listed on the Alternative Securities Market

Mandatory Public Reporting Requirements for Companies listed on the Alternative Securities Markets Group are listed starting at the bottom of this page. Though these requirements may differ from those required of the Securities & Exchange Commission or by any State Securities Regulator, it is the Alternative Securities Markets Group Corporation's determination that these mandatory public reporting requirements are in the best interest of the investing public, and are mandatory for all companies listed on the Alternative Securities Market. The Alternative Securities Markets Group Corporation's policy is not to engaged or list any company on the Alternative Securities Market that does not fully agree to, and keep current on the below public reporting requirements. Any company who fails to supply the below listed public reporting items, shall be '*delisted*' from the Alternative Securities Market and that Company's unrestricted securities held by investors, will not be allowed to be posted on the Alternative Securities Markets Group Secondary Resale Market ("*Alternative Securities Markets Group's Securities Clearinghouse*").

The Alternative Securities Markets Group's Securities Clearinghouse is essentially an "Ebay Style" of an online auction board where a holder of an unrestricted security of a company ***listed on the Alternative Securities Market*** can post an "*ask*" for the sale of shares, and a potential buyer can post a "*bid*" to buy the shares. The transaction is ***ONLY*** between a seller and a buyer, and a seller pays a nominal fee to post an "*ask*" on the "*Alternative Securities Markets Group's Securities Clearinghouse*". There are no sales commissions or "*spreads*" paid to the Alternative Securities Markets Group Corporation, and trades are only closed during a two hour window per week, which will be part of the Company's weekly "*concentrated trade volume*" (*though "asks" can be posted 24/7, and "bids" can be submitted 24/7*). The Alternative Securities Markets Group Corporation's only compensation is from the seller, and that is paid at the time of the seller posting the "*ask*", it is not dependent on whether the seller is successful in selling their securities or not. There is no compensation paid by the buyer.

The Mandatory Public Reporting Requirements of all Companies listed on the Alternative Securities Market are as follows:

- **Quarterly Un-audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of un-audited financial statements within 30 days of the close of each business quarter. Company financials shall be emailed to LEGAL@ASMMarketsGroup.com and will also posted at www.AlternativeSecuritiesMarket.com where approved investors, potential new investors and investment banking professionals with issued usernames and passwords will have access to view the Company's Financial Statements. All un-audited financial statements will be signed as "*true and accurate*" by the Chief Executive Officer and/or the Chief Financial Officer of the Company.

- **Annual Audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of AUDITED financial statements within 60 days of the close of each business fiscal year. Company financials shall be emailed to LEGAL@ASMMarketsGroup.com and will also posted at www.AlternativeSecuritiesMarket.com where approved investors, potential new investors and investment banking professionals with issued usernames and passwords will have access to view the Company's Financial Statements.

- **Quarterly Conference Calls:** Company agrees that the Company's Chief Executive Officer will participate in a Quarterly Conference Call with current investors, potential new investors and/or financial professionals that chose to participate in the conference call. During this Quarterly Conference Call with the CEO of the Company, the CEO will detail the "*current status of the company*" and detail where the CEO is taking the company in the future. Conference call will take place no sooner than ten days, and no greater than 30 days, from the release of the Company's quarterly financial release.CEO take make ample time to answer questions from conference call participants. Company agrees that the quarterly conference calls with the Company's CEO will posted on the Company's private page at www.AlternativeSecuritiesMarket.com where they may be heard by registered users of www.AlternativeSecuritiesMarket.com.

- **Monthly Status of the Company Report:** Company agrees that the Company's Chief Executive Officer will publish a monthly "*State of the Company Letter*" and email the "*State of the Company Letter*" to all investors of the Company and to Alternative Securities Markets Group. The "*State of the Company Letter*" should detail the current operational status of the Company, detail any information that the CEO feels is necessary for investors to know and include information on the path the CEO of the Company is looking at taking the company in the short-term and in the long-ter. Company agrees that the "*State of the Company Letter*" will be posted on the Company's private page at www.AlternativeSecuritiesMarket.com where they may be viewed by registered users of www.AlternativeSecuritiesMarket.com.

- **Corporate Actions:** Certain corporate actions must be disclosed to all investors and to Alternative Securities Markets Group. These include: All Dividends, Stock Splits, New Stock Issues, Reverse Splits, Na me Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to the Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to record date. All Corporate Actions will be published on the Company's page at www.AlternativeSecuritiesMarket.com.

The Alternative Securities Markets Group is further broken-down in EIGHTEEN MARKET SEGMENTS. Each of the below Market Segments were formed to: (1) operate as both an Independent Primary and Secondary Market Segment of the Alternative Securities Market for the Direct Initial Public Offering of Securities to the investing public and for the establishment of a Secondary Resale / Trading market for the direct resale of securities for companies listed on the Alternative Securities Market and current on all public reporting requirements., and (2) to act as a Private Equity Capital Partner to early and growth stage companies listed on one of the below listed market segments.

1. The Alternative Securities Markets Group Aviation and Aerospace Market
2. The Alternative Securities Markets Group Biofuels Market
3. The Alternative Securities Markets Group California Water Rights Market
4. The Alternative Securities Markets Group Commercial Mortgage Clearinghouse
5. The Alternative Securities Markets Group Energy Market
6. The Alternative Securities Markets Group Entertainment and Media Market
7. The Alternative Securities Markets Group Fashion & Textiles Market
8. The Alternative Securities Markets Group Financial Services Market
9. The Alternative Securities Markets Group Food and Beverage Market
10. The Alternative Securities Markets Group Hotel and Hospitality Market
11. The Alternative Securities Markets Group Life Settlement Market
12. The Alternative Securities Markets Group Medical Device and Pharmaceuticals Market
13. The Alternative Securities Markets Group Mining & Mineral Rights Market
14. The Alternative Securities Markets Group Oil and Natural Gas Market
15. The Alternative Securities Markets Group Residential Mortgage Clearinghouse
16. The Alternative Securities Markets Group Restaurant and Nightclub Market
17. The Alternative Securities Markets Group Retail and E-Commerce Market
18. The Alternative Securities Markets Group New Technologies Market

Each of the above are Limited Liability Companies (*either existing or pending registration*) of the Alternative Securities Markets Group Corporation. Each of the above LLCs make "*micro investments*" in each company listed on its Market Segment. These "*micro investments*" in each Company are made through the payment of State or Federal Fees and/or services rendered. These fees and/or services are detailed below (*but are not limited to*):

1. SEC Form 1-A Legal Drafting and Legal Compliance - $2,750
2. SEC CIK Number Issuance - $0.00
3. International Stock Identification Number: $500
4. SEC Form 1-A Filing with the SEC (each submission of seven copies, includes: printing, binding, binding materials, paper materials, ink / toner and postage): $50
5. NASAA Coordinated Review Submission - $450 for NINE States
6. State Registration and Filing Fees for Direct Initial Public Offering:

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

a. California: $200 plus 1/5 of 1% of the Offering
b. New York: $300 ($500,000 or less) to $1,200 ($500,001 or more)
c. Florida: $1,000
d. Texas: $100 plus 1/10th of 1% of the Offering
e. New Jersey: $1,000
f. Pennsylvania: $500 Plus 1/20th of 1% of the Offering
g. Nevada: 0.02% of the Offering (Min: $200 / Max: $2,000)
h. Arizona: 1/10th of 1% of the Offering (Min: $200 / Max: $2,000)

NOTE: The costs detailed above are either earned or paid by the Alternative Securities Markets Group Corporation, and are considered a debt of the Company. The Company issues a "Debt Note" to the Alternative Securities Markets Group Corporation upon each expenditure, or at qualification of the Regulation A by the SEC. Each debt note shall have an annualized rate of interest of 12%, with no monthly interest payments due, and all debt notes have a maturity of twelve months from the date of issuance. The Alternative Securities Markets Group recovers these expenditures from the "*Cost of Offering*" of each Company's Public Offering, and debt notes are paid as the Company gains capitalization on the Alternative Securities Market. If after 365 days from the date of issue, if any debt notes have not been paid in full (repurchased by the Company) from the "*costs of offering proceeds*", the entire debt note shall be voided and no further attempts to collect the funds will be made by the Alternative Securities Markets Group.

NOTE: Though the Company's on the Alternative Securities Market estimate a "Cost of Offering" of roughly 5% of offering amount, ABSOLUTELY NONE OF THESE FUNDS ABOVE THOSE POSTED ABOVE ARE PAID TO THE ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION OR ANY AFFILIATES OR SUBSIDIARIES OF THE ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION. It is estimated that Company legal fees, Company accounting expenses, Company Marketing and Advertising expenses 'could' potentially reach 5% of the gross offering amount. All of the costs and fees are at the discretion of the Company, and not the Alternative Securities Markets Group.

Alternative Securities Markets Group's Compensation:

- All companies pay a monthly "Public Reporting fee" to the Alternative Securities Markets Group per month. This monthly revolving fee is between $35 and $75 per month. This fee starts at the execution of the agreement and continues until the company is quoted on an OTC Market or a Regulated Stock Market, chooses to leave the Alternative Securities Market.
    - This Monthly Fee is paid for the following services:
        - Public Reporting of the Company's Monthly, Quarterly, Annual and other periodic reports
        - Company Listing on the Alternative Securities Market
        - Ensuring the Company's "Back Office" page is current and correct
- The Alternative Securities Markets Group Corporation, or a Market Segment Subsidiary, receives a fully diluted equity potion in each Company listed on the Alternative Securities Market. In lieu of charging each company $15,000 to $50,000 for services to be rendered, it is the position of the Alternative Securities Markets Group that cash liquidity is essential to health of each company listed on the Alternative Securities Market, and has chosen to take an equity position in each company as opposed to burdening each of our early stage and growth stage companies with a heavy financial burden. The diluted equity position in each company ranges from 1% to 5% depending on many varying factors.
- Debt Investment interest made in each company during the registration process of the Regulation A is detailed earlier in this document.

What the Alternative Securities Market does and does not do:

DOES (for the Company):

- Prepares all Regulation A SEC submissions on SEC Form 1-A
- Prepares and Submits SEC Form ID for SEC Edgar Access and CIK Number
- Assists Companies in all responses to comments received on Regulation A Submissions
- Lists the Company's general company and offering details on the appropriate Alternative Securities Market Tier and Market Segment

- Provides an online PDF copy of the current Regulation A submission along with a link to the Company's SEC Edgar page.
- Provides an online subscription agreement (username and password protected, and only made available to investors who have completed the Alternative Securities Markets Group Investor qualification questionnaire. NOTE: No member of the Alternative Securities Markets Group is able to accept any subscription agreements. ONLY the Investor and a member of the Company can sign and accept a subscription agreement).
- Provides all companies with a " Username and Password Protected Securities Compliance Back Office" that contains (but is not limited to):
  - Copies of all State, Federal and International Securities Filings
    - SEC Filings
    - NASAA / State Filings
  - Copies of all Subscription Agreements Completed
  - Copies of Investment Wires or Checks (these are provided to ASMG by the Company)
  - Excel Spreadsheet detailed current and past shareholder of the Company, number of units owned, amounts paid

DOES NOT *(for the Company):*

- No Member of the Alternative Securities Markets Group in any way promotes or solicits investments for Companies listed on the market.
- No Member of the Alternative Securities Markets Group distributes an Investment Prospectus for a company.
- No Member of the Alternative Securities Markets Group speaks to an investor about a particular company's securities or offerings. If ASMG is contacted by a Potential Investor or Investor wishing to speak about a particular offering or inquiring details about a company listed on the Alternative Securities Market, the Investors or Potential Investors are forwarded to a representative of the Company. The Alternative Securities Markets Group Corporation is an equitable interest owner in each company listed on the Alternative Securities Market (in exchange for the services detailed above), it, nor any of its members or affiliates, engage in any conversations about the Companies listed on the Alternative Securities Market or their securities. The only interaction the Alternative Securities Markets Group Corporation provides is online content about a company and their offerings, and a link to the Company's SEC Form 1-A (Regulation A) filings and subscription agreement.
- Does not act as an escrow company, and NEVER has any access to any investor funds for the Company. All investor funds are deposited directly into the Company's bank account (Investor to Company Direct).
- We do not Give any legal advice.
- We Do Not Advertise a Company or their Offerings! All marketing and advertisements paid for by the Alternative Securities Markets Group Corporation are ONLY for the promotion of the Alternative Securities Market and its services to investors. Any marketing or advertising done that promotes a company or their offerings is completed by the Company and paid by with their funds. The Alternative Securities Markets Group does provide "Preferred Media Partner Contacts" with members of print, digital, and broadcast media professionals with whom we have an existing relationship. The Alternative Securities Markets Group Corporation in no way is compensated for these referrals by the Company or by the Advertising Company.

DISCLAIMER IN ALL MARKETING PIECES TO COMPANIES SEEKING CAPITAL:

"The Alternative Securities Markets Group IN NO WAY accepts any form of cash commission or successful funding fees for the sale of any securities. No member of Alternative Securities Markets Group (or any subsidiaries) will in any way accept and fees related to the sale of any securities. No member of Alternative Securities Group (or any subsidiaries) will in any way market, advertise or solicit an investment from an investor for your Company. All Alternative Securities Markets Group's marketing and advertising efforts are made to attract private and institutional investors to the Alternative Securities Market. The Alternative Securities Market does issue press releases and alerts to "market participants" when a new company is listed, and about certain news related events about a Company through our News Wire Service, but we DO NOT in any way make any direct attempts to sell, or make an offer to sell any securities of the Company. All interactions with an investor regarding a Company's securities are between a "seller" (issuer or holder of a stock) and a "buyer". ALL INVESTORS FUNDS GO DIRECTLY TO THE SELL OF A SECURITY, NEVER TO THE ALTERNATIVE SECURITIES MARKETS GROUP!"

Thank you for taking the time to review this entire document describing the relationship between the Alternative Securities Market and the Company.

Thank you,

Steven J. Muehler

Mr. Steven J. Muehler
Founder and Chief Executive Officer
Alternative Securities Markets Group
9107 Wilshire Blvd.
Beverly Hills, California 90210
Direct: (213) 407-4386
Email: Legal@ASMMarketsGroup.com
Web: http://www.AlternativeSecuritiesMarket.com

STATE OF CALIFORNIA

BUSINESS, TRANSPORTATION AND HOUSING AGENCY

DEPARTMENT OF CORPORATIONS

TO: **Steven J. Muehler**
LA Investment Capital, LLC – Not operating
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90210

4139 Via Marina, Suite 1208
Marina Del Rey, California 90292

LA Investment Capital Alternative Investment Fund I, LLC – Not operating
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90210

4050 Glencoe Ave., Suite 210
Marina Del Rey, California 90292

LA Investment Capital BioFuels Fund I, LLC – Not operating
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90292

4050 Glencoe Ave., Suite 210
Marina Del Rey, California 90292

LA Investment Capital Energy Fund I, LLC – Not operating
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90210

4050 Glencoe Ave., Suite 210
Marina Del Rey, California 90292

LA Investment Capital Entertainment & Media Fund, LLC – Not operating Does not Exist
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90210

LA Investment Capital Oil & Natural Gas Fund I, LLC – Not operating
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90210

LA Investment Capital Real Estate Fund I, LLC – Not operating
9107 Wilshire Blvd., Unit 450
Beverly Hills, California 90210

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DESIST AND REFRAIN ORDER

(For violations of section 25110 of the Corporations Code)

The California Corporations Commissioner finds that:

1. At all relevant times, LA Investment Capital, LLC ("LA Investment Capital"), a California limited liability company, conducted business at 9107 Wilshire Blvd., Unit 450, Beverly Hills, California and/or 4139 Via Marina, Suite 1208, Marina Del Rey, California. LA Investment Capital was a purported Los Angeles-based high-performance, commercial real estate, energy, biofuels, oil and natural gas investment banking firm. LA Investment Capital acted as the managing member of several private equity funds, named below.

2. Steven J. Muehler ("Muehler") was the founder of LA Investment Capital.

3. LA Investment Capital maintained a website at www.lainvestmentbanc.com.

4. At all relevant times, LA Investment Capital Alternative Investment Fund I, LLC ("Alternative Investment Fund"), a California limited liability company, conducted business at 9107 Wilshire Blvd., Unit 450, Beverly Hills, California and/or 4050 Glencoe Avenue, Suite 210, Marina Del Rey, California. Alternative Investment Fund was an investment fund formed for the purpose of operating as an early and growth stage worldwide mining and mineral rights investment. The Alternative Investment Fund was to act as a private equity provider to small and middle market worldwide mining and mineral rights companies throughout the United States. According to its offering materials, LA Investment Capital acted as Alternative Investment Fund's managing member.

5. At all relevant times, LA Investment Capital BioFuels Fund I, LLC ("BioFuels Fund"), a California limited liability company, conducted business at 9107 Wilshire Blvd., Unit 450, Beverly Hills, California and/or 4050 Glencoe Avenue, Suite 210, Marina Del Rey, California. BioFuels Fund was an investment fund formed for the purpose of operating as an early and growth stage biofuels investment. The BioFuels Fund was to act as a private equity provider to small and middle market biofuels companies throughout the United States. According to its offering materials, LA Investment Capital acted as the BioFuels Fund's managing member.

6. At all relevant times, LA Investment Capital Energy Fund I, LLC ("Energy Fund"), a California limited liability company, conducted business at 9107 Wilshire Blvd., Unit 450, Beverly

Hills, California and/or 4050 Glencoe Avenue, Suite 210, Marina Del Rey, California. Energy Fund was an investment fund formed for the purpose of operating as an early and growth stage green energy investment. The Energy Fund was to act as a private equity provider to small and middle market green energy companies throughout the United States. According to its offering materials, LA Investment Capital acted as the Energy Fund's managing member.

7. At all relevant times, LA Investment Capital Entertainment & Media Fund, LLC ("Entertainment & Media Fund"), a purported California limited liability company, conducted business at 9107 Wilshire Blvd., Unit 450, Beverly Hills, California. Entertainment & Media Fund was an investment fund formed for the purpose of operating as an early and growth stage entertainment investment. The Entertainment & Media Fund was to act as a private equity provider to small and middle market entertainment companies throughout Los Angeles. According to its offering materials, LA Investment Capital acted as the Entertainment & Media Fund's managing member.

8. At all relevant times, LA Investment Capital Oil & Natural Gas Fund I, LLC ("Oil & Natural Gas Fund"), a purported California limited liability company, conducted business at 9107 Wilshire Blvd., Unit 450, Beverly Hills, California. Oil & Natural Gas Fund was an investment fund formed for the purpose of operating as an early and growth stage oil and natural gas investment. The Oil & Natural Gas Fund was to act as a private equity provider to small and middle market oil and natural gas companies throughout the United States. According to its offering materials, LA Investment Capital acted as the Oil & Natural Gas Fund's managing member.

9. At all relevant times, LA Investment Capital Real Estate Fund I, LLC ("Real Estate Fund"), a purported Nevada limited liability company, conducted business at 9107 Wilshire Blvd., Unit 450, Beverly Hills, California. Real Estate Fund was an investment fund formed for the purpose of operating as an early and growth stage real estate investment. The Real Estate Fund was to act as a private equity provider to small and middle market real estate companies throughout the United States. According to its offering materials, LA Investment Capital acted as the Real Estate Fund's managing member.

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10. Beginning in at least January 2010, Muehler and LA Investment Capital offered interests in limited liability companies and/or investment contracts to at least one California investor in the form of "membership units" in LA Investment Capital and the Alternative Investment Fund, BioFuels Fund, Energy Fund, Entertainment & Media Fund, Oil & Natural Gas Fund, and the Real Estate Fund.

11. Muehler and LA Investment Capital solicited the investor by means of the Internet.

12. These membership units were offered in this state in issuer transactions. The Department of Corporations has not issued a permit or other form of qualification authorizing any person to offer or sell these securities in this state.

Based upon the foregoing findings, the California Corporations Commissioner is of the opinion that these interests in limited liability companies, investment contracts and/or membership units are subject to qualification under the California Corporate Securities Law of 1968 and are being or have been offered without first being qualified. Pursuant to Section 25532 of the Corporate Securities Law of 1968, Steven J. Muehler; LA Investment Capital, LLC; LA Investment Capital Alternative Investment Fund I, LLC; LA Investment Capital BioFuels Fund I, LLC; LA Investment Capital Energy Fund I, LLC; LA Investment Capital Entertainment & Media Fund, LLC; LA Investment Capital Oil & Natural Gas Fund I, LLC; and LA Investment Capital Real Estate Fund I, LLC are hereby ordered to desist and refrain from the further offer or sale of securities, in the State of California, including but not limited to interests in limited liability companies, investment contracts, and/or membership units unless and until qualification has been made under said law or unless exempt.

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This Order is necessary, in the public interest, for the protection of investors and consistent with the purposes, policies, and provisions of the Corporate Securities Law of 1968.

Dated: August 25, 2010
Los Angeles, California

PRESTON DuFAUCHARD
California Corporations Commissioner

By ______________________
ALAN S. WEINGER
Deputy Commissioner
Enforcement Division